UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the for the year ended on December 31, 2021, presented on comparative basis.

Consolidated Financial Statements

For the financial year ended on

December 31, 2021, presented on comparative basis

Contents

CONSOLIDATED STATEMENT OF FINANCIAL POSITION2

CONSOLIDATED STATEMENT OF FINANCIAL POSITION3

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME4

CONSOLIDATED CONDENSED OF CHANGES IN SHAREHOLDERS´ EQUITY7

CONSOLIDATED STATEMENT OF CASH FLOWS9

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION11

2. SEGMENT REPORTING44

3. INCOME TAX47

4. FINANCIAL INSTRUMENTS48

5. FAIR VALUES49

6. TRANSFER OF FINANCIAL ASSETS53

7. NON CONTROLLING INTEREST53

8. LONG-TERM BENEFIT OBLIGATIONS53

9. RELATED PARTY TRANSACTIONS54

10. FINANCE LEASES54

11. COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT56

12. DIVIDENDS60

13. COMMITMENTS AND CONTINGENCIES61

14. INSURANCE61

15. ASSET MANAGEMENT AND OTHER SERVICES62

16. ADDITIONAL INFORMATION REQUIRED BY THE BCRA62

17. FINANCIAL RISK FACTORS66

18. INTERNATIONAL FINANCING PROGRAMS73

19. BUSINESS COMBINATIONS73

20. OFFSETTING OF FINANCIAL ASSET AND LIABILITIES73

21. CURRENT/NON-CURRENT DISTINCTION74

22. IMPACT OF COVID-19 ON GROUP`S OPERATIONS75

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS78

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED82

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING84

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING85

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT86

SCHEDULE G - INTANGIBLE ASSETS87

SCHEDULE H – CONCENTRATION OF DEPOSITS88

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS89

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY90

SCHEDULE R – LOAN LOSS RISK PROVISIONS91

SEPARATE STATEMENT OF FINANCIAL POSITION93

SEPARATE STATEMENT OF COMPREHENSIVE INCOME94

EARNING PER SHARE95

SEPARTE STATEMENT OF COMPREHENSIVE INCOME96

SEPARATE CONDENSED OF CHANGES IN SHAREHOLDERS´ EQUITY97

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY98

SEPARATE STATEMENT OF CASH FLOW99

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION100

2. INSTRUMENTOS FINANCIEROS111

3. FAIR VALUES112

4. INVESTMENT IN SUBSIDIARIES AND ASSOCIATES114

5. COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME115

6. RESTRICTED ASSETS117

7. COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES117

8. INCOME TAX121

9. LOAN AND DEBT ESTIMATED TERMS122

10. CAPITAL STOCK122

11. FINANCIAL RISK FACTORS122

12. SUBSEQUENT EVENTS124

SCHEDULE A – OTHER DEBT SECURITIES125

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT126

SCHEDULE G - INTANGIBLE ASSETS127

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY128

INFORMATIVE REVIEW AS OF DECEMBER 31, 2021129

Consolidated Financial Statements

For the financial year ended on

December 31, 2021, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.
Financial year:	N° 44 started on January 1, 2021
Legal Address:	Bartolomé Mitre 434 Ciudad Autónoma de Buenos Aires
Core Business:

Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617
Date of Registration at IGP:	October 15, 1980
Amendment of by-laws (last):	April 24, 2018 (Registration in progress)
Expiration date of the Company’s By-Laws:	October 15, 2079
Corporations Article 33 Companies general Law	Note 7 to Separate Financial Statements

Composition of Capital Stock as of December 31, 2021

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

ASSETS	Notes and Schedules	12/31/2021	12/31/2020
Cash and due from banks	1.8 and 5	32,574,118	55,357,647
Cash		12,589,320	19,309,242
Financial institutions and correspondents		19,342,856	35,818,480
Argentine Central Bank		18,134,499	29,620,309
Other local and financial institutions		1,208,357	6,198,171
Others		641,942	229,925
Debt Securities at fair value through profit or loss	1.8, 5, 11.1 and A	19,757,685	14,900,812
Derivatives	11.2 and 5	221,858	217,271
Reverse Repo transactions	5 and 11.3	42,849,578	33,742,602
Other financial assets	1.8, 11.4 and 5	13,892,799	6,466,853
Loans and other financing	5,11.5 and B	157,900,248	159,960,374
To the non-financial public sector		22,738	35,517
To the financial sector		76,832	18,207
To the Non-Financial Private Sector and Foreign residents		157,800,678	159,906,650
Other debt securities	5, 11.6 and A	79,002,785	62,284,781
Financial assets pledged as collateral	5 and 11.7	8,539,934	7,403,589
Deferred income tax assets		880,290	-
Investments in equity instruments	5 and A	264,280	175,587
Property, plant and equipment	F	11,034,912	10,722,347
Investment property	F	8,698,123	9,053,396
Intangible assets	G	11,422,105	10,237,674
Deferred income tax assets		2,602,840	4,559,619
Other non-financial assets	11.8	2,460,899	2,042,059
Inventories	11.9	136,775	107,114
TOTAL ASSETS		392,239,229	377,231,725

The accompanying notes and schedules are an integral part of the Consolidated Financial Statement.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	12/31/2021	12/31/2020
LIABILITIES
Deposits	5, 11.10 and H	288,458,097	269,644,541
Non-financial public sector		11,475,017	11,941,378
Financial sector		39,099	86,665
Non-financial private sector and foreign residents		276,943,981	257,616,498
Liabilities at fair value through profit or loss	5 and 11.11	2,053,216	3,021,859
Derivatives	11.15	-	3,011
Other financial liabilities	5 and 11.12	23,780,242	11,365,430
Financing received from the Argentine Central Bank and other financial institutions	5 and 11.13	6,252,548	8,832,217
Unsubordinated debt securities	5 and 16.4	1,059,240	6,379,922
Current income tax liabilities		-	1,944,531
Subordinated debt securities	5 and 16.4	-	1,721,443
Provisions	11.14	913,671	1,028,051
Deferred income tax liabilities		61,736	63,403
Other non-financial liabilities	11.16	16,243,827	18,333,510
TOTAL LIABILITIES		338,822,577	322,337,918

SHAREHOLDERS' EQUITY
Capital stock		456,722	456,722
Paid in capital		43,558,993	43,558,993
Capital Adjustments		4,713,494	4,713,494
Reserve		4,635,585	-
Retained earnings		(341,054)	-
Other comprehensive income		1,210,586	1,311,526
Net income for the year		(860,404)	4,809,242
Shareholders' Equity attributable to owners of the parent company		53,373,922	54,849,977
Shareholders' Equity attributable to non-controlling interests		42,730	43,830
TOTAL SHAREHOLDERS' EQUITY		53,416,652	54,893,807
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		392,239,229	377,231,725

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

As of December 31, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

		12/31/2021	12/31/2020
Interest income	11.17	103,420,472	97,583,644
Interest expenses	11.18	(60,499,508)	(43,130,268)
Net interest income		42,920,964	54,453,376
Service fee income	11.20	16,665,264	17,348,966
Service fee expenses	11.21	(5,080,481)	(5,355,317)
Income from insurance activities	14	2,271,246	2,522,921
Net Service Fee Income		13,856,029	14,516,570
Subtotal		56,776,993	68,969,946
Net income from financial instruments (NIFFI) at fair value through profit or loss	11.19	8,889,470	5,004,594
Result from assets withdrawals rated at amortized cost		254,187	991,715
Exchange rate difference on gold and foreign currency		992,383	1,606,801
Subtotal		10,136,040	7,603,110
Other operating income	11.22	5,520,403	5,865,898
Result from exposure to changes in the purchasing power of the currency		(8,158,870)	(6,759,527)
Loan loss provisions		(7,283,448)	(13,215,203)
Net operating income		56,991,118	62,464,224
Personnel expenses	11.23	25,591,322	27,422,841
Administration expenses	11.24	15,355,578	15,565,847
Depreciations and impairment of non-financial assets	11.25	4,226,935	3,633,207
Other operating expenses	11.26	11,846,768	9,920,618
Operating income		(29,485)	5,921,711
(Loss) / Income before taxes from continuing operations		(29,485)	5,921,711
Income tax		831,902	1,109,382
Net (loss) / income for the year		(861,387)	4,812,329
Net income for the year attributable to owners of the parent company		(860,404)	4,809,242
Net income for the year attributable to non-controlling interests		(983)	3,087

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

As of December 31, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2021	12/31/2020
NUMERATOR
Net (loss) / income for the year attributable to owners of the parent company	(860,404)	4,809,242
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net (loss) / income attributable to owners of the parent company adjusted by dilution	(860,404)	4,809,242

DENOMINATOR

Weighted average of ordinary shares	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	456,722	456,722

Basic Income per share	(1.88)	10.53
Diluted Income per share	(1.88)	10.53

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

As of December 31, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2021	12/31/2020
Net (loss) / income for the year	(861,387)	4,812,329
Components of Other Comprehensive Income not to be reclassified to profit or loss
Revaluations of the year of property, plant and equipment and intangibles	(75,740)	726,511
Revaluations of property, plant and equipment and intangibles	(36,686)	1,037,872
Income tax	(39,054)	(311,361)
Net income from equity instrument at fair value through changes in other comprehensive income	4,564	-
Income for the year from equity instrument at fair value through other comprehensive income	3,950	-
Income tax	614	-
Total Other Comprehensive Income not to be reclassified to profit or loss	(71,176)	726,511
Components of Other Comprehensive Income to be reclassified to profit or loss
Foreign currency translation difference in financial statements conversion	405	-
Foreign currency translation differences for the fiscal year	405	-
(Loss)/ Income from financial instrument at fair value through changes in other comprehensive income	(30,286)	408,599
Loss for the year from financial instrument at fair value through other comprehensive income	(276)	446,172
Income tax	(30,010)	(37,573)
Total Other Comprehensive Income to be reclassified to profit or loss	(29,881)	408,599
Total Other Comprehensive Income	(101,057)	1,135,110
Other comprehensive income attributable to owners of the parent company	(100,940)	1,133,948
Other comprehensive income attributable to non-controlling interests	(117)	1,162
Total Comprehensive (Loss) / Income	(962,444)	5,947,439
Total comprehensive (loss) / income attributable to owners of the parent company	(961,344)	5,943,190
Total comprehensive (loss) / income attributable to non-controlling interests	(1,100)	4,249

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial years ended on December 31, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders´equity
							Revaluation of PPE	Conversion difference	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2020	456,722	4,713,494	43,558,993	-	-	4,809,242	892,967	-	418,559	54,849,977	43,830	54,893,807
Distribution of retained earnings by the shareholders’ meeting on April 27, 2021:
Constitution of reserves	-	-	-	531,832	4,103,753	(4,635,585)	-	-	-	-	-	-
Dividend distribution	-	-	-	-	-	(514,711)	-	-	-	(514,711)	-	(514,711)
Net loss for the year	-	-	-	-	-	(860,404)	-	-	-	(860,404)	(983)	(861,387)
Other comprehensive (loss) / income for the year	-	-	-	-	-	-	(75,664)	405	(25,681)	(100,940)	(117)	(101,057)
Balance at December 31, 2021	456,722	4,713,494	43,558,993	531,832	4,103,753	(1,201,458)	817,303	405	392,878	53,373,922	42,730	53,416,652

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements .

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial years ended on December 31, 2021 and 2020

(Expressed in thousands of pesos)

Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income		Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders´equity
							Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2019	456,722	4,713,494	43,558,993	-	(7,949,658)	8,749,747	167,200	10,378	49,706,876	39,581	49,746,457
Distribution of retained earnings by the shareholders’ meeting on April 28, 2020:
Constitution of reserves	-	-	-	-	8,749,747	(8,749,747)	-	-	-	-	-
Dividend distribution	-	-	-	-	(800,089)	-	-	-	(800,089)	-	(800,089)
Net Income for the year (1)	-	-	-	-	-	4,809,242	-	-	4,809,242	3,087	4,812,329
Other comprehensive income for the year(1)	-	-	-	-	-	-	725,767	408,181	1,133,948	1,162	1,135,110
Balance at December 31, 2020 (1)	456,722	4,713,494	43,558,993	-	-	4,809,242	892,967	418,559	54,849,977	43,830	54,893,807

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

(1) The balances at the end of fiscal year 2020 were adjusted in accordance with Communication "A" 7211. See also Note 1.2.4. to). section "Modifications to the Accounting Framework established by the BCRA - monetary result accrued with respect to items of a monetary nature that are measured at fair value with changes in Other Comprehensive Income (OCI)".

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the financial years ended on December 31, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2021	12/31/2020
CASH FLOW FROM OPERATING ACTIVITIES

Net (loss) / income for the year before Income Tax	(29,485)	5,921,711

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	4,226,935	3,633,207
Loan loss provisions	7,283,448	13,215,203
Other adjustments
-Exchange rate difference on gold and foreign currency	(992,383)	(1,606,801)
- Interests from loans and other financing	(103,420,472)	(97,583,644)
- Interests from deposits and financing received	60,499,508	43,130,268
-Net income from financial instruments at fair value through profit or loss	(8,889,470)	(5,004,594)
-Result from derecognition of financial assets measured at amortized cost	(254,187)	(991,715)
-Result from exposure to changes in the purchasing power of the currency	8,158,870	6,759,527
-Fair value measurement of investment properties	441,020	92,457
-Interest on liabilities for financial leases	268,813	207,035
-Allowances reversed	(1,713,707)	(703,329)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	11,874,723	(5,637,832)
Derivatives	(4,587)	312,050
Reverse Repo transactions	(9,106,976)	(33,742,602)
Loans and other financing
To the non-financial public sector	12,779	23,805
To the other financial entities	(58,625)	114,371
To the non-financial sector and foreign residents	99,956,703	106,530,061
Other debt securities	(16,718,004)	(40,355,511)
Financial assets pledged as collateral	(1,136,345)	3,556,784
Investments in equity instruments	-	(77,642)
Other assets (*)	(8,158,353)	(2,794,347)

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	(466,361)	700,557
Financial sector	(47,566)	28,926
Private non-financial sector and foreign residents	(41,172,025)	43,032,103
Liabilities at fair value through profit or loss	(968,643)	2,632,339
Derivatives	(3,011)	3,011
Repo transactions	-	(657,201)
Other liabilities (*)	11,163,796	(5,215,741)
Income Tax paid	(1,770,675)	(2,081,220)

Net cash (used in) / provided by operating activities (A)	8,975,720	33,441,236

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets and other assets	(5,164,746)	(5,859,334)
Purchase of liability or equity instruments issued by other entities	(88,693)	(67,988)
Purchase of subsidiaries	-	(11,007)

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements .

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the financial years ended on December 31, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2021	12/31/2020
CASH FLOW FROM INVESTING ACTIVITIES

Collections:
Disposals related to PPE, intangible assets and other assets	417,039	425,906

Net cash used in investing activities (B)	(4,836,400)	(5,512,423)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Interest on finance lease liabilities	(2,426,914)	(2,062,110)
Unsubordinated debt securities	(7,572,780)	(10,242,449)
Financing received from Argentine Financial Institutions	(34,930,664)	(32,148,451)
Subordinated debt securities	(1,721,443)	(2,678,103)
Dividends paid	(514,711)	(800,089)

Collections:
UnSubordinated debt securities	2,252,098	4,005,697
Financing received from Argentine Financial Institutions	32,350,995	22,450,153

Net cash used in financing activities (C)	(12,563,419)	(21,475,352)

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	10,697,803	9,246,019

Net increase / (decrease) in cash and cash equivalents (A+B+C+D)	2,273,704	15,699,480
Cash and cash equivalents at the beginning of the year (NOTE 1.8)	59,571,418	57,523,052
Result from exposure to changes in the purchasing power of the currency of cash and equivalents	(17,116,657)	(13,651,114)
Cash and cash equivalents at the end of the year (NOTE 1.8)	44,728,465	59,571,418

(*) In the items “Other assets” and “Other liabilities” were eliminated 1,205,056 corresponding to non-monetary transactions.

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, Its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., IUDÚ Compañía Financiera S.A., Sofital S.A. F. e I.I., Tarjeta Automática  S.A., Supervielle Asset Management S.A., Espacio Cordial Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., InvertirOnline,Com Argentina S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U., Futuros del Sur S.A., Easy Cambio S.A. and IOL Holding S.A..

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These Consolidated Financial Statements have been approved by the Board of Directors of the Company at its meeting held on March 02, 2022.

1.1.	Differences between the accounting framework established by the BCRA and IFRS

These consolidated financial statements have been prepared in accordanse withthe accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Standards Interpretation Committee (IFRSIC)with the following exceptions:

(i)	Temporary exception of IFRS 9 “Financial Instruments” application over debt instruments of the non-financial public sector,

If IFRS 9 has been applied on debt debt instruments of the Non-Financial Public Sector, a net reduction of income tax of 49.5 million and 427.8million would have been recorded in the Group's equity as of December 31, 2021 and 2020 , respectively.

(ii)	Temporary exception of the application of Section 5.5 (Value Impairment) for Group C entities, a category that includes IUDÚ Compañia Financiera S.A.. Therefore, provisions of the aforementioned entity are held under minimum provisions standards set by the Argentine Central Bank. (See note 1.1.1)

1.1.1	Impairment of financial assets

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5.5 of IFRS 9 as from fiscal years starting on 1 January, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions. Likewise, Communication “A” 7181 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “C” group Companies until January 1, 2022,a category that includes IUDÚ Compañía Financiera S.A.; therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank. It is worth mentioning that through communications "A" 7108 and 7134, the Argentine Central Bank ordered the classification of financial entities into groups "A", "B" and "C", leaving IUDÚ Compañía Financiera classified as Group "C" as of October 1, 2020.

Upon the application of impairment model included in section 5.5 of IFRS 9, a decrease of about 2,096.4 million and 1,283.4 million would have been recorded in the shareholders ´equity as of December 31, 2021 and, 2020 respectively.

1.2. Preparation basis

These consolidated financial statements have been prepared in acoordance whith the accounting framework established by B.C.R.A. described in Note 1.1.

The Gruop´s Board has concluded that these consolidated financial statements reasonably express the financial position, financial performance and cash flows.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the year. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these consolidated financial statements preparation.

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

1.2.1	Going concern

As of the date of these consolidated financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.2.2	Measuring unit – IAS 29 (Financial reporting in hyperinflationary economies)

Figures included in these consolidated financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s consolidated financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these consolidated financial statements have been re-expressed as of  December 31, 2021.

1.2.3Comparative information

The balances for the year ended December 31, 2020 that are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year. Certain figures of these financial statements have been reclassified in order to present the information in accordance with the regulations in force as of December 31, 2021.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Bank has applied the following:

(i)	Inflation adjustment of figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of December 31, 2021 and 2020 in order to record them in homogeneous currency.
(ii)	Recognition of an adjustment to prior year income of 341,387 in accordance with Communication "A" 7211, which established that monetary income corresponding to items of a monetary nature that are measured at fair value with offsetting entry in other comprehensive income shall be recorded in income (loss) for the period as of January 1, 2021. For comparative purposes, balances were adjusted as of December 31, 2020. An Adjustment to Prior Year Income [“AREA” for its acronym in Spanish] was not recorded at the beginning of the comparative year because there were no assets measured at fair value with offsetting in Other Comprehensive Income as of January 1, 2020 (see note 1.2.4 (a)).

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.2.4 Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on December 31, 2021:

(a)Changes in the Accounting Framework set by the Argentine Central Bank - monetary income accrued with respect to items of a monetary nature that are measured at fair value with changes in Other Comprehensive Income (OCI)

Through Communication “A” 7211, the Argentine Central Bank established that monetary income accrued with respect to items of a monetary nature that are measured at fair value with changes in Other Comprehensive Income (OCI) shall be recorded in the relevant accounts of income (loss) for the period. Consequently, it further established that in fiscal year 2021, retained earnings shall be adjusted and recorded in the account “Adjustments to retained earnings” in order to include monetary income accrued with respect to the aforementioned items that was recorded in OCI as at the beginning of the comparative year. Furthermore, the Communication established that the comparative information to include in the Financial Statements for Quarterly/Annual Publication corresponding to the fiscal year 2021 -both interim and annual- shall take into account the exposure criterion laid down with respect to the involved items of each statement. Accordingly, the comparative information has been modified to comply with the above-mentioned publication.

Based on the provisions of communication "A" 7211, the result for the year as of December 31, 2020 was adjusted by 341,387 according to the following detail:

	31/12/2020 According to issued balance	Restatement	Adjustment communication "A" 7211	31/12/2020 Adjusted
Net income for the year
Net income for the year attributable to owners of the parent company	3,412,111	5,150,297	(341,055)	4,809,242
Net income for the year attributable to non-controlling interests	2,265	3,419	(332)	3,087
Total Other Comprehensive Income
Other comprehensive income attributable to owners of the parent company	525,298	792,893	341,055	1,133,948
Other comprehensive income attributable to non-controlling interests	550	830	332	1,162

(b)Changes in IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Reference interest rate reform (IBOR)

With the purpose of working out issues resulting from the implementation of the reference interest rate reform (IBOR), on August 27, the IASB released changes in standards. The most important changes are related to the accounting of financial instruments at amortized cost. Such changes require that financial entities update contractual cash flows resulting from the reference interest rate reform through the modification of the effective interest rate pursuant to paragraph B5.4.5 of IFRS 9. Therefore, no impact on income is recorded as a result of such modification. Said change shall be applied only when necessary as a direct consequence of the application of the reference interest rate reform (IBOR). IFRS 16 was also modified; thus, requiring lessees to utilize the same modification when accounting changes in leasing payments to be produced as a result of the reference interest rate reform (IBOR).

The adoption of this new standard had no impact on the Group's financial statements.

(c)Amendments to IFRS 16 “Leases”: lease concessions in a COVID-19 environment

Many lessors have granted, or expect to grant, lease concessions to lessees as a consequence of the COVID-19 pandemic. These concessions can be diverse, including grace periods and deferral of lease payments, sometimes followed by an increase in lease payments in future periods. IFRS 16 contains requirements that apply to these concessions. However, the IASB pointed out that it could be difficult to impose such requirements to a potentially large number of lease concessions related to the COVID-19 pandemic, especially in light of many other challenges faced by stakeholders during the pandemic.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As a result of this, the IASB provided lessees (but not lessors) with relief in the form of an optional exemption to assess whether a COVID-19-related lease concession is a lease modification. Lessees can elect to account for lease concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as a variable lease payment. This simplification only applies to lease concessions that occur as a direct consequence of the COVID-19 pandemic. Lessees who make use of the exemption shall disclose such fact as well as the amount recognized in income (loss) that arises from the COVID-19-related lease concessions. If a lessee chooses to apply the practical expedient to a lease, it will apply it consistently to all lease agreements with similar characteristics and under similar circumstances. The amendment will be applied retrospectively in accordance with IAS 8; however, lessees are neither required to restate figures from previous fiscal years nor disclose them pursuant to paragraph 28 (f) of IAS 8.

The adoption of this new standard had no impact on the Group's financial statements.

The following sets forth changes that have not become in force as of December 31, 2021:

(a)	Amendments to IFRS 3 “Business Combinations”, IAS 16 “Property, plant and equipment” and IAS 37 “Provisions, contingent liabilities and contingent assets”

IAS 16, 'Property, plant and equipment (PPE) - income before intended use'

IAS 16 requires that the cost of an asset includes any costs attributable to bringing the asset to the location and condition necessary for it to be able to operate in the manner intended by management. One of those costs is testing whether the asset is working properly.

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is working properly). The proceeds from selling such samples, together with the costs of producing them, are now recognized in profit or loss. An entity will use IAS 2, “Inventory”, to measure the cost of those items. Cost will not include depreciation of the asset being tested because it is not ready for its intended use.

The amendment also clarifies that an entity is “testing whether the asset is working properly” when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Therefore, an asset may be able to operate as intended by management and subject to depreciation before it has achieved the level of operating performance expected by management.

The amendment requires entities to separately disclose the amounts of proceeds and costs relating to items produced that are not an output of the entity’s regular activities. An entity shall also disclose the line item in the statement of comprehensive income where the proceeds are included.

IAS 37 “Provisions, contingent liabilities and contingent assets - Onerous contracts – Cost of fulfilling a contract”

lAS 37 defines an onerous contract as one in which the unavoidable costs of meeting the entity’s obligations exceed the economic benefits to be received under that contract. Unavoidable costs are the lower of the net cost of exiting the contract and the costs to fulfill the contract. The amendment clarifies the meaning of “costs to fulfill a contract”.

The amendment explains that the direct cost of fulfilling a contract comprises:

*the incremental costs of fulfilling that contract (for example, direct labor and materials); and

*an allocation of other costs that relate directly to fulfilling contracts (for example, an allocation of the depreciation charge for an item of PP&E used to fulfill the contract).

The amendment also clarifies that, before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to that contract.

The amendment could result in the recognition of more onerous contract provisions, because previously some entities only included incremental costs in the costs to fulfill a contract.

IFRS 3 “Business Combinations - Reference to the Conceptual Framework”

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Board has updated IFRS 3, “Business combinations”, to refer to the 2018 Conceptual Framework for Financial Reporting, in order to determine what constitutes an asset or a liability in a business combination. Prior to the amendment, IFRS 3 referred to the 2001 Conceptual Framework for Financial Reporting.

In addition, the Board added a new exception in IFRS 3 for liabilities and contingent liabilities. The exception specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 shall instead refer to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, or IFRIC 21, “Levies”, rather than the 2018 Conceptual Framework. Without this new exception, an entity would have recognized some liabilities in a business combination that it would not recognize under IAS 37. Therefore, immediately after the acquisition, the entity would have had to derecognize such liabilities and recognize a gain that did not depict an economic Gain.

The Board has also clarified that the acquirer shall not recognize contingent assets, as defined in IAS 37, at the acquisition date.

All these amendments will be applicable for fiscal years beginning on or after January 1, 2022.

The Group is evaluating the impact of the application of this new standard.

(b) IFRS 17 “Insurance contracts”

On May  18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from November 1, 2023.

The Group is evaluating the impact of the application of this new standard.

(c)Annual Improvements 2018-2020

Fees included in the 10% test for derecognition of financial liabilities

The amendment to IFRS 9 establishes which fees should be included in the 10% test for derecognition of financial liabilities. Costs or fees could be paid to either third parties or the lender. Under the amendment, costs or fees paid to third parties will not be included in the 10% test.

Illustrative examples accompanying IFRS 16 Leases

Illustrative Example 13 accompanying IFRS 16 is amended to remove the illustration of payments from lessor relating to lease improvements. The reason for the amendment is to remove any potential confusion about the treatment of lease incentives.

Subsidiaries as First-time adopters of IFRS

IFRS 1 grants an exemption to subsidiaries that become a first-time adopter of IFRS after their parent. The subsidiary may measure the carrying amounts of its assets and liabilities that would have been included in the consolidated financial statements of its parent, based on the transition date to IFRS of the parent if no adjustments were made for reasons of consolidation and for the purposes of the business combination by which the parent acquired the subsidiary.

IFRS 1 was amended to allow entities that have taken this IFRS 1 exemption to also measure cumulative translation differences using the amounts reported by the parent, based on the transition date to IFRS of the parent. The amendment to IFRS 1 extends the above-mentioned exemption to cumulative translation differences in order to reduce costs for first-time adopters of IFRS. The amendment will also apply to associates and joint ventures that have taken the same exemption from IFRS 1.

Taxation in fair value measurements

The requirement for entities to exclude cash flows for taxation when measuring fair value measurement under IAS 41 “Agriculture” has been removed. The purpose of this amendment is to align it with the requirement included in the standard to discount cash flows after taxes.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Effective date

All amendments will become effective on January 1, 2022. Early application is allowed.

The Group is evaluating the impact of the application of this new standard.

(d)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

The IASB amended IAS 1, “Presentation of Financial Statements”, to require companies to disclose material accounting policy information rather than significant accounting policy information. The amendment also clarifies that accounting policy information is expected to be material or of relative importance if, without it, users of the financial statements would be unable to understand other material information, or of relative importance, in the financial statements concerning significant accounting standards. To support this amendment, the Board also amended IFRS Practice State 2, “Making Materiality Judgments”, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The amendment to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, helps to distinguish between changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as to those of the current period.

These amendments are applicable to annual periods beginning on or after January 1, 2023. Early application is allowed. Changes shall be applied prospectively.

The Group is evaluating the impact of the application of this new standard.

(e)	Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

These amendments establish that deferred taxes arising from a single transaction that, on initial recognition, give rise to taxable and deductible temporary differences of the same value shall be recognized. This will generally apply to transactions such as leases (for lessees) and decommissioning or remediation obligations, where the recognition of deferred tax assets and liabilities will be required. These amendments shall be applied to transactions that occur on or after the beginning of the earliest comparative period presented. Likewise, deferred tax assets (to the extent that it is probable that they can be used) and deferred tax liabilities shall be recognized at the beginning of the earliest comparative period for all deductible or taxable temporary differences associated with:

-Right-of-use assets and lease liabilities, and

-Decommissioning, restoration and similar liabilities and the corresponding amounts recognized as part of the cost of the related asset.

The cumulative effect of initially applying the amendments is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

Previously, IAS 12 did not establish any particular accounting treatment for the tax effects of leases that were recognized on the balance sheet and for similar transactions, so different approaches were considered acceptable. Entities that are already recognizing deferred taxes on these transactions will not have an impact on their financial statements.

The amendments will be effective for fiscal years beginning on or after January 1, 2023 with early adoption permitted.

The Group is evaluating the impact of the application of this new standard.

1.3 Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.
●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.
●A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

The following describes the Group´s judgements and assumptions for ECL measurement:

1.3.1. Significant increase in credit risk

The Group considers that a financial asset has experienced a significant credit risk increase when one or more than the following qualitative and quantitative criteria have been observed:

Personal and Business Banking

●	Portfolios between 31 and 90 days past due
●	The credit origination score has deteriorated by more than 30% with respect to the current performance score
●	Internal Behavior Score at client level below the cut-off point [1]
●	Overlays are incorporated for those groups of the portfolio that are considered to have a higher risk than that reflected in their historical behavior due to their characteristics.

Corporate Banking

●	Portfolios between 31 and 90 days past due
●	Portfolios whose classification under Argentine Central Bank regulation is higher than 1

1 High Income: Salary Plan Segment >=400, Open Market Segment >=700 and Retired Segment >=610

The rest: Salary Plan Segment >=500, Open Market Segment >=700 and Retired Segment >=610

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

●	Probability of default higher than 30%.
●	Its rating deteriorated by more than two notes from its credit approval rating.

Consumer Finance

●	Portfolios between 31 and 90 days past due.

Sectoral Analysis – Covid-19 Risk

Considering that the internal deterioration models are estimated with historical information and there are only a few months of observation of the impact of COVID 19, a sectoral analysis is maintained from the 2020 period as an additional definition of a significant increase in risk.

In such analysis, companies’ default risk is evaluated according to the type of industry and the impact such companies have suffered through the current economic situation, while taking into account their characteristics, seasonal nature, etc.

Finally, the different industries are classified into four types of risk. They are:

●	Low risk
●	Medium risk
●	High risk
●	Very high risk

This additional definition of a significant increase in credit risk has been applied for the SME and E&P segments, for the very high and high risk activities (only for the Corporate Unsecured Loans):

Very high risk	High risk
Entertainment	Construction
Real estate	Sports
Textile

1.3.2. Individual and collective evaluation basis

Expected losses are estimated both in a collective and individual manner.

The Group´s individual estimation is aimed at calculating expected losses for significantly impaired risks. In these cases, the amount of credit losses is calculated as the difference between expected cash flows discounted at the effective interest rate of the operation and the value in the books of the instrument.

For collective estimation of expected credit losses, instruments are distributed in groups of assets depending on credit risk features. Exposures within each group are segmented in accordance with the similar features of the credit risk, including the debtor´s payment capacity pursuant to contractual conditions. These risk features need to play a key role in the estimation of future flows of each group. Credit risk features may consider the following factors, among others:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Entity	Parameter	Segment
Personal and Businesses Banking	Probability of Default (DP)	Personal loans (1)
Credit cards (1)
Mortgage loans
Refinancing
Other financings
	Loss Given Default (LGD)	Personal loans
Credit cards
Overdrafts
Mortgage loans
Refinancing
Other financings
Corporate Banking	Probability of Default (DP) (2)	Small Companies
Medium Companies
Big Companies
Financial Sector
	Loss Given Default (LGD)	Secured loans
Unsecured loans

Consumer Finance	Probability of Default (DP)	Credit cards loans
Refinancing
Cash loans
Cash consumptions and directed loans
IUDÚ Automobile Loans
Tarjeta Automatica Personal loans
	Loss Given Default (LGD)	Credit Cards
Personal loans
Refinancing
IUDÚ Automobile Loans

(1)	For credit cards and personal loans, the Group includes an additional layer of analysis: senior citizens, high income, open market, high income payroll, non- high income open market, non-high income payroll, Personal and Business, former senior cityzens and former payroll
(2)	Probability of default within Corporate Banking is calculated by grouping clients based on the client size for Stage 1 facilities. For Stage 2 and Stage 3, Probability of default is calculated including all segments of Corporate Banking due to the lack of materiality to form a larger group.

The credit risk characteristics used to group the instruments are, among others: type of instrument, debtor's sector of activity, geographical area of activity, type of guarantee, aging of past due balances and any other factor relevant to estimating the future cash flows.

Grouping of financial instruments is monitored and reviewed on a regular basis by the Credit Risk and Stress Test Area.

1.3.3 Definition of default and impaired credit

The Group considers that a financial instrument is in default when such instrument entails one or more of the following criteria:

Personal and Businesses Banking

●	Financial instruments delinquent after 90 days in contractual payments.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Corporate Banking

●	Financial instruments delinquent more than 90 days in past due.
●	Financial instruments with B.C.R.A. situation greater than or equal to 3.
●	Rating C or D.

Consumer Finance

●	Financial instrument more than 90 days past due.

These criteria are applied in a consistent manner to all financial instruments and are aligned with the internal definition of defaultused for the administration of credit risk. Likewise, such definition is consistently applied to define PD (“Probability of Default”), Exposure at Default (“EAD”) and Loss Given Default ( “LGD”).

1.3.4. Measurement of Expected Credit Loss – Explanation of inputs, assumptions and calculation techniques

ECL is measured on a 12-month or lifetime basis, depending on whether a significant increase in credit risk has been recorded since initial recognition or whether an asset is considered to be credit-impaired. ECL are the discounted product of the Probability of Default (“PD”), Exposure at default (“EAD”) and Loss Given Default (“LGD”), defined as follows::

●	The PD represents the likelihood of a borrower defaulting on its financial obligation (pursuant to the “Definition of default and credit impaired” set forth in Note 1.3.3), either over the next 12 months or over the remaining lifetime (lifetime PD) of the obligation.

●	EAD is based on the amounts the Group expects to be owed at the time of default, over the next 12 months (12 months EAD) or the remaining lifetime (lifetime EAD). For example, for a revolving commitment, the Group includes the current drawn balance plus any further amount that is expected to be drawn up to the current contractual limit by the time of default, should it occur.

●	LGD represents the Group´s expectation of the extent of loss on a defaulted exposure. LGD varies by type of counterparty, seniority of claim, availability of collateral or other type of credit support. LGD is expressed as a percentage per unit of exposure at the time of default LGD is calculated on a 12-month or lifetime basis, where 12 month LGD is the percentage of loss expected to be made if the default occurs in the next 12 months and lifetime LGD is the percentage of loss expected to be made if the default occurs over the remaining expected lifetime of the loan.

ECL is determined by projecting PD, LGD and EAD for each future month and each individual exposure or collective segment. These three components are multiplied and adjusted for the likelihood of survival (that is, the exposure has not been prepaid or defaulted in an earlier month). This effectively calculates an ECL for each future month, which is then discounted back to the reporting date and summed. The discount rate used inthe ECL calculation is the original effective interest rate or an approximation thereof.

The Entity based its calculation of the ECL parameters on internal modelsthat were adapted in order to be compliant with IFRS 9.

The Group includes prospective economic information in its definition of DP, EAD and LGD over 12 months or Lifetime. See Note 1.3.5 for the explanation of prospective information and its consideration in the calculation of ECL.

1.3.5 Forward-looking information considered in expected credit loss models

The evaluation of significant credit increases and the calculation of ECL include prospective information. The Group carried out a historical analysis and identifies key economic variable that affect the credit risk and expected credit losses for each portfolio.

Forecasts for these economic variables (the "baseline economic scenario") are provided by the Group's Research team and provide the best estimated view of the economy over the next 12 months. The impact of these economic variables on PD and LGD has been determined by performing statistical regression analyzes to understand the impact that changes in these variables have historically had on default rates and LGD components.

In addition to the base economic scenario, the Group's Research team also provides two possible scenarios together with scenario weights. The number of other scenarios used is established based on the analysis of the main products to ensure that the effect of linearity between the future economic scenario and the associated expected credit losses is captured. The

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

number of scenarios and their attributes are reassessed annually, unless a situation occurs in the macroeconomic situation that justifies a more frequent review.

As  of December 31, 2021 and 2020, as for its portfolios, the Group concluded that three scenarios have properly captured non-lineal items. Scenario analysis are defined by means of a combination of statistic and know-how judgement analysis, taking into account the range of potential results of which each scenario is representative. The evaluation of credit risk significant increases is carried out by means of the utilization of DP lifetime in the base scenario and other scenarios, multiplied by the related analysis of each scenario, together with qualitative and quantitative and backstop indicators (See Note 1.3.1). The aforementioned is defined if the financial instrument is in Stage 1, Stage 2 or Stage 3 and, therefore, whether to register a 12-month ECL or Lifetime. As with any economic forecast, projections and probabilities of occurrence are subject to a high degree of inherent uncertainty, and therefore actual results may be significantly different than projected. The Group considers that these forecasts account for its best calculation of potential results and has analyzed the non-lineal and asymmetric impacts within the different portfolios of the Group to establish that chosen scenarios are representative of the range of potential scenarios.

The most significant assumptions utilized to calculate ECL as of December 31, 2021 are as follows:

Parameter	Industry / Segment	Segment	Macroeconomic variable	Optimistic scenario	Base scenario	Pessimistic scenario
Default probability	Personal and Businesses Banking	Open Market	Inflation Rate	63.4%	55.8%	71.3%
			Private Sector Wage	143	149	137
		Income Payroll	Quantity of Private Sector Employment	45.9%	40.6%	51.5%
			Private Sector Wage	63.4%	55.8%	71.3%
		Senior Citizens	Inflation Rate	45.9%	40.6%	51.5%
			Monthly Economic Activity Estimator	143	149	137
	Corporate banking	All	Interest Rate	45.9%	40.6%	51.5%
			Monthly Economic Activity Estimator	35.2%	31.6%	38.7%
	Consumer finance	CCF	Private Sector Wage	50.7%	55.7%	45.6%
			Monthly Economic Activity Estimator	138	140	136
		CCF Automobile secured	Private Sector Wage	50.7%	55.7%	45.6%
			Inflation Rate	46.8%	41.3%	52.4%

Parameter	Industry / Segment	Segment	Macroeconomic variable	Optimistic scenario	Base scenario	Pessimistic scenario
Loss Given Default	Supervielle Bank	All	Private Sector Wage	45.9%	40.6%	51.5%
	Consumer Finance	CCF	Private Sector Wage	50.7%	55.7%	45.6%
		CCF Automobile secured	Private Sector Loans	64.1%	70.5%	57.7%
			Private Sector Wage	50.7%	55.7%	45.6%

The following are estimations assigned to each scenario as of December 31, 2021:

Base scenario	60%
Optimistic scenario	10%
Pessimistic scenario	30%

Sensitivity analysis

The chart below includes changes in ECL as of December 31, 2021 that would result from reasonably potential changes in    the following parameters:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

December 31, 2021
Reported ECL Allowance	7,621,901
Gross carrying amount	165,522,148
Loss Rate	4.60%
Coverage Ratio	106.98%

ECL amount by scenarios	7,459,601
Favorable scenario	7,798,526
Unfavorable scenario

Loss Rate by scenarios	4.51%
Favorable scenario	4.71%
Unfavorable scenario

Coverage Ratio per Scenario
Favorable Impact	104.70%
High Impact	109.46%

1.3.6 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The gross amount of financial assets books included in the chart accounts for the maximum credit risk exposure of such assets.

Loan Type	December 31, 2021			Total
	ECL Staging
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Overdrafts	37,128,510	672,216	173,348	37,974,074
Documents	13,288,933	279,934	117,054	13,685,921
Mortgage loans	14,335,616	1,211,860	320,803	15,868,279
Pledge loans	3,238,296	407,569	272,581	3,918,446
Personal loans	25,316,738	3,857,549	2,130,453	31,304,740
Individuals and Business	20,542,487	3,346,918	834,584	24,723,989
Consumer finance	4,774,251	510,631	1,295,869	6,580,751
Credit cards	60,379,314	4,259,973	1,428,479	66,067,766
Individuals and Business	50,628,708	3,766,160	381,020	54,775,888
Consumer finance	9,750,606	493,813	1,047,459	11,291,878
Financial Lease	5,813,309	411,487	46,062	6,270,858
Others	28,229,669	2,916,514	3,231,888	34,378,071
Total	187,730,385	14,017,102	7,720,668	209,468,155

1.3.7 Collateral and other credit enhancements

Collateral is an instrument pledged as security for repayment of a loan, to be forfeited in the event of default. The Entity accepts collateral as security before a potential breach on behalf of a debtor occurs.

The Argentine Central Bank classifies these guarantees in three types: Preferred “A” (considered self-settleable), Preferred “B” (made up by mortgage or pledge loans) and remaining guarantees (mainly bank guarantees and fines).

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

In virtue of the administration of collateral, the Group relies on a specific area devoted to the review of the legal compliance and suitable instrumentation of received collateral. In accordance with the type of collateral, the guarantors may be people or companies (in the case of mortgages, pledges, fines, guarantees and liquid funds) and international top level Financial Entities (for credit letters stand by).

The Group monitors collateral held for financial assets considered to be credit-impaired  as it becomes more likely that the Group will take possession of collateral to mitigate potential credit losses.

Credit Impaired loans	Gross exposure	Allowances for loans losses	Book value	Fair value of collateral
Overdrafts	117,054	91,516	25,538	-
Financial Lease	46,061	28,345	17,717	28,720
Documents	173,348	89,361	83,987	856,145
Mortgage loans	320,803	180,769	140,034	11,928
Personal loans	2,130,453	1,521,875	608,578	-
Pledge loans	272,581	157,824	114,757	150,505
Credit cards	1,428,479	997,302	431,177	2,125
Other	3,231,887	1,184,635	2,047,252	1,451,123
Total	7,720,666	4,251,627	3,469,040	2,500,546

1.3.8 Allowances for loan loss

Allowances for loan losses recognized in the year is affected by a range of factors as follows:

●	Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the year, and the resulting “increase” between ECL at 12 months and Lifetime;
●	Additional assignments for new financial instruments recognized during the year, as well as write-offs for withdrawn financial instruments;
●	Impact on the calculation of ECL of changes in DP, EAD and LGD during the year, resulting from the regular updating of model inputs;
●	Impact on the measurement of ECL as a result of changes in models and assumptions;
●	Impact resulting from time elapsing as a consequence of the current value updating;
●	Conversion to local currency for foreign-currency-denominated assets and other movements; and
●	Financial assets withdrawn during the year and application of provisions related to assets withdrawn from the balance sheet during the year.

The following charts explain changes in the provision for credit risk between the beginning and end of the year due to the following factors:

	Allowance			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Allowances for loan losses as of 12/31/2020	1,885,240	2,507,527	7,412,715	11,805,482
Transfers:
From Stage 1 to Etapa 2	(97,743)	530,188	-	432,445
From Stage 1 to Etapa 3	(40,084)	-	1,349,112	1,309,028
From Stage 2 to Etapa 3	-	(114,192)	329,466	215,274
From Stage 2 to Etapa 1	28,949	(272,064)	-	(243,115)
From Stage 3 to Etapa 2	-	98,086	(414,087)	(316,001)
From Stage 3 to Etapa 1	2,934	-	(228,621)	(225,687)
Net changes	915,277	214,543	789,761	1,919,581
Withdrawn financial assets	(1,460,146)	(927,797)	(5,217,592)	(7,605,535)
Exchange Differences and Others	69,427	30,129	230,872	330,428
Allowances for loan losses as of 12/31/2021	1,303,854	2,066,420	4,251,626	7,621,900

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

* IUDÚ Compañía Financiera S.A.´s balances of provisions are held under minimum provisions Standards pursuant to Communication “A” 6990 issued by the Argentine Central Bank.

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Assets Before Allowances as of 12/31/2020	145,585,577	14,865,395	11,314,884	171,765,856
Transfers:
From Stage 1 to Etapa 2	(2,667,295)	2,667,295	-	-
From Stage 1 to Etapa 3	(1,509,958)	-	1,509,958	-
From Stage 2 to Etapa 3	-	(339,588)	339,588	-
From Stage 2 to Etapa 1	2,256,326	(2,256,326)	-	-
From Stage 3 to Etapa 2	-	426,544	(426,544)	-
From Stage 3 to Etapa 1	504,846	-	(504,846)	-
Net changes	1,651,564	(2,280,058)	461,951	(166,543)
Withdrawn financial assets	(1,460,146)	(927,797)	(5,217,592)	(7,605,535)
Exchange Differences and Others	1,154,640	130,463	243,267	1,528,370
Assets Before Allowances as of 12/31/2021	145,515,554	12,285,928	7,720,666	165,522,148

	Assets Before Allowances			Total as of December 31, 2021
	Stage 1	Stage 2	Stage 3
Promissory notes	37,128,510	672,216	173,348	37,974,074
Unsecured corporate loans	11,278,606	432,712	1,338,004	13,049,322
Overdrafts	4,941,421	139,929	117,054	5,198,404
Mortgage loans	14,335,616	1,211,860	320,803	15,868,279
Automobile and other secured loans	3,238,296	407,569	272,581	3,918,446
Personal loans	25,316,738	3,857,549	2,130,453	31,304,740
Credit card loans	26,959,480	2,673,513	1,428,479	31,061,472
Foreign Trade Loans	9,859,886	2,196,320	1,697,453	13,753,659
Other financings	3,585,031	242,459	83,122	3,910,612
Other receivables from financial transactions	3,058,661	40,314	113,308	3,212,283
Receivables from financial leases	5,813,309	411,487	46,061	6,270,857
Subtotal	145,515,554	12,285,928	7,720,666	165,522,148
Allowances for loan losses	1,303,854	2,066,420	4,251,626	7,621,900
Total	144,211,700	10,219,508	3,469,040	157,900,248

1.3.9 Write-off policy

The Group writes off, in whole or in part, when it has exhausted all practical recovery efforts and has concluded there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include: (i) ceasing enforcement activity and (ii) where the Group´s recovery method is foreclosing on collateral and the value of the collateral is such that there is no reasonable expectation of recovering in full.

The Group may write-off financial assets that are still subject to enforcement activity, The outstanding contractual amounts of such assets written off during the year ended on December 31, 2021 and 2020 amount to 7,899,550 and 10,864,897 respectively. The Group still seeks to recover amounts it is legally owed in full, but which have been partially written off due to no reasonable expectation of recovery.

	12.31.2021	12.31.2020

Balance at the beginning of the year	10,864,897	7,909,885
Additions	4,303,706	8,736,679
Disposals
Cash collection	(1,093,450)	(830,358)
Portfolio sales	(533,986)	(116,401)
Condonation	(1,617,460)	(908,334)

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Exchange differences and other movements	(4,024,157)	(3,926,574)
Gross carrying amount	7,899,550	10,864,897

1.4  Critical accounting policies and estimates

The preparation of financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

a)Fair value of derivatives and other financial instruments

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regularly validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors, such as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

b)Allowances for loan losses and advances.

The Group evaluates expected credit losses (ECL) over the prospective base of credit risk related to financial assets measured at amortized cost, debt instruments measured at fair value through profit and loss, lease accounts receivable, as well as other commitments and granted guarantees not measured at fair value except debt securities of the Non-financial Public Sector, which are temporarily excluded from provisions regarding financial assets impairment of section 5,5 of IFRS 9.

The measurement of expected credit losses is an area that requires the use of complex models and significant assumptions regarding future economic conditions and the credit behavior (for example, the probability that a client may fall in default; thus, yielding losses for the Entity). The explanation on inputs, assumptions and calculation techniques utilized to measure ECL is set forth in Note 1.3 and including key sensitivities for ECL in face of changes in such elements.

It is worth to be mentioned that the following significant judgements are required in the application of accounting requirements to measure ECL:

●	Definition of credit risk significant increase criterion
●	Definition of the macroeconomic variables and relative analysis of prospective scenarios for each portfolio segment and related ECL

c)Impairment of Non-Financial Assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a straight-line method. The Group reviews the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation year and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgment in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has defined that there was no evidence of impairment for any year included in the consolidated Financial Statements. Given the aforementioned, no recoverable value has been calculated.

The evaluation process for potential impairment of an asset of indefinite useful life is subject to and require a significant judgment in many points over the course of the analysis, including the identification of its cash-generating unit, the identification and allocation of assets and liabilities to a cash-generating unit and the definition of their recoverable value. The recoverable value is compared with the carrying value in order to define the non-recoverable portion of such value. When calculating the recoverable value of the cash-generating unit in virtue of the assessment of annual or regular impairment, the Group use estimates and significant judgments on future cash flows of the cash-generating unit. Its cash flow forecasts are based on assumptions that account for the best use of its cash-generating unit.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Although the Group believes that assumptions and forecasts used are suitable in virtue of the information available for the administration, changes in assumptions or circumstances may require changes in the assessment. Negative changes in assumptions utilized in an impairment tests of  indefinite useful life intangible assets may result in the reduction or removal of the excess of fair value over the book value, which would result in the potential recognition of the impairment.

The Group decided that it would not be necessary to recognize an impairment loss in indefinite useful life intangible assets under such conditions.

d)Income tax and deferred tax

A significant judgment is required to determine liabilities and assets from current and deferred taxes. The current tax is measured at the amount expected to be paid to the taxation authority using the tax rates that have been enacted or substantially enacted by the end of the reporting period. The deferred tax is measured over temporary differences between tax basis of assets and liabilities and book values at the tax rates that are  expected to apply when the asset is realized or the liability settled.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be used, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings. Later, it is necessary to determine whether assets from deferred tax are likely to be used and set off future taxable earnings. Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expectations.

1.5. Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure, or rights, to variable returns from its involment with the subsidiary, and (iii) has the ability to use its power over the subsidiary in order to affect the amount of the investor´s returns. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether the Group has power over the other entity. For a right to be substantive, the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity, even when it has less voting powers than those required for the majority.

Accordingly, the protecting rights of other investors, as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

The following chart provides the subsidiaries which are object to consolidation:

Company	Condition	Legal Adress (2)	Principal Activity	Percentage of Participation
				12/31/2021		12/31/2020
				Direct	Direct and Indirect	Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	99.90% (1)	97.10%	99.90% (1)
IUDÚ Compañía Financiera S.A.	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	99.90%	5.00%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card and Consumer Loans	87.50%	99.99%	87.50%	99.99%
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management and Other Services	95.00%	100.00%	95.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial operations and administration of	96.80%	100.00%	96.80%	100.00%

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress (2)	Principal Activity	Percentage of Participation
				12/31/2021		12/31/2020
				Direct	Direct and Indirect	Direct	Direct and Indirect
			marketable securities
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina	Trading of products and services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 344, C.A.B.A., Argentina	Financial Broker	100.00%	100.00%	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	-	-
Supervielle Productores Asesores de Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance Broker	95.24%	100.00%	95.20%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Computer Services	-	99.90%	100.00%	100.00%
Futuros del Sur S.A.	Controlled	Tres de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Easy Cambio S.A.	Controlled	Av. Colón 2535, Mar del Plata, Buenos Aires	Services and exchange agency	100.00%	100.00%	100.00%	100.00%
(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle S,A votes amounts to 99.87% as of 12/30/21 and 12/31/2020

For consolidation purposes, financial statements corresponding to the year ended December 31, 2021 were used, which cover the same period of time with respect to the Group's financial statements.

The assets and liabilities and the results arising from operations between members of the Group that were not disclosed to third parties were eliminated from the consolidated financial statements.

Non-controlling interest is that part of the net results and equity of a subsidiary attributable to interests that are not owned, directly or indirectly, by the Group. The non-controlling interest forms a separate component of the Group's equity.

In accordance with the provisions of IFRS 3, the acquisition method is the one used to account for the acquisition of subsidiaries. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are measured at their fair values on the date of acquisition.

Goodwill is measured as the difference between the net of the amounts at the date of acquisition of the identifiable assets acquired, of the liabilities assumed, the consideration transferred, the amount of the non-controlling interest in the acquiree and the fair value of an interest in the acquisition prior to the acquisition date.

The consideration transferred in a business combination is measured at the fair value of the assets transferred by the acquirer, the liabilities incurred by it with the previous owners of the acquiree and the equity interests issued by the acquirer. Transaction costs are recognized as expenses in the years in which the costs are incurred and the services are received, except for transaction costs incurred to issue equity instruments that are deducted from equity and transaction costs incurred to issue debt that is deducted from its book value.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.6.	Consolidated Structured Entities

The Group has securitized certain financial instruments, mainly loans, originated by personal and pledge loans through the transfers of said instruments to financial trusts that issue multiple classes of debt securities and participation certificates.

Regarding the financial statements as of December 31, 2021 the following consolidated structured entities have been consolidated as of the date of these consolidated financial statements:

Issuers	Financial Trust	Set-up on	Due of principal obligation	Securitized Amount	Issued Securities
					Type	Amount	Type	Amount
Micro Lending S.A.U.	III	06/08/2011	10/12/2016	$ 39,779	VDF TV A VDF B	VN$ 31,823	CP	VN$ 1,592
Micro Lending S.A.U.	IV	09/01/2011	06/29/2017	$ 40,652	VDF TV A VDF B	VN$ 32,522	CP	VN$ 1,626
IUDÚ Compañia Financiera S.A	24	05/28/2021	04/15/2022	$ 699,000	VDF	VN$ 559,200	CP	VN$ 139,800
IUDÚ Compañia Financiera S.A	25	10/01/2022	09/15/2022	$ 703,600	VDF	VN$ 583,988	CP	VN$ 119,612

The Group controls a structured entity when it is exposed to, or holds the right to, variable returns and has the capacity to allocate returns through its power to run the activities of the entity, Structured entities are consolidated as from the date on which the control is transferred to the Group. The consolidation of such entities is ceased on the date on which such control is terminated.

As for financial trusts, the Group has evaluated the following:

●	The purpose and design of the trust
●	Identification of relevant activities
●	Decision-making process on these activities
●	If the rights that the Group owns allow it to direct the relevant activities of the trust
●	If the Group is exposed, or is entitled to the variable results from its participation in said trust
●	If the Group has the capacity to affect said results through its power over the trust

In accordance with the aforementioned, the Group has decided that it holds control on such financial trusts and, therefore, such structured entities have been consolidated.

The following chart details the assets and liabilities of Structured Entities that have been consolidated by the Group as of  December 31, 2021:

12/31/2021
Assets
Loans	856,576
Financial assets	96,747
Other assets	7,805
Total Assets	961,128
Liabilities
Financial liabilities	542,110
Other liabilities	6,284
Total Liabilities	548,394

Transactions with non-controlling interest

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Group.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.7.	Foreign currency translation

(a)	Functional and presentation currency

Figures included in the consolidated financial statements as per each entity of the Group are expressed in the functional currency, that is, in the currency of the main economic setting where it operates. Consolidated financial ftatements are expressed in Argentine pesos, which is the functional currency and the reporting currency of the Group.

Conversion of subsidiaries

Participations in subsidiary companies, whose functional currency is different from the Argentine peso, are converted, first, to the functional currency of the Group, and then adjusted for inflation (see note 1.2.2). The results and financial position of the subsidiaries with a functional currency other than the Argentine peso are translated into the Group's functional currency in accordance with the provisions of IAS 21 "Effects of changes in foreign currency exchange rates", as follows:

●	Assets and liabilities, at the closing exchange rate on the date of each consolidated statement of financial position
●	Income and expenses, at the average exchange rate.

Subsequently, the converted balances were adjusted for inflation in order to present them in homogeneous currency.

All the differences resulting from the translation were recognized in the caption "Conversion Difference of Financial Statements" of the consolidated statement of other comprehensive income.

In the case of sale or disposal of any of the subsidiaries, the accumulated conversion differences must be recognized in the Statement of Comprehensive Income as part of the gain or loss from the sale or disposal.

(b)Transactions and balances

Transactions in foreign currency are converted in the functional currency at the reference Exchange rate released by the Argentine Central Bank and those carried out in other currencies, at the repo rate in US dollars for the reference Exchange rate released by the Argentine Central Bank. Earnings and losses in foreign currency that result in the liquidation of such transactions and the conversion of monetary assets and liabilities denominated in foreign currency at closing exchange rates, are recognized in the integral income statement, under “Difference of exchange rate in gold and foreign currency”, except when such items are deferred in the shareholders’ equity for transactions classified as cash flow hedging, when applicable.

As of December 31, 2021 and 2020  the balances in US dollars were converted at the reference exchange rate determined by the Argentine Central Bank. In the case of foreign currencies other than US dollars, they have been converted to this currency using the types of passes reported by the Argentine Central Bank.

1.8.	Cash and due from banks

Cash and due from banks includes cash available, freely available deposits in local banks and correspondent banks abroad, which are liquid short-term instruments and have a maturity of less than three months from the date of origination.

Assets recorded in cash and due from Banks are recorded at amortized cost which is close to its fair value.

Cash equivalents are made up by highly liquid short-term securities with three-month or shorter initial maturities, with fair value rating.

The composition of the cash on each of the indicated dates is detailed below:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Item	12/31/2021	12/31/2020	12/31/2019
Cash and due from banks	32,574,118	55,357,647	54,256,454
Debt securities at fair value through profit or loss	10,403,747	2,820,501	1,168,226
Money Market Funds	1,750,600	1,393,270	2,098,372
Cash and cash equivalents	44,728,465	59,571,418	57,523,052

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	12/31/2021	12/31/2020	12/31/2019
Cash and due from Banks
As per Statement of Financial Position	32,574,118	55,357,647	54,256,454
As per the Statement of Cash Flows	32,574,118	55,357,647	54,256,454
Debt securities at fair value through profit or loss
As per Statement of Financial Position	19,757,685	14,900,812	1,168,226
Securities not considered as cash equivalents	(9,353,938)	(12,080,311)	-
As per the Statement of Cash Flows	10,403,747	2,820,501	1,168,226
Money Market Funds
As per Statement of Financial Position – Other financial assets	13,892,799	6,466,853	4,341,050
Other financial assets not considered as cash	(12,142,199)	(5,073,583)	(2,242,678)
As per the Statement of Cash Flow	1,750,600	1,393,270	2,098,372

Reconciliation of financing activities at December 31, 2021 and 2020 is as follows:

Items	Balances at 12/31/2020	Cash Flows		Other non-cash movements	Balances at 12/31/2021
		Collections	Payments
Unsubordinated debt securities	6,379,922	2,252,098	(7,572,780)	-	1,059,240
Subordinated debt securities	1,721,443	-	(1,721,443)	-	-
Financing received from the Argentine Central Bank and other financial institutions	8,832,217	32,350,995	(34,930,664)	-	6,252,548
Lease Liabilities	1,783,674	-	(2,426,914)	2,001,505	1,358,265
Total	18,717,256	34,603,093	(46,651,801)	2,001,505	8,670,053

1.9.	Associated

Associates are entities over which the Group has significant influence (directly or indirectly), but not control, generally accompanying a stake of between 20 and 50 percent of the voting rights. Investments in associates are accounted for using the equity method, and are initially recognized at cost. The book value of the associates includes the goodwill identified in the acquisition less accumulated impairment losses, if applicable. Dividends received from associated entities reduce the book value of the investment in them. Other changes subsequent to the acquisition in the Group's participation in the net assets of an associate are recognized as follows: (i) the Group's participation in the gains or losses of associates is recorded in the income statement as profit or loss. by associates and joint ventures and (ii) the Group's share in other comprehensive income is recognized in the statement of other comprehensive income and is presented separately. However, when the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group will cease to recognize its share of additional losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's participation in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

1.10.	Segment Reporting

An operating segment is defined as a component of an entity or a Group that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), and whose financial information is evaluated on a regular basis by the chief operating decision maker.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Operating segments are reported in a manner consistent with the internal reporting provided to:

(i)Key personnel of the senior management who account for the main authority in operating decision-making processes and is responsible for allocating resources and assessing the performance of operating segments; and
(ii)The Board, who is in charge of making strategic decisions of the Group.
1.11.	Financial Instruments

Initial Recognition and measurement

Financial assets and financial liabilities are recognized when the entity becomes a party to the contractual provisions of the instrument. Purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset.

At initial recognition, the Group measures a financial asset or liability at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability, such as fees and commissions.

When the fair value of financial assets and liabilities differs from the transaction price on initial recognition, the Group recognizes the difference as follows:

-	- When the fair value is evidenced by a quoted price in an active market for an identical asset or liability or based on a valuation technique that only uses data from observable markets, the difference is recognized as a gain or loss.In all other cases, the difference is deferred and the timing of recognition of deferred day one profit or loss is determined individually. It is either amortized over the life of the instrument until its fair value can be determined using market observable inputs, or realized through settlement.

Financial Assets

a – Debt Instruments

Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective, such as loans, government and corporate bonds and, accounts receivables purchased from clients in non-recourse factoring transactions.

Classification

Pursuant to IFRS 9, the Entity classifies financial assets depending on whether these are subsequently measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss, on the basis of:

a)	the Group’s business model for managing financial assets, and;
b)	the cash-flows characteristics of the financial asset

Business Model

The business model refers to the way in which the Group manages a set of financial assets to achieve a specific business objective. It represents the way in which the Group maintains the instruments for the generation of funds.

The business models that the group can follow are the following:

-	Hold the instruments until maturity;
-	Keep the instruments in portfolio for the collection of the flow of funds and, in turn, sell them if convenient; or
-	Maintain the instruments for their negotiation.

The Group determines its business model at the level that best reflects how it manages groups of financial assets to achieve a specific business objective.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The business model of the Group does not depend on the management’s intentions for an individual instrument. Therefore, this business model is not evaluated instrument by instrument, but at a higher level of aggregated portfolios and is based on observable factors such as:

-	How the business model’s return is evaluated and how financial assets held in that business model are evaluated and reported to the Group’s key personnel.
-	The risks affecting the business model’s return (and financial assets held in that business model) and, particularly, the way these risks are managed.
-	How the Group’s key personnel is compensated (for instance, if salaries are based on the fair value of the assets managed or on contractual cash flows collected)
-	The expected frequency, the value, moment and reasons of sales are also important aspects.

The evaluation of the business model is based on reasonably expected scenarios, irrespective of worst-case or stress case scenarios. If after the initial recognition cash flows are realized in a different manner from the original expectations, the Group will not change the classification of the remaining financial assets held in that business model, but it will consider such information for evaluating recent purchases or originations. An instrument’s reclassification is only made when, and only when, an entity changes its business model for managing financial assets.

Contractual Cash Flow Characteristics

Where the business model is to hold assets to collect contractual cash flows or to collect contractual cash flows and sell, the Group assesses whether the financial instruments’ cash flows represent solely payments of principal and interest. Where the contractual terms introduce exposure to risk or volatility that are inconsistent with a basic lending arrangement, the related financial asset shall be classified and measured at fair value through profit or loss.

Based on the aforementioned, there are three different categories of Financial Assets:

i)Financial assets at amortized cost.

Financial assets shall be measured at amortized cost if both of the following conditions are met:

(a)	the financial asset is held for collection of contractual cash flows, and

(b)	the assets’s cash flows represent solely payments of principal and interest.

These financial instruments are initially recognized at fair value plus incremental and directly attributable transaction costs, and are subsequently measured at amortized cost.

The amortized cost of a financial asset is equal to its acquisition cost less its accumulated amortization plus accrued interest (calculated according to the effective rate method), net of any impairment loss. The effective interest method uses the rate that allows discounting the future cash flows that are estimated to be received or paid in the life of the instrument or a shorter period, if appropriate, equaling the net book value. When applying this method, the Group identifies the incremental direct costs as an integral part of the effective interest rate.

ii)Financial assets at fair value through other comprehensive income:

Financial assets shall be measured at fair value through other comprehensive income when:

(a)	the financial asset is held for collection of contractual cash flows and for selling financial assets and

(b)	the asset’s cash flows represent solely payments of principal and interest.

These instruments shall be initially recognized at fair value plus or minus transaction costs that are incremental and directly attributable to the acquisition or issue of the instrument, and subsequently measured at fair value through other comprehensive income. Gains and losses arising out of changes in fair value shall be included in other comprehensive income within a separate component of equity. Impairment gains or losses or reversal, interest revenue and foreign exchange gains and losses on the instrument’s amortized cost shall be recognized in profit or loss. At the time of sale or disposal, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is determined using the effective interest rate method.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

iii)Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss comprise:

-	Instruments held for trading
-	Instruments specifically designated at fair value through profit or loss
-	Instruments with contractual cash-flows that do not represent solely payments of principal and interest

These financial instruments are initially recognized at fair value and any change in fair value measurement is charged to the income statement.

The Group classifies a financial instrument as held for trading if such instrument is acquired or incurred for the main purpose of selling or repurchasing it in the short term, or it is part of a portfolio of financial instruments which are managed together and for which there is evidence of short-term profits or if it is a derivative financial instrument not designated as a hedging instrument. Derivatives and trading securities are classified as held for trading and are measured at fair value.

The fair value of these instruments was calculated using the quotes in force at the end of each fiscal year in active markets, if representative. In the absence of an active market, valuation techniques were used that included the use of market operations carried out under conditions of mutual independence, between interested and duly informed parties, whenever available, as well as references to the current fair value of another instrument that is substantially similar, or discounted cash flow analysis. The estimation of fair values is explained in greater detail in the section “critical accounting policies and estimates”.

In addition, financial assets may be valued (“designated”) at fair value through profit or loss when, by doing so, the Group eliminates or significantly reduces a measurement or recognition inconsistency.

b – Equity Instruments

Equity instruments are instruments that do not contain a contractual obligation to pay and that evidence a residual interest in the issuer’s net assets.

Such instruments are measured at fair value through profit and loss, except where the Group’s senior management has elected, at initial recognition, to irrevocably designate an equity investment at fair value through other comprehensive income. This option is available when instruments are not held for trading. The gains or losses of these instruments are recognized in other comprehensive income and are not subsequently reclassified to profit or loss, including on disposal. Dividends that result from such instrument will be charged to income when the Group’s right to receive payments is established.

Derecognition of Financial Assets

The Group recognizes the write-off of financial assets only when any of the following conditions are met:

1.	The rights on the financial asset cash flows have expired; or
2.	The financial asset is transferred pursuant to the requirements in 3.2.4 of IFRS 9.

The Group derecognizes financial assets that have been transferred only when the following characteristics are met:

1.	The contractual rights to receive the cashflows from the assets have expired or when they have been transferred and the Group transfers substantially all the risks and rewards of ownership.
2.	The Entity retains the contractual rights to receive cash flows from assets but assumes a contractual obligation to pay those cash flows to other entities and transfers substantially all of the risks and rewards. These transactions result in derecognition if the Group:
a.Has no obligation to make payments unless it collects amounts from the assets;
b.Is prohibited from selling or pledging the financial assets;
c.Has an obligation to remit any cash it collects from the assets without material delay.

Write Off of Financial Assets

The Group reduces the gross carrying amount of a financial asset when it has no reasonable expectations of recovering a financial asset in its entirety of a portion thereof. A write-off constitutes a derecognition event.

Financial Liabilities

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Classification

The Group classifies its financial liabilities as subsequently measured at amortized cost using the effective rate method, except for:

-	Financial liabilities at fair value through profit or loss.
-	Financial liabilities arising from the transfer of financial assets which did not qualify for derecognition.
-	Financial guarantee contracts and loan commitments.

Financial Liabilities valued at fair value through profit or loss: At initial recognition, the Group can designate a liability at fair value through profit or loss if it reflects more appropriately the financial information because:

-	The Group eliminates or substantially reduces an accounting mismatch in measurement or recognition inconsistency; or
-	if financial assets and financial liabilities are managed and their performances assessed on a fair value basis according to an investment strategy or a documented risk management; or
-	if a host contract contains one or more embedded derivatives and the Group has opted for designating the entire contract at fair value through profit or loss.

Financial guarantee contract: A guarantee contract is a contract which requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument.

Financial guarantee contracts and loan commitments are initially measured at fair value and subsequently measured at the higher of the amount of the loss allowance and the unaccrued premium at year end.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when they are extinguished; this is, when the obligation specified in the contract is discharged, cancelled or expires (See note 1.26)

1.12.	Derivatives

Derivatives are initially recognized at their fair value on the date on which the derivative contract is entered into and are subsequently remeasured at fair value.

All derivative instruments are recognised as assets when their fair value is positive, and as liabilities when their fair value is negative. Any change in the fair value of derivative instruments is included in the income statement.

1.13.	Repo Transactions

Sale and repurchase agreements ("pass transactions"), which effectively provide the lender's return to the counterparty, are treated as collateralized financing transactions. Securities sold under such sale and repurchase agreements are not derecognized. Securities are not reclassified in the statement of financial position unless the transferee has the contractual or customary right to sell or replace the securities, in which case they are reclassified as repurchase accounts receivable. The corresponding liability is presented under Financing received from the B.C.R.A. and other Financial Institutions.

Securities purchased under resale agreements ("active repo operations"), which effectively provide the lender's return to the Group, are recorded as debts under the item Financing received from the B.C.R.A. and other Financial Institutions.

The difference between the sale price and the repurchase price or the purchase price and the resale price, adjusted for interest and dividends received by the counterparty or by the Group, as the case may be, make up the transaction premium, which is treated as interest income or expense and are accrued over the life of the repo agreements using the effective interest method.

1.14.	Leases

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Operating leases

Leases where the lessor retains a substantial portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of lease incentives) are recognized in profit or loss on a straight-line basis over the term of the lease. In addition, the Group recognizes the associated costs such as amortization and expenses.

The historical cost includes expenditures that are directly attributable to the acquisition of these items and those expenses are charged to profit or loss during the lease term.

The depreciation applied to the leased underlying assets is consistent with the one applied to similar assets’ group. In turn, the Group applies IAS 36 for the application of identified losses

Finance leases

They have been recorded at the current value of the unearned amounts, calculated according to the conditions agreed in the respective contracts, based on the interest rate implicit in them.

Initial measurement

The Group uses the interest rate implicit in the lease to measure the net investment. This is defined in such a way that the initial direct costs are automatically included in the net investment of the lease.

Initial direct costs, other than those incurred by manufacturers or concessionaires, are included in the initial measurement of the net investment of the lease and reduce the amount of income recognized over the term of the lease. The interest rate implicit in the lease is defined in such a way that initial direct costs are automatically included in the net investment in the lease; there is no need to add them separately.

The difference between the gross amount receivable and the present value represents the finance income that is recognized over the term of the lease. Finance income from leases is recorded in profit or loss for the year. Impairment losses are recognized in income for the year.

See accounting policy related to those leases in which the Group acts as lessee in note 10 to these consolidated financial statements.

1.15.	Property, plant and equipment

Property, plant and equipment is measured at historical cost less depreciation, except for land and buildings, where the Group adopted the revaluation model. The historical cost includes expenditure that is directly attributable to the acquisition or building of these items.

All other property, plant and equipment were valued at acquisition or construction cost, net of accumulated depreciation and / or accumulated impairment losses, if any, except for real estate, for which the Group adopted the revaluation method. The cost includes the expenses that are directly attributable to the acquisition or construction of these items.

Management updates the valuation of the fair value of land, buildings, facilities and machinery (classified as property, plant and equipment), taking into account independent valuations. Management determines the value of property, plant and equipment within a range of fair value estimates and considering the currency in which the market transactions are carried out. The revaluations are carried out with sufficient regularity, in order to ensure that the book value, at all times, does not differ significantly from the fair value of each asset subject to revaluation.

The subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group, and the cost of the item can be measured reliably. The carrying amount of an asset is derecognized when replaced.

Repairs and maintenance expenses are charged to profit or loss when they are incurred.

The depreciation is calculated using the straight-line method, applying annual rates sufficient to extinguish the values of assets at the end of their estimated useful lives. In those cases in which an asset includes significant components with different useful lives, such components are recognized and depreciated as separate items.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The following chart presents the useful life for each item included in property, plant and equipment:

Property, plant and equipment	Estimated useful life
Buildings	50 Years
Furniture	10 Years
Machines and equipment	5 Years
Vehicles	5 Years
Others	5 Years

The asset’s residual values and useful lives are reviewed and adjusted if appropriate, at the end of each reporting year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

a)	Result from sale

The results for the sale of property, plant and equipment are calculated by comparing the income obtained with the book value of the respective asset. The resulting profits or losses are recorded in the consolidated statement of comprehensive income.

b)	Buildings- Revaluation and historical cost

The following table reveals the following information related to the class of assets that have been accounted for at their revalued value, as well as the book values that would have been recognized if the assets had been accounted for under a cost model:

Class 12/31/2021	Appraiser	Revaluation date	Revaluation Adjustment – OCI accumulated			Revaluation amortization	Carrying amount if it had been recorded under the Cost Model
			At the Beginning of the year	Change of year	At the End of the year
Buildings	Tribunal de Tasaciones de la Nación	31/12/2021	3,970,950	106,854	4,077,804	(122,933)	2,631,852
	CM Ingeniería en Valuaciones
	Serinco
	Reporte Inmobiliario
TOTALES			3,970,950	106,854	4,077,804	(122,933)	2,631,852

Class 12/21/2020	Appraiser	Revaluation date	Revaluation Adjustment – OCI accumulated			Revaluation amortization	Carrying amount if it had been recorded under the Cost Model
			At the Beginning of the year	Change of year	At the End of the year
Inmuebles	Tribunal de Tasaciones de la Nación	31/12/2020	2,735,573	1,235,377	3,970,950	(89,128)	1,738,005
	CM Ingeniería en Valuaciones
	Serinco
	Reporte Inmobiliario
TOTALES			2,735,573	1,235,377	3,970,950	(89,128)	1,738,005

The revaluation of the land and buildings owned by the entity shows a positive result of 106,854 as of December 31, 2021 and a positive result of 1,235,377 as of December 31, 2020, which added to its historical cost and net of depreciation of the revaluation yields a total of 5,612,576 and 5,619,827 for this asset class, as of December 31, 2021 and 2020, respectively.

In fiscal year 2021, the sum of $(36.686) is allocated to Other Comprehensive Income (OCI).

Investment properties

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Investment properties are composed of  buildings held for obtaining a rent or for capital appreciation or both, but is never occupied by the Group.

Investment properties are measured at its fair value, and any gain or loss arising from a change in the fair value is recognized in profit or loss. Investment properties are never depreciated. The fair value is determined using sales comparison approach prepared by the Group’s management considering a report of an independent valuation expert.

Investment properties under the cost approach reflect the amount that would be required to replace the service capacity of the asset. They were valued at acquisition or construction cost, net of accumulated depreciation and / or accumulated depreciation losses. The cost includes expenses that are directly attributable to the acquisition or construction of these items.

Movements in investment properties for the year ended December 31, 2021 and 2020 were as follows:

	12/31/2021	12/31/2020
Income derived from rents (rents charged)	17,349	14,670
Direct operating expenses of properties that generated income derived from rents	(7,321)	(10,018)
Fair value remeasurement	(441,020)	(139,556)

The net result generated by the investment property as of December 31, 2021 and 2020 amounts to a loss of 430,992 and an income of 134,904 respectively, and is recognized under "Other operating income", "Administrative expenses" and "Other operating expenses". in the consolidated comprehensive income statement.

Gain and losses on disposals are determined by comparing proceeds with the carrying amount.

1.16.	Intangible Assets

(a)	Goodwill

Goodwill resulting from the acquisition of subsidiaries, associates or joint ventures account for the excess of the:

(i)	the cost of an acquisition, which is measured as the sum of the consideration transferred, valued at fair value at the acquisition date plus the amount of non-controlling interest; and
(ii)	the fair value of the identifiable assets acquired and the liabilities assumed of the acquiree.

Goodwill is included in the intangible assets item in the consolidated financial statement.

Goodwill is not subject to amortization, but it is annually tested for impairment. Impairment losses are not reverted once recorded. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Goodwill impairment is recognized when the carrying amount exceeds its recoverable amount which derives from the fair value of the cash-generating unit.

The fair value of the reporting unit is estimated using discounted cash flows techniques.

(b)	Trademarks and licenses

Trademarks and licenses acquired separately are initially valued at historical cost, while those acquired through a business combination are recognized at their estimated fair value at the acquisition date.

Intangible assets with a finite useful life are subsequently carried at cost less accumulated depreciation and / impairment losses, if any. These assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Trademarks acquired by the Group have been classified as intangible assets with an indefinite useful life. The main factors considered for this classification include the years in which they have been in service and their recognition among industry customers.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Intangible assets with an indefinite useful life are those that arise from contracts or other legal rights that can be renewed without a significant cost and for which, based on an analysis of all the relevant factors, there is no foreseeable limit of the period over which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized, but are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired, either individually or at the level of the cash generating unit. The categorization of the indefinite useful life is reviewed annually to confirm if it is still applicable.

(c)	Software

Costs associated with software maintenance are recognized as an expense when incurred. Development, acquisition and implementation costs that are directly attributable to the design and testing of the identifiable and unique software that the Group controls are recognized as assets.

The development, acquisition or implementation costs initially recognized as expenses for a period are not subsequently recognized as the cost of the intangible asset. The costs incurred in the development, acquisition or implementation of software, recognized as intangible assets, are amortized by applying the straight-line method over their estimated useful lives, in a term that does not exceed five years.

Goodwill impairment

Goodwill is assigned to the Group's cash generating units on the basis of the operating segments.

	12/31/2021	12/31/2020
Supervielle Seguros S.A.	14,620	14,620
Cordial Compañía Financiera S.A.	368,254	368,254
Banco Regional de Cuyo S.A.	76,654	76,654
InvertirOnline S.A.U. / InvertirOnline.Com Argentina S.A.U.	2,786,446	2,786,446
Micro Lending S.A.U.	2,193,965	2,193,965
Futuros del Sur S.A.	7,739	7,739
Easy Cambio S.A.	11,007	11,007
Otros	35,495	35,495
TOTAL	5,494,180	5,494,180

The recoverable amount of a cash generating unit is determined on the basis of its value in use. These method uses cash flow projections based on approved financial budgets covering a period of five years.

The key assumptions are related to marginal contribution margins. These were determined on the basis of historic performances, other external sources of information and the expectations of market development.

The discount rates used were 14% and are the respective average cost of capital ("WACC"), which is considered a good indicator of the cost of capital. For each cash generating unit, where the assets are assigned, a specific WACC was determined considering the industry, the country and the size of the business.

The main macroeconomic premises used are detailed below:

	Real	Forecast	Forecast	Forecast	Forecast	Forecast
	2021	2022	2023	2024	2025	2026
Inflation (end of year)	46.7%	45.9%	39.9%	56.7%	47.5%	47.5%
Inflation (average)	47.3%	44.4%	41.6%	51.1%	49.5%	47.5%
Cost of funding (average)	39.2%	41.9%	40.8%	49.0%	45.2%	45.2%
Loan’s interest rate (average)	55.8%	58.8%	65.4%	63.2%	61.7%	61.7%

The goodwill values recorded as of December 31, 2021 and 2020, have been tested as of the date of the financial statements and no adjustments for impairment have been determined as a result of the analyzes performed.

The sensitivity analysis of the cash-generating units to which the goodwill was assigned was based on a 1% increase in the weighted average cost of capital. The Group concluded that it would not be necessary to recognize any impairment loss on goodwill in the segment under these conditions.

1.17.	Inventories

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Inventories are valued at the lower of cost and net realizable value. Cost includes the acquisition costs (net of discounts, rebates and similar), as well as other costs that have been incurred to bring the inventories to  their current location and conditions to be commercialized. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of sale.

The inventories’ net realizable values are reviewed and adjusted if carrying amount is greater than its net realizable value at the end of each reporting year.

The Group establishes an allowance for obsolete inventory and low turnover rate products at the end of each year.

1.18.	Assets held for sale

The assets, or groups of assets, with some directly associated liabilities, classified as held for sale in accordance with the provisions of IFRS 5 "Non-current assets held for sale and discontinued operations" will be disclosed separately from the rest of  assets and liabilities.

An asset may be classified as held for sale if its carrying amount will be recovered primarily through a sale transaction, rather than through its continued use, and a sale is considered highly probable.

To apply the above classification, an asset must meet the following conditions:

-	It must be available for immediate sale in its current conditions;
-	Management must be committed to a plan to sell the asset and have started an active program to locate a buyer and complete the plan;

the asset must be actively marketed for sale at a reasonable price, in relation to its current fair value;

-	the sale must be expected to be completed within 12 months from the reclassification date;
-	it is unlikely that the plan will be significantly changed or withdrawn.

The assets, or groups of assets, possibly with some directly associated liabilities, classified as held for sale in accordance with the provisions of IFRS 5 "Non-current assets held for sale and discontinued operations", are measured at the lower of their carrying amount and fair value less costs to sell.

The Group will not depreciate the asset while classified as held for sale.

The balances of financial instruments, deferred taxes and investment properties classified as held for sale are not subject to the valuation methods detailed above.

1.19.	Impairment of non-financial assets

Assets with an indefinite useful life are not subject to amortization but are tested annually for impairment  or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or, at least, on an annual basis.

Impairment losses are recognized when the carrying amount exceeds its recoverable amount. The recoverable amount of an asset is the higher of an asset’s fair value less costs of disposal and value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or group of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting year.

1.20.	Trust Assets

Assets held by the Group in its Trustee role, are not included in the Consolidated Financial Statements. Commissions and fees earned from trust activities are included in Service fee income.

1.21.	Offsetting

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Financial assets and liabilities are offset and the net amount reported in the consolidated financial statement where the Group has a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously.

1.22.	Financing received from the Argentine Central Bank and other Financial Institutions

The amounts owed to other financial institutions are recorded at the time the bank disburses the proceeds to the Group. Non-derivative financial liabilities are measured at amortized cost.

In the event that the Group repurchases its own debt, it is eliminated from the consolidated financial statements and the difference between the residual value of the financial liability and the amount paid is recognized as a financial income or expense.

1.23.	Provisions / Contingencies

A provision will be recognized when:

-	an entity has a present obligation (legal or implicit) as a result of past event;
-	it is probable that an outflow of resources embodying future economic benefits will be required to settle the obligation; and
-	the amount can be reliably estimated.

An Entity will be deemed to have an implicit obligation where (a) the Group has assumed certain responsibilities as a consequence of past practices or public policies and (b) as a result, the Group has created an expectation that it will discharge those responsibilities

The Group recognizes the following provisions:

For labor, civil and commercial lawsuits: provisions are calculated based on lawyers’ reports about the status of the proceedings and the estimate about the potential losses to be afforded by the Group, as well as on the basis of  past experience in this type of claims.

For miscellaneous risks: These provisions are set up to address contingencies that may trigger obligations for the Group. In estimating the provision amounts, the Group evaluates the likelihood of occurrence taking into consideration the opinion of its legal and professional advisors.

Other contingent liabilities are: i) possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of uncertain future events not wholly within the control of the Group; or ii) present obligations that arise from past events but it is not probable that an outflow of resources will be required to its settlement; or whose amount cannot be measured with sufficient reliability.

Other contingent liabilities are not recognized. Contingent liabilities, whose possibility of any outflow in settlement is remote, are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

The Group does not account for positive contingencies, other than those arising from deferred taxes and those contingencies whose occurrence is virtually certain.

As of the date of these consolidated financial statements, the Group's management believes there are no elements leading to determine the existence of contingencies that might be materialized and have a negative impact on these consolidated financial statements other than those disclosed in Note 13.

1.24.	Other non-financial liabilities

Non-financial accounts payable are accrued when the counterparty has fulfilled its contractual obligations and are measured at amortized cost.

1.25.	Employee benefits

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Group approved a long-term incentive plan for members of senior management and the Board of Directors, in which participants will be entitled to receive cash payments over time if certain performance targets are met.

In addition, provisions are made related to early retirement plans and for benefits related to career awards. The liability related to these plans and benefits is not expected to be canceled in the next 12 months. Therefore, they are measured at the present value of future cash flows expected to be made with respect to the services provided by employees until the end of the year using the unit credit method. The level of salaries, experience and severance, as well as years of service are taken into account. Expected future payments are discounted using the market rate at the end of the fiscal year corresponding to sovereign bonds with terms and currency that match the expected flows. Remeasurements as a result of experience and changes in actuarial premises are recognized in income.

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits at the earlier of the following dates: (a) when the group can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to present value.

1.26.	Debt Securities

Subordinated and unsubordinated Debt Securities issued by the Group are measured at amortized cost. Where the group buys back its own debt securities , such obligations will be derecognized from the Consolidated Financial Statements and the difference between the residual value of the financial liability and the amount paid will be recognized as financial income or expenses.

1.27.	Assets and liabilities derived from insurance contracts

The Group applies IFRS 4 “Insurance Contracts” in order to recognize and measure the assets and liabilities derived from insurance contracts.

Assets derived from insurance contracts

An insurance contract is a contract under which the Group (the insurer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the rest of its term, even if the insurance risk is significantly reduced during this period, unless all rights and obligations are extinguished or expired.

The insurance contracts offered by the Group include property insurance that covers combined family insurance, theft and similar risks, property damage, personal accidents, among other risks. They also include temporary life insurance contracts.

Total premiums are recognized on the date of issuance of the policy as an account receivable. At the same time, a reserve for unearned premiums representing premiums for risks that have not yet expired is recorded as a liability. Unearned premiums are recognized as income during the contract period, which is also the coverage and risk period. The book value of insurance accounts receivable is reviewed for impairment whenever events or circumstances indicate that the book value may not be recoverable. The impairment loss is recorded in the income statement.

Liabilities derived from insurance contracts

Debt with insured

The insurance claims reserves represent debts with insured people for claims reported to the company and an estimate of the claims that have already been incurred but that have not yet been reported to the company (IBNR). The reported claims are adjusted on the basis of technical reports received from independent appraisers.

Debts with reinsurers and co-insurers

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Group mitigates the risk for some of its insurance businesses through co-insurance or reinsurance contracts in other companies. In the case of co-insurance, the Group associates with another company to cover a risk assuming only a percentage of it and also the premium. In reinsurance, the risk is transferred to another insurance company both proportionally (as a percentage of the risk) and not proportionally (excess loss is covered above a certain limit). The reinsurance agreements assigned do not exempt the Group from its obligations to the insured.

Coinsurance and reinsurance liabilities represent balances owed under the same conditions and the amounts payable are estimated in a manner consistent with the contract that gave rise to them.

Debts with producers

They represent liabilities with insurance agents originated in the commissions for the insurance operations that they originate for the Group companies. The balances of the current accounts with these entities are also included.

Technical commitments

The current risk reserve regularizes the premiums to be collected based on the incurred but not reported risks.

1.28.	Capital

The accounts that make up this item are expressed in currency that has not considered the variation of the price index since February 2003, except for the item "Capital Stock", which has been kept at its nominal value.

Common shares are recognized in shareholders´ equity and carried at nominal value.

1.29.	Reserves and Dividend distribution

Pursuant to provisions set by the Argentine Corporations law, the Group and its subsidiaries, other than Banco Supervielle and Cordial Compañía Financiera, are required to appropriate 5% of the net income for the fiscal year to the legal reserve until such reserve is equal to 20% of Capital stock, plus the balance of the Capital Adjustment account.

As concerns Banco Supervielle and Cordial Compañía Financiera, according to the regulations set forth by the Argentine Central Bank, 20% of net income for the fiscal year, net of previous years’ adjustments, if any, is required to be appropriated to the legal reserve. Notwithstanding the aforementioned, in appropriating amounts to other reserves, Financial Institutions are required to comply with the provisions laid down by the Argentine Central Bank in the revised text on distribution of dividends described in Note 16.6.

The distribution of dividends to the Group’s shareholders is recognized as a liability in the consolidated financial statements for the fiscal year in which dividends are approved by the Group’s Shareholders.

1.30.	Revenue Recognition

Financial income and expense is recognized in respect of all debt instruments in accordance with the effective interest rate method, pursuant to which all gains and losses which are an integral part of the transaction effective interest rate are deferred.

The results that are included within the effective rate include expenditures or income related to the creation or acquisition of a financial asset or liability, such as compensation received for the analysis of the client's financial condition, negotiation of the terms of the instrument, the preparation and processing of the documents necessary to conclude the transaction and the compensations received for the granting of credit agreements that are expected to be used by the client. The Group records all its non-derivative financial liabilities at amortized cost, except those included in the caption "Liabilities at fair value through profit or loss", which are measured at fair value.

It should be noted that the commissions that the Group receives for the origination of syndicated loans are not part of the effective rate of the product, being these recognized in the Statement of Income at the time the service is provided, as long as the Group does not withhold part of it or this is kept in the same conditions as the rest of the participants. The commissions received by the Group for the negotiations in the transactions of a third party are not part of the effective rate either, these being recognized at the time they are perfected.

IFRS 15 establishes the principles that an entity must apply to account for income and cash flows from contracts for the sale of goods or services to its customers.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The amount to be recognized will be that which reflects the payment to which it is expected to be entitled for the services provided.

The income from the Group's services is recognized in the income statement in accordance with the fulfillment of performance obligations, thus deferring those income related to customer loyalty programs, which are provisioned based on the fair value of the point and its redemption rate, until they are exchanged by the client and can be recognized in the results of the year.

Below is a summary of the main commissions earned by the Group:

Commission	Frecuency of revenue recognition
Account maintenance	Monthly
Safe deposit boxes	Semi-annual
Issuing Bank	Event driven
Credit Card renewal	Annual
Check management	Event driven

Income from investment property rentals is recognized in the consolidated statement of comprehensive income based on the straight-line method over the term of the lease, in accordance with the provisions of note 1.14.

1.31.	Income tax

Income tax expense for the year includes current and deferred tax. Income tax is recognized in the consolidated statements of income, except for items required to be recognized directly in other comprehensive income. In this case, the income tax liability related to such items is also recognized in such statement.

Current income tax expense is calculated on the basis of the tax laws enacted or substantially enacted as of the date of the Statement of Financial Position in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically assesses the position assumed in tax returns in connection with circumstances in which the tax regulation is subject to interpretation. The Group sets up provisions in respect of the amounts expected to be required to pay to the tax authorities.

Deferred income tax is recognized, using the deferred tax liability method, on temporary differences arising from the carrying amount of assets and liabilities and their tax base. However, the deferred tax arising from the initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction does not affect income or loss for accounting or tax purposes, is not recorded. Deferred income tax is determined using tax rates (and laws) enacted as of the date of the Financial Statements and that are expected to be applicable when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred income tax assets are recognized only to the extent future tax benefits are likely to arise against which the temporary differences can be offset.

The Group recognizes a deferred tax liability for taxable temporary differences related to investments in subsidiaries and affiliates, except that the following two conditions are met:

●	the Group controls the timing on which temporary differences will be reversed; and
●	such temporary differences are not likely to be reversed in the foreseeable future.

Deferred income tax assets and liabilities are offset when a legal right exists to offset current tax assets against current tax liabilities and to the extent such balances are related to the same tax authority of the Group or its subsidiaries, where tax balances are intended to be, and may be, settled on a net basis..

1.32.	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Group’s shareholders by the weighted average number of common shares outstanding during the year.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Diluted earnings per share are calculated by dividing the net income for the year by the weighted average number of common shares issued and dilutive potential common shares at year end. Since the Company has no dilutive potential common shares outstanding, there are no dilutive earnings per share amounts.

2.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

With the purpose of implementing a strategic vision focused on the individual client and Small and Medium Size Companies that require and values closeness and digital service models, the Retail Banking sector turned into a new area of Personal and Business Banking.

The Bank´s clients receive the following services:

•     Personal and Business Banking Segment:

-Small companies, individuals and companies that record anual sales of up to 100,000

-“Small and Medium Size Companies”, companies that record anual sales of over 100,000 up to 700,000

•    Corporate Baking Segment:

-Megras that record anual sales over 700,000 up to 2,500,000

-Big Companies, Grandes companies that record anual sales of over 2,500,000

The Group considers the business for the type of products and services offered, identifying the following operating segments:

a-	Personal and Business Banking– Includes a wide range of financial products and services targeted to small companies, included in Entrepreneurs & SMSs, and high income people identified with so-called Identité proposal. Likewise, the Bank offers services and products targeted to retirees and pensioners.
b-	Corporate Banking – Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.
c-	Bank Treasury – This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs. Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotiable securities and develops business with the financial sector clients and whole sale non-financial sector clients. Consumer – Includes loans and other credit products targeted to middle and lower-middle income sectors and non-financial products and services.
d-	Consumer Finance– Includes loans and other credit products targeted to middle and low-middle income sectors and non-financial products and services.
e-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.
f-	Asset Management and Other Services– Includes MFs administered by the Group. Includes also assets, liabilities and results of InvertirOnline.Com Argentina S.A.U.,InvertirOnline S.A.U., IOL Holding S.A, Supervielle Asset Management S.A., Easy Cambio S.A. and Bolsillo Digital S.A.U.

Operating results of the different operating segments of the Group are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance appraisal of each segment. The performance of such segments will be evaluated based on operating earnings and losses and is measured consistently with operating earnings and losses of the consolidated earnings and losses statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitative manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

The Group does not present information by geographical segments because there are no operating segments in economic environments with risks and returns that are significantly different,

The following chart includes information by segment as of  December 31, 2021 and 2020:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2021
Interest income	30,721,711	19,451,739	46,912,751	7,928,284	1,422	7,693	(1,603,128)	103,420,472
Interest expenses	(16,236,285)	(3,039,368)	(39,008,895)	(3,834,127)	-	-	1,619,167	(60,499,508)
Distribution of results by Treasury	5,134,215	(9,175,505)	4,041,290	-	-	-	-	-
Net interest income	19,619,641	7,236,866	11,945,146	4,094,157	1,422	7,693	16,039	42,920,964
Services Fee Income	10,529,003	1,038,430	61,657	2,697,736	-	2,682,645	(344,207)	16,665,264
Services Fee Expenses	(3,445,017)	(340,273)	(170,136)	(1,146,806)	-	(138,542)	160,293	(5,080,481)
Income from insurance activities	-	-	-	-	1,975,918	-	295,328	2,271,246
Net Service Fee Income	7,083,986	698,157	(108,479)	1,550,930	1,975,918	2,544,103	111,414	13,856,029
Subtotal	26,703,627	7,935,023	11,836,667	5,645,087	1,977,340	2,551,796	127,453	56,776,993
Net income from financial instruments at fair value through profit or loss	-	-	7,376,856	366,368	574,589	427,096	144,561	8,889,470
Income from withdrawal of assets rated at amortized cost	-	-	277,820	-	-	-	(23,633)	254,187
Exchange rate difference on gold and foreign currency	316,615	86,572	401,700	14,352	652	81,431	91,061	992,383
NIFFI And Exchange Rate Differences	316,615	86,572	8,056,376	380,720	575,241	508,527	211,989	10,136,040
Result from exposure to changes in the purchasing power of the currency	2,976,943	(1,855,811)	(6,577,478)	(905,883)	(715,673)	(452,468)	(628,500)	(8,158,870)
Other operating income	1,305,619	1,359,942	2,215,248	775,585	15,017	81,157	(232,165)	5,520,403
Loan loss provisions	(4,148,328)	(825,754)	(228,499)	(2,080,867)	-	-	-	(7,283,448)
Net operating income	27,154,476	6,699,972	15,302,314	3,814,642	1,851,925	2,689,012	(521,223)	56,991,118
Personnel expenses	(18,226,223)	(1,918,281)	(1,102,323)	(2,620,530)	(566,147)	(1,121,407)	(36,411)	(25,591,322)
Administration expenses	(11,074,869)	(801,687)	(781,006)	(1,759,188)	(492,030)	(641,695)	194,897	(15,355,578)
Depreciations and impairment of non-financial assets	(3,309,350)	(314,266)	(212,615)	(204,548)	(47,676)	(44,729)	(93,751)	(4,226,935)
Other operating expenses	(5,224,801)	(2,152,583)	(3,135,048)	(1,072,784)	(16,323)	(206,239)	(38,990)	(11,846,768)
Operating income	(10,680,767)	1,513,155	10,071,322	(1,842,408)	729,749	674,942	(495,478)	(29,485)
Result from associates and joint ventures	-	-	-	5,413	-	-	(5,413)	-
Result before taxes	(10,680,767)	1,513,155	10,071,322	(1,836,995)	729,749	674,942	(500,891)	(29,485)
Income tax	3,721,031	(507,821)	(3,451,070)	(94,574)	(189,840)	(246,575)	(63,053)	(831,902)
Net (loss) / income	(6,959,736)	1,005,334	6,620,252	(1,931,569)	539,909	428,367	(563,944)	(861,387)
Net (loss) / income for the year attributable to owners of the parent company	(6,959,736)	1,005,334	6,620,252	(1,931,569)	539,909	428,367	(562,961)	(860,404)
Net (loss) / income for the year attributable to non-controlling interest	-	-	-	-	-	-	(983)	(983)
Other comprehensive (loss) / income	(30,759)	(16,203)	(66,956)	-	(1,170)	405	13,626	(101,057)
Other comprehensive (loss) / income attributable to owners of the parent company	(30,759)	(16,203)	(66,956)	-	(1,170)	405	13,743	(100,940)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	-	(117)	(117)
Comprehensive (loss) / income for the year	(6,990,495)	989,131	6,553,296	(1,931,569)	538,739	428,772	(550,318)	(962,444)
Comprehensive (loss) / income attributable to owners of the parent company	(6,990,495)	989,131	6,553,296	(1,931,569)	538,739	428,772	(549,218)	(961,344)
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	-	(1,100)	(1,100)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2021
Cash and due from banks	12,111,141	552,152	18,723,092	732,108	4,220	262,026	189,379	32,574,118
Debt securities at fair value through profit or loss	-	-	18,941,469	813,930	-	2,286	-	19,757,685
Loans and other financing	76,316,258	62,161,494	10,366,594	13,624,516	864,345	101,688	(5,534,647)	157,900,248
Other Assets	6,609,578	3,447,294	140,058,710	4,504,123	2,329,922	1,459,418	23,598,133	182,007,178
Total Assets	95,036,977	66,160,940	188,089,865	19,674,677	3,198,487	1,825,418	18,252,865	392,239,229

Liabilities by segments
Deposits	138,678,878	31,073,403	112,516,982	6,723,097	-	75,774	(610,037)	288,458,097
Financing received from the Argentine Central Bank and others financial institutions	15,347	-	5,861,422	5,305,541	-	-	(4,929,762)	6,252,548
Unsubordinated debt securities	13,495	8,361	1,037,384	-	-	-	-	1,059,240
Other liabilities	14,219,359	4,307,042	10,638,969	3,664,114	1,592,391	715,184	7,915,633	43,052,692
Total Liabilities	152,927,079	35,388,806	130,054,757	15,692,752	1,592,391	790,958	2,375,834	338,822,577

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2020
Interest income	33,229,103	19,577,998	38,595,822	6,656,698	1	61,210	(537,188)	97,583,644
Interest expenses	(12,349,918)	(1,620,671)	(27,789,037)	(2,060,619)	-	-	689,977	(43,130,268)
Distribution of results by Treasury	5,146,538	(9,645,110)	4,498,572	-	-	-	-	-
Net interest income	26,025,723	8,312,217	15,305,357	4,596,079	1	61,210	152,789	54,453,376
Services Fee Income	11,266,898	1,014,753	90,013	2,980,190	-	2,397,475	(400,363)	17,348,966
Services Fee Expenses	(3,703,207)	(290,357)	(90,200)	(1,232,888)	-	(77,000)	38,335	(5,355,317)
Income from insurance activities	-	-	-	-	2,194,999	-	327,922	2,522,921
Net Service Fee Income	7,563,691	724,396	(187)	1,747,302	2,194,999	2,320,475	(34,106)	14,516,570
Subtotal	33,589,414	9,036,613	15,305,170	6,343,381	2,195,000	2,381,685	118,683	68,969,946
Net income from financial instruments at fair value through profit or loss	-	-	3,770,848	216,548	533,598	254,279	229,321	5,004,594
Income from withdrawal of assets rated at amortized cost	-	-	1,039,675	-	-	-	(47,960)	991,715
Exchange rate difference on gold and foreign currency	572,485	79,403	641,807	57,160	(148)	110,900	145,194	1,606,801
NIFFI And Exchange Rate Differences	572,485	79,403	5,452,330	273,708	533,450	365,179	326,555	7,603,110
Result from exposure to changes in the purchasing power of the currency	(209,699)	422,332	(4,204,230)	(1,689,933)	(575,186)	(346,800)	(156,011)	(6,759,527)
Other operating income	2,403,250	2,383,062	397,447	663,702	15,846	53,779	(51,188)	5,865,898
Loan loss provisions	(6,531,364)	(5,042,238)	(6,128)	(1,635,471)	-	-	(2)	(13,215,203)
Net operating income	29,824,086	6,879,172	16,944,589	3,955,387	2,169,110	2,453,843	238,037	62,464,224
Personnel expenses	(20,052,116)	(1,918,590)	(1,404,672)	(2,672,133)	(479,706)	(717,394)	(178,230)	(27,422,841)
Administration expenses	(11,216,677)	(768,177)	(708,609)	(1,775,771)	(398,616)	(657,219)	(40,778)	(15,565,847)
Depreciations and impairment of non-financial assets	(2,904,662)	(217,591)	(163,850)	(207,107)	(31,337)	(14,871)	(93,789)	(3,633,207)
Other operating expenses	(5,787,326)	(1,894,813)	(1,124,179)	(921,523)	(2,756)	(155,224)	(34,797)	(9,920,618)
Operating income	(10,136,695)	2,080,001	13,543,279	(1,621,147)	1,256,695	909,135	(109,557)	5,921,711
Result from associates and joint ventures	-	-	-	9,300	-	-	(9,300)	-
Result before taxes from continuing operations	(10,136,695)	2,080,001	13,543,279	(1,611,847)	1,256,695	909,135	(118,857)	5,921,711
Income tax	2,438,888	133,066	(3,985,575)	254,083	(444,558)	(354,073)	848,787	(1,109,382)
Net (loss) / income	(7,697,807)	2,213,067	9,557,704	(1,357,764)	812,137	555,062	729,930	4,812,329
Net (loss) / income for the year attributable to owners of the parent company	(7,697,807)	2,213,067	9,557,704	(1,357,764)	812,137	555,062	726,843	4,809,242
Net (loss) / income for the year attributable to non-controlling interest	-	-	-	-	-	-	3,087	3,087
Other comprehensive (loss) / income	306,472	161,441	667,112	-	-	-	85	1,135,110
Other comprehensive (loss) / income attributable to owners of the parent company	306,472	161,441	667,112	-	-	-	(1,077)	1,133,948
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	-	1,162	1,162
Comprehensive (loss) / income for the year	(7,391,335)	2,374,508	10,224,816	(1,357,764)	812,137	555,062	730,015	5,947,439
Comprehensive (loss) / income attributable to owners of the parent company	(7,391,335)	2,374,508	10,224,816	(1,357,764)	812,137	555,062	725,766	5,943,190
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	-	4,249	4,249

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2020

Cash and due from banks	18,634,792	805,224	35,153,371	364,012	3,284	632,959	(235,995)	55,357,647
Debt securities at fair value through profit or loss	-	-	13,323,941	1,561,997	-	14,872	2	14,900,812
Loans and other financing	79,206,584	63,758,317	8,789,654	11,084,390	893,676	74,570	(3,846,817)	159,960,374
Other Assets	12,934,604	12,565,091	89,722,069	4,639,522	1,894,061	1,401,083	23,856,462	147,012,892
Total Assets	110,775,980	77,128,632	146,989,035	17,649,921	2,791,021	2,123,484	19,773,652	377,231,725

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2020
Deposits	141,634,666	24,429,606	98,410,147	5,380,497	-	31,936	(242,311)	269,644,541
Financing received from the Argentine Central Bank and others financial institutions	22,658	-	8,746,731	3,823,261	-	-	(3,760,433)	8,832,217
Unsubordinated debt securities	36,069	19,001	6,324,852	-	-	-	-	6,379,922
Other liabilities	11,292,436	3,129,826	8,911,257	3,046,985	1,293,766	818,277	8,988,691	37,481,238
Total Liabilities	152,985,829	27,578,433	122,392,987	12,250,743	1,293,766	850,213	4,985,947	322,337,918

3.	INCOME TAX

In June 2021, a law was enacted that establishes a new tiered aliquot structure for income tax with three segments based on the level of accumulated net taxable income. The new aliquots are:

-25% for accumulated net taxable income of up to AR$ 5 million;

-30% for the second tax bracket, which is for net taxable income of up to AR$ 50 million;

-35% for net taxable income of more than AR$ 50 million.

Said modification will be applicable for fiscal years beginning on or after January 1, 2021.

The following is a reconciliation between the income tax charged to income as of December 31, 2021 and 2020,  that which would result from applying the current tax rate on the accounting profit

	12/31/2021	12/31/2020
Income before taxes	(29,485)	6,263,097
Tax rate	25%	30%
Income for the year at tax rate	(7,371)	1,878,929
Permanent differences at tax rate:
Contribution SGR	(288,750)	(490,726)
Tax inflation adjustment	289,601	84,171
Adjustment DDJJ 2019	26,496	(25,852)
Corrections to the deferred	742,787	(860,399)
Non-deductible results	69,139	523,259
Income tax	831,902	1,109,382
Variation of deferred tax	(5,622,154)	2,946,624
Inflation adjustment	(165,826)	597,526
Difference between DDJJ and income tax provision	1,621,728	(528,581)
Others	223,492	(186,311)
(Loss) / Income tax payable	(3,110,858)	3,938,640

3.1	Deferred tax

The net position of the deferred tax is as follows:

	12/31/2021	12/31/2020
Deferred tax assets	2,602,840	4,559,619
Deferred tax liability	(61,736)	(63,403)
Net assets by deferred tax	2,541,104	4,496,216

Deferred tax assets / (liabilities) are summarized as follows:

Items	Balance at 12/31/2020	(Charge)/Credit to Income	(Charge)/Credit to OCI	Balance at 12/31/2021
Shelters	140,890	53,151	-	194,041
Organization and development expenses	(353,712)	(253,634)	-	(607,346)
Intangible assets	(1,330,547)	16,650	-	(1,313,897)
Investments	(64,903)	(24,694)	-	(89,597)
Others	(10,349)	173	-	(10,176)
Retirement plans	174,851	(174,851)	-	-

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Forecasts of eventual commitments	7,858	8,306	-	16,164
Loan Loss Reserves	2,926,887	(1,142,823)	-	1,784,064
Property, plant and equipment	(1,863,930)	(2,251,235)	39,684	(4,075,481)
Shareholding	(951)	589	-	(362)
Foreign Currency	(64,721)	(12,261)	24,835	(52,147)
Sale and replacement	57,530	(3,605)	-	53,925
Provisions	186,082	91,040	-	277,122
Loan origination costs	1,416	-	-	1,416
Right to use leased assets	445,918	29,475	-	475,393
Staff rewards	137,847	(121,043)	-	16,804
Inflation adjustment credit	3,808,363	(1,837,392)	-	1,970,971
Bankruptcies	297,687	3,602,523	-	3,900,210
Total	4,496,216	(2,019,631)	64,519	2,541,104

Item	Balance at 12/31/2019	(Charge)/Credit to Income	(Charge)/Credit to OCI	Balance at 12/31/2020
Shelters	26,253	114,637	-	140,890
Organization and development expenses	(101,304)	(252,408)	-	(353,712)
Intangible assets	(1,299,860)	(30,688)	-	(1,330,548)
Investments	(37,171)	(27,733)	-	(64,904)
Others	(12,584)	2,235	-	(10,349)
Retirement plans	173,569	1,281	-	174,850
Forecasts of eventual commitments	762	7,096	-	7,858
Loan Loss Reserves	1,204,461	1,722,425	-	2,926,886
Property, plant and equipment	(1,951,162)	398,593	(311,361)	(1,863,930)
Shareholding	-	(2,180)	1,229	(951)
Foreign Currency	(126,352)	99,116	(37,485)	(64,721)
Sale and replacement	57,530	-	-	57,530
Provisions	375,881	(189,799)	-	186,082
Loan origination costs	1,416	-	-	1,416
Loans to employees	-	445,918	-	445,918
Staff rewards	-	137,847	-	137,847
Inflation adjustment credit	3,067,683	740,680	-	3,808,363
Bankruptcies	339,113	(41,426)	-	297,687
Total	1,718,235	3,125,594	(347,617)	4,496,212

The net position of the deferred tax is as follows:

	12/31/2021	12/31/2020
Deferred taxes to be recovered in more than 12 months	5,538,621	4,066,974
Deferred taxes to be recovered in 12 months	1,444,702	2,457,991
Subtotal – Deferred tax assets	6,983,323	6,524,965
Deferred taxes to be paid in more than 12 months	4,419,989	1,993,829
Deferred taxes to be paid in 12 months	22,230	34,920
Subtotal – Deferred tax liabilities	4,442,219	2,028,749
Total Net Assets by deferred Tax	2,541,104	4,496,216

According to the analysis carried out by the Group, it is considered that the assets detailed above meet the requirements to consider them recoverable and thus carry out the corresponding recognition.

4.	FINANCIAL INSTRUMENTS

Financial instruments held by the Group as of December 31, 2021 and 2020:

Financial Instruments as of 12/31/2021	Fair value through profit or loss	Amortized Cost	Fair value through OCI	Total
Assets
- Cash and due from banks	-	32,574,118	-	32,574,118
- Debt securities at fair value through profit or loss	19,757,685	-	-	19,757,685
- Derivatives	221,858	-	-	221,858
- Reverse Repo transactions	-	42,849,578	-	42,849,578

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Financial Instruments as of 12/31/2021	Fair value through profit or loss	Amortized Cost	Fair value through OCI	Total
- Other financial assets	12,378,608	1,514,191	-	13,892,799
- Loans and other financing	-	157,900,248	-	157,900,248
- Other debt securities	70,693,658	8,309,127	-	79,002,785
- Financial assets pledged as collateral	8,085,145	454,789	-	8,539,934
- Investments in Equity Instruments	157,013	-	107,267	264,280
Total Assets	111,293,967	243,602,051	107,267	355,003,285
Liabilities
- Deposits	-	288,458,097	-	288,458,097
- Liabilities at fair value through profit or loss	2,053,216	-	-	2,053,216
- Other financial liabilities	23,010,832	769,410	-	23,780,242
- Financing received from the Argentine Central Bank and other financial institutions	-	6,252,548	-	6,252,548
-Subordinated debt securities	-	1,059,240	-	1,059,240
Total Liabilities	25,064,048	296,539,295	-	321,603,343

Financial Instruments as of 12/31/2020	Fair value through profit or loss	Amortized Cost	Fair value through OCI	Total
Assets
- Cash and due from banks	-	55,357,647	-	55,357,647
- Debt securities at fair value through profit or loss	14,900,812	-	-	14,900,812
- Derivatives	217,271	-	-	217,271
- Reverse Repo transactions	-	33,742,602	-	33,742,602
- Other financial assets	5,142,597	1,324,256	-	6,466,853
- Loans and other financing	-	159,960,374	-	159,960,374
- Other debt securities	52,127,363	10,157,418	-	62,284,781
- Financial assets pledged as collateral	7,075,371	328,218	-	7,403,589
- Investments in Equity Instruments	131,517	-	44,070	175,587
Total Assets	79,594,931	260,870,515	44,070	340,509,516
Liabilities
- Deposits	-	269,644,541	-	269,644,541
- Liabilities at fair value through profit or loss	3,021,859	-	-	3,021,859
- Derivates	3,011	-	-	3,011
- Other financial liabilities	11,058,933	306,497	-	11,365,430
- Financing received from the Argentine Central Bank and other financial institutions	-	8,832,217	-	8,832,217
- Unsubordinated debt securities	-	6,379,922	-	6,379,922
-Subordinated debt securities	-	1,721,443	-	1,721,443
Total Liabilities	14,083,803	286,884,620	-	300,968,423

5.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in Level 1.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates. If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments held by the Group is detailed below, as of  December 31, 2021 and 2020:

Instrument portfolio as of 12/31/2021	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	19,446,167	311,518	-
- Derivatives	221,858	-	-
- Other financial assets	12,378,608	-	-
- Other debt securities	13,405,096	57,288,562	-
- Financial assets pledged as collateral	8,085,145	-	-
- Investments in Equity Instruments	157,013	-	107,267
Total Assets	53,693,887	57,600,080	107,267
Liabilities
- Liabilities at fair value through profit or loss	2,053,216	-	-
- Other financial liabilities	23,010,832	-	-
Total Liabilities	25,064,048	-	-

Instrument portfolio as of 12/31/2020	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	14,539,804	361,008	-
- Derivatives	217,271	-	-
- Other financial assets	5,142,597	-	-
- Other debt securities	9,589,618	42,537,745	-
- Financial assets pledged as collateral	7,075,371	-	-
- Investments in Equity Instruments	131,517	-	44,070
Total Assets	36,696,178	42,898,753	44,070
Liabilities
- Liabilities at fair value through profit or loss	3,021,859	-	-
- Derivatives	3,011	-	-
- Other financial liabilities	11,058,933	-	-
Total Liabilities	14,083,803	-	-

Below is shown the reconcilation of the financial instruments classiffied as Fair Value Level 3:

FV level 3	12/31/2020	Transfers	Additions	Disposals	P/L	12/31/2021
Assets
- Debt securities at fair value through profit or loss	44,070	-		-	63,197	107,267

The Group’s policy is to recognize transfers between fair value levels only at end of period.

Valuation Techniques

Valuation techniques to determine fair values include the following:

-Market or quoted prices for similar instruments.
-The estimated present value of instruments.

All fair value estimates, except for level 3 equity instruments, are included in level 2. To do this, the Group uses valuation techniques using spot rate curves that estimate yield curves based on market prices market. They are detailed below:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

-Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in the active markets ( MAE, Bolsar or secondary) through the linear interpolation of them. This technique has been used by the Entity to determine the fair value of the instruments issued by the BCRA and Treasury Bills without quotation at the end of this period.

-Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument’s price estimating volatility through market curves. The Entity has used this model to estimate prices in debt securities or financial instruments with variable interest rate.

The principal inputs considered by the Group for its determination of fair values under the linear interpolation model are:

-Instrument prices that were quoted between the date the curve is estimated and the settlement date of the latest payment available.
-Implicit rates in the last available tender.
-Only instruments that have been traded with a 24-hour settlement are considered.
-If the same instrument has been listed on MAE (“Mercado Abierto Electrónico”) and Bolsar, only the market price that has been traded in the market with higher volume is considered
-The yield curve is standardized based on a set of nodes, each of which has an associated expiration date.
-Instruments denominated in US dollars are converted at the exchange rate on the date the instrument is negotiated.

Likewise, for the determination of fair values under the Nelson Siegel model, the main data and aspects considered by the Entity were:

-The Spot rate curves in pesos + BADLAR and the Spot rate curve in US dollars are established based on bonds predefined by Financial Risk Management.
-The main source of prices for Bonds is MAE, without considering those corresponding to operations for own portfolio.
-The portfolio of bonds used as input is changed with every issuance.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price.In the event that the transaction price differs from the determined fair value, the difference will be recognized in the income statement proportionally for the duration of the instrument. As of December 31, 2021, no differences have been recorded with respect to the transaction price.

Fair Value of Other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at their value in these financial statements:

-Assets whose fair value is similar to book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is considered to be similar to fair value.
-Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each year, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows through the use of market interest rates for deposits with maturities similar to those of the Group's portfolio.

For listed assets and the quoted debt, fair value was determined based on market prices.

-Other financial instruments: In the case of financial assets and liabilities that are liquid or have a short term to maturity, it is estimated that their fair value is similar to their book value. This assumption also applies to savings deposits, current accounts and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of December 31, 2021 and 2020 :

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Other Financial Instruments as of 12/31/2021	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	32,574,118	32,574,118	32,574,118	-	-
-Other financial assets	1,514,191	1,514,191	1,514,191	-	-
-Loans and other financing	157,900,248	171,256,793	-	-	171,256,793
- Repo transactions	42,849,578	42,849,578	42,849,578	-	-
- Other Debt Securities	8,309,127	8,309,127	8,309,127	-	-
-Financial assets in as guarantee	454,789	454,789	454,789	-	-
	243,602,051	256,958,596	85,701,803	-	171,256,793
Financial Liabilities
-Deposits	288,458,097	289,841,920	-	-	289,841,920
- Other financial liabilities	769,410	769,410	769,410	-	-
-Financing received from the BCRA and other financial institutions	6,252,548	6,619,853	-	-	6,619,853
- Unsubordinated debt securities	1,059,240	1,059,240	1,059,240	-	-
	296,539,295	298,290,423	1,828,650	-	296,461,773

Other Financial Instruments as of 12/31/2020	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	55,357,647	55,357,646	55,357,646	-	-
-Other financial assets	1,324,256	1,324,256	1,324,256	-	-
-Loans and other financing	159,960,374	169,661,913	-	-	169,661,913
- Repo transactions	33,742,602	33,742,602	33,742,602	-	-
- Other Debt Securities	10,157,418	10,157,418	10,157,418	-	-
-Financial assets pledged as collateral	328,218	328,218	328,218	-	-
	260,870,515	270,572,053	100,910,140	-	169,661,913
Financial Liabilities
-Deposits	269,644,541	270,669,910	-	-	270,669,910
-Other financial liabilities	306,497	306,496	306,496	-	-
-Finances received from the BCRA and other financial institutions	8,832,217	8,463,321	-	-	8,463,321
- Unsubordinated debt securities	6,379,922	6,379,922	6,379,922	-	-
- Subordinated debt securities	1,721,443	1,799,667	1,799,667	-	-
	286,884,620	287,619,316	8,486,085	-	279,133,231

Fair Value of Equity instruments

The following are the equity instruments measured at Fair Value throughin profit or loss as of December 31, 2021 and 2020:

	12/31/2021	12/31/2020
Grupo Financiero Galicia S.A.	16,273	113,027
Pampa Holding S.A	24,701	12,507
Loma Negra S.A.	16,086	4,798
Others	99,953	1,185
Total	157,013	131,517

The following are the equity instruments measured at Fair Value through in Other Comprehensive Income as of December 31, 2021 and 2020:

Detail	12/31/2021	12/31/2020
Mercado Abierto Electrónico S.A.	45,746	6,958
Play Digital S.A.	36,957	30,119
Seguro de Depósitos S.A	7,034	2,436
Compensador Electrónica S.A.	11,331	1,387
Provincanje S.A.	4,429	409
Cuyo Aval Sociedad de Garantía Recíproca	1,394	2,168
Argencontrol S.A.	157	189

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Los Grobo Sociedad de Garantía Recíproca	1	110
IEBA S.A.	61	92
Otras Sociedades de Garantía Recíproca	157	202
Total	107,267	44,070

Detail	Fair value 12/31/2020	Additions	Income through OCI	Fair value 12/31/2021
Mercado Abierto Electrónico S.A.	6,958	-	38,788	45,746
Play Digital S.A.	30,119	59,200	(52,392)	36,927
Seguro de Depósitos S.A	2,436	-	4,598	7,034
Compensador Electrónica S.A.	1,387	-	9,944	11,331
Provincanje S.A.	411	-	4,018	4,429
Cuyo Aval Sociedad de Garantía Recíproca	2,168	-	(774)	1,394
Argencontrol S.A.	189	-	(32)	157
Los Grobo Sociedad de Garantía Recíproca	110	-	(109)	1
IEBA S.A.	92	-	(31)	61
Otras Sociedades de Garantía Recíproca	201	-	(44)	157
Swift (*)	46	-	(16)	30
Total	44,117	59,200	3,950	107,267

(*) The participation in Swift is recorded in the caption Other debt securities.

6.	TRANSFER OF FINANCIAL ASSETS

When the Group transfers a financial asset under an agreement that meets the requirements to derecognize said asset but still has the management right in exchange for a commission, the asset or liability is recognized for the commission established in the contract.

When derecognition of the financial asset, the difference between the book value and the value received in exchange is charged to results.

Transfers that do not meet the requirements to write off the transferred financial assets

The following is a detail of the financial assets transferred by the Group that continue to be recognized in its consolidated financial statements as of December 31, 2021 and 2020:

	12/31/2021	12/31/2020
Personal loans assigned to financial trusts
Asset	869,447	-
Liabilities	551,556	-

The Group may sell, on certain occasions, a portfolio with significant arrears without recourse to the buyer. In these cases, the Group does not retain any substantial risk or benefit on the assigned portfolio, and therefore it qualifies for derecognition.

7.	NON CONTROLLING INTEREST

The movements in the Group's significant non-controlled interests as of December 31, 2021 and 2020, were as follows:

	12/31/2021	12/31/2020
Balance at the beginning	43,830	39,581
Participation in profit for the year	(983)	3,087
Participation in OCI for the year	(117)	1,162
Balance at closing	42,730	43,830

8.	LONG-TERM BENEFIT OBLIGATIONS

As of December 31, 2021 and 2020, the balances recorded for long-term benefits amounted to 1,569,666 and 1,730,570, respectively. The amount for the year recognized as an expense in respect of staff retirement benefits as of December 31, 2021 and 2020 was 972,190 and 447,850, respectively.

The evolution during the exercises is detailed below:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2021	12/31/2020
Balance at the beginning	1,730,570	1,430,226
Discharges from the exercise	1,715,293	841,184
Benefits paid to participants	(1,876,197)	(540,840)
Balance at closing	1,569,666	1,730,570

9.	RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise significant influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it, On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them, For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are considered to be the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise significant influence or control.

Controlling Entity

Mr. Julio Patricio Supervielle is the main shareholder of the Groups, with registered address on  Bartolomé Mitre 434, , Autonomous City of Buenos Aires, Julio Patricio Supervielle´s interest in the capital and votes of the Group as of December 31, 2021 and 2020 amounts to the 35,12% and 35,12% respectively.

Remuneration of key personnel

The remuneration received by the key personnel of the Group as of December 31, 2021 and 2020 amounts to 705,1 million and 948.97  million respectively.

Transactions with related parties

The financings, including those that were restructured, were granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to non-related parties, Likewise, they did not imply a risk of bad debts greater than normal nor did they present any other type of unfavorable conditions.

The following table presents the aggregate amounts of total consolidated financial exposure of the Bank to related parties, the number of recipients, the average amounts and the single largest exposures as of December 31, 2021 and 2020:

	As of December 31, 2021	As of December 31, 2020
Aggregate total financial exposure	476,728	242,271
Number of recipient related parties	79	80
(a) Individuals	69	71
(b) Companies	10	9
Average total financial exposure	6,035	3,028
Single largest exposure	446,417	933,426

10.	FINANCE LEASES

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

10.1 The Group as lessee

(i)	The following table shows the carrying amount in the statement of financial position:

	12/31/2021	12/31/2020
Right-of-use asset
Land and buildings	3,164,345	3,240,608
Lease liability
Current	823,587	997,262
Non-current	534,678	786,412
Total	1,358,265	1,783,674

(ii)	The following table shows the amounts charged in the income statement:

Items	12/31/2021
Right-of-use assets – Depreciation	1,059,878
Interest expenses on lease liabilities (Other operating expenses)	268,813

(iii)	Lease activities:

The Group leases several branches. Rental agreements are generally made for fixed periods of 1 to 3 years, but may have extension options as described in (iv) below.

Contracts may contain lease components or not. The Group assigns consideration in the contract to the lease and non-lease components based on their independent relative prices. However, for the leases of real estate for which the Group is a lessee, it has chosen not to separate the lease components and those that are not, and instead counts them as a single lease component.

Lease terms are negotiated individually and contain a wide range of different terms and conditions. Lease agreements do not impose other obligations to do or not do, other than the leased assets owned by the lessor. Leased assets cannot be used as collateral for obtaining loans.

Until 2018, Property, Plant and Equipment leases were classified as operating leases. As of January 1, 2019, leases are recognized as a right-of-use asset by registering a liability as a counterparty on the date on which the leased asset is available for use by the Entity.

Assets and liabilities arising from leases are initially measured based on the present value. Lease liabilities include the net present value of the following lease payments:

●fixed payments (including fixed payments in substance), less any incentives receivable;
●variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●amounts expected to be payable by the Group under residual value guarantees;
●the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and
●payments of penalties for terminating the lease, if the lease term reflects the Group exercising an option to terminate the lease.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be easily determined, which is generally the case with leases in the Group, the lessee's incremental borrowing rate is used, which is the rate that the individual lessee would have to pay to borrow the necessary funds to obtain an asset of similar value to the asset by right of use in a similar economic environment with similar terms, security and conditions.

To determine the incremental interest rate, the Group:

●whenever possible, uses the external financing recently received as a starting point, adjusted to reflect changes in financing conditions since the external financing was received.
●uses a rate determination approach that begins with a risk-free interest rate adjusted for credit risk for leases that the Entity already has for those cases in which it does not have recent third-party financing, and
●makes specific adjustments for the lease, for example, term, currency and guarantee.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Group is exposed to possible future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they become effective. When adjustments to lease payments based on an index or rate become effective, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between capital and financial cost. The financial cost is charged to income during the lease period to produce a constant periodic interest rate on the remaining balance of the liability for each period.

The right-of-use assets are measured at cost comprising the following:

●the amount of the initial measurement of the lease liability;
●any lease payment made at or before the commencement date, less any lease incentives received;
●any initial direct costs, and
●an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

The right-of-use assets are generally depreciated during the shortest useful life of the asset and the lease term in a linear fashion.

Payments associated with short-term leases of equipment and all leases of low-value assets are recognized linearly as an expense in income. Short-term leases are leases with a lease term of 12 months or less and that does not contains a purchase option. Low-value assets include computer equipment and small items of office furniture.

(iv) Extension and termination options

Extension and termination options are included in several property leases. These are used to maximize operational flexibility in terms of managing the assets used in operations. Most of the extension and termination options maintained are exercisable only by the Group and not by the respective lessor.

10.2 The Group as lessor

The following is a breakdown of the maturities of the Group's financial and operating leases receivables and of the current values as of December 31, 2021 and 2020:

Financial Lease Receivables	12/31/2021	12/31/2020
Up to 1 year	3,520,064	2,992,814
More than a year up to two years	2,958,537	1,660,243
From two to three years	2,249,298	958,327
From three to five years	1,363,729	537,179
More than five years	14,881	21,781
Total	10,106,509	6,170,344
Unearned financial income	(4,109,689)	(1,806,455)
Net investment in the lease	5,996,820	4,363,889

Operating Lease Receivables	12/31/2021	12/31/2020
Up to 1 year	13,938	24,252
More than a year up to two years	9,202	20,779
From two to three years	-	13,889
From three to five years	-	-
Total	23,140	58,920

The balance of allowance for loan losses related to finance leases amounts to 161,634 and 381,823 as of December 31, 2021 and 2020.

11.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

11.1 Debt securities at fair value through profit or loss	12/31/2021	12/31/2020

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Goverment securities	19,070,193	13,380,433
Corporate securities	311,518	606,289
Securities issued by the Argentine Central Bank	375,974	914,090
	19,757,685	14,900,812
11.2 Derivatives
Debtor balances related to forward operations in foreign currency to be settled in pesos	214,491	216,473
Debtor balances related to forward operations in foreign currency	7,367	798
	221,858	217,271

11.3 Repo Trasactions
Financial debtors for active repos of government securities	7,850	-
Financial debtors for active repos of I.R.M. with Argentine Central Bank	42,698,198	33,660,762
Accrued interest receivable for active repos	143,530	81,840
	42,849,578	33,742,602

11.4 Other financial assets
Participation Certificates in Financial Trusts	86,019	61,667
Investments in Asset Management and Other Services	2,063,702	2,307,878
Other investments	518,917	808,571
Receivable from spot sales peading settlament	9,862,104	1,627,519
Several debtors	666,692	1,256,031
Miscellaneous debtors for credit card operations	645,334	307,633
Miscellaneous debtors for collections	50,031	97,554
	13,892,799	6,466,853
11.5 Loans and other financing
To the non-financial public sector	22,738	35,517
To the financial sector	76,832	18,207
Overdrafts	5,099,460	3,764,880
Promisory notes	46,649,356	47,354,614
Mortgage loans	15,638,819	15,717,128
Automobile and other secured loans	3,805,230	2,683,676
Personal loans	30,005,776	30,831,951
Credit cards loans	30,250,449	28,820,917
Foreign trade Loans	10,851,631	14,880,293
Receivables from financial leases	5,996,820	4,363,889
Others	9,503,137	11,489,302
	157,900,248	159,960,374
	12/31/2021	12/31/2020
11.6 Other debt securities
Debt securities	220,423	-
Goverment securities	21,719,976	19,741,536
Securities issued by the Argentine Central Bank	57,062,297	42,537,745
Others	89	5,500
	79,002,785	62,284,781
11.7 Financial assets pledged as collateral
Special guarantees accounts in the Argentine Central Bank	6,515,565	5,601,077
Deposits in guarantee	2,024,369	1,802,512
	8,539,934	7,403,589

11.8 Other non-financial assets
Other Miscellaneous assets	1,254,270	911,237

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Loans to employees	231,991	355,104
Payments in advance	790,346	485,968
Works of art and collector's pieces	48,819	48,819
Retirement insurance	69,669	216,226
Other non-financial assets	65,804	24,705
	2,460,899	2,042,059

11.9 Inventories
Electronics	139,431	84,953
Home and Health care	-	24,317
Tools and Workshop Equipment	-	392
Obsolescence Reserve	(2,656)	(2,548)
	136,775	107,114

11.10 Deposits
Non-financial sector	11,475,017	11,941,378
Financial sector	39,099	86,665
Current accounts	31,586,573	29,190,228
Savings accounts	156,920,885	151,617,432
Non-financial sector	84,106,913	71,638,680
	4,329,610	5,170,158
	288,458,097	269,644,541
11.11 Liabilities at fair value through profit and loss
Liabilities for transactions in local currency	1,364,304	3,021,859
Liabilities for transactions in foreign currency	688,912	-
	2,053,216	3,021,859

11.12 Other financial liabilities
Amounts payable for spot transactions pending settlement	12,852,754	2,056,641
Collections and other operations on behalf of third parties	8,993,758	7,474,836
Fees accrued to pay	6,830	8,186
Financial guarantee contracts	14,200	29,935
Liabilities associated with the transfer of financial assets not derecognised	551,556	-
Lease liability	1,358,265	1,783,674
Others	2,879	12,158
	23,780,242	11,365,430
11.13 Financing received from the Argentine Central Bank and other financial institutions
Financing received from local financial institutions	1,035,932	973,884
Financing received from international institutions	5,216,616	7,858,333
	6,252,548	8,832,217
11.14 Provisions
Provisions for unutilized balances	646,127	702,854
Eventual commitments	207,862	312,165
Other contingencies	59,682	13,032
	913,671	1,028,051

11.15 Derivative
Credit balances related to foreign currency forward transactions payable in pesos	-	3,011
	-	3,011

11.16 Other non-financial liabilities
Payroll and social securities	6,254,324	8,303,198
Sundry creditors	5,880,525	5,525,647
Tax payable	3,459,913	2,720,659
Planned payment orders pending settlement	403,441	1,350,639
Revenue from contracts with customers (1)	183,730	284,774
Contribution to the deposit guarantee fund	39,901	140,172
Others non- financial liabilities	21,993	8,421
	16,243,827	18,333,510

(1)	Deferred income resulting from contracts with customers includes the liability for the customers’ loyalty program. The Group estimates the value of the points assigned to customers through the application of a

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

mathematical model that considers assumptions about redemption rates, the fair value of points redeemed based on the combination of available products, and customer preferences, as well as the expiration of not redeemed points. As of December 31, 2021 and 2020, the amounts of 183,730and 284,774, respectively, have been recorded for the points not redeemed or expired.

The following table shows the estimated use of the liability recorded as of December 31, 2021:

Concepto	Maturity			Total
	Up to 12 months	Up to 24 months	More than 24 months
Revenue from contracts with customers	73,976	43,352	66,402	183,730

	12/31/2021	12/31/2020
11.17 Interest income
Interest on overdrafts	3,133,108	4,042,925
Interest on promissory notes	11,194,804	9,398,203
Interest on personal loans	19,401,947	21,393,779
Interest on promissory notes	6,918,453	9,029,045
Interest on credit card loans	5,927,631	5,763,900
Interest on mortgage loans	7,062,856	6,029,525
Interest on automobile and other secured loan	1,548,516	1,114,558
Interest on foreign trade loans and USD loans	1,243,547	2,193,377
Interest on financial leases	1,581,186	1,063,245
Interest on public and private securities measured at amortized cost	27,672,634	30,904,520
Others	17,735,790	6,650,567
	103,420,472	97,583,644
11.18 Interest expenses
Interest on current accounts deposits	21,139,712	9,547,244
Interest on time deposits	37,594,565	29,546,822
Interest on other liabilities from financial transactions	1,382,903	3,450,463
Interest on financing from the financial sector	182,801	152,200
Others	199,527	433,539
	60,499,508	43,130,268
11.19 Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	6,955,178	4,528,233
Income from securities issued by the Argentine Central Bank	349,543	204,513
Derivatives	1,584,749	271,848
	8,889,470	5,004,594
11.20 Service fee income
Commissions from deposit accounts	6,496,684	6,984,705
Commissions from credit and debit cards	4,986,927	5,152,252
Commissions from loans operations	158,346	248,830
Commissions from miscellaneous operations	4,918,634	4,726,430
Others	104,673	236,749
	16,665,264	17,348,966
11.21 Service fee expenses
Commissions paid	4,958,004	5,236,945
Export and foreign currency operations	122,477	118,372
	5,080,481	5,355,317
11.22 Other operating incomes
Loans recovered and allowances reversed	1,713,707	1,061,616
Insurance commissions	253	77,773

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2021	12/31/2020
Rental from safety boxes	384,497	513,659
Commissions from trust services	44,591	14,548
Returns of risk funds	1,240,482	1,835,065
Adjust other credits	171,347	218,896
Sales of property. plant and equipment	8,955	202,236
Default interests	292,734	321,396
Others	1,663,837	1,620,709
	5,520,403	5,865,898
11.23 Personnel expenses
Payroll and social securities	23,707,177	25,168,526
Personnel expenses	1,884,145	2,254,315
	25,591,322	27,422,841
11.24 Administration expenses
Directors´ and statutory auditors´fees	406,912	515,426
Other fees	4,494,789	4,593,416
Advertising and publicity	1,148,460	1,039,480
Taxes	3,381,423	2,803,560
Maintenance. security and services	4,116,826	4,260,912
Rent	78,477	108,517
Others	1,728,691	2,244,536
	15,355,578	15,565,847
11.25 Depreciation and impairment of non-financial assets
Depreciation of property. plant and equipment (Schedule F)	832,430	789,745
Depreciation of miscellaneous assets	300,513	353,419
Amortization of intangible assets (Schedule G)	2,032,008	1,312,100
Depreciation of rent asstes by right of use (Schedule F)	1,059,878	1,177,943
Depreciation of fixed assets	2,106	-
	4,226,935	3,633,207
11.26 Other operating expenses
Promotions related with credit cards	909,345	792,979
Turnover tax	8,141,305	5,963,008
Result by initial recognition of loans	196,788	295,029
Charges paid to National Social Security Administration (ANSES)	86,970	324,698
Balance adjustments loans and credit cards	187,755	145,479
Operationaal losses	52,783	55,635
Interests for leases liabilities	269,328	312,502
Coverage services	16,420	20,527
Contributions made to deposit insurance fund	491,445	437,450
Charge for credit loss of others credits and for other provisions	456,303	848,007
Shareholders Personal Property Tax	4,532	-
Others	1,033,794	725,304
	11,846,768	9,920,618

12.	DIVIDENDS

On April 27, 2021, the Shareholders’ General Meeting approved the following distribution of retained earnings for the year ended on December 31, 2020:

-	Optional reserve for future dividend distribution: 514,711
-	Legal reserve: 531,832
-	Other reserve: 4,103,753

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

On April 29, 2021, the Board of Directors resolved to cancel the optional reserve for future dividends for their payment. In May 2021, said payment was made for 385,169.

13.	COMMITMENTS AND CONTINGENCIES

International Financial Reporting Standards result in a contingent liability consisting of (i) a possible obligation, arising from past events, the existence of which must be confirmed by the occurrence of one or more future events of an uncertain nature, which are not have under the control of the Group or (ii) a present obligation that has not been probable or whose amount cannot be measured or estimated with sufficient reliability.

The provisions recorded are detailed below

	12/31/2021	12/31/2020
Legal issues	72,772	49,142
Labor lawsuits	320,653	89,452
Tax	142,219	171,021
Unused Balances of Credit Cards	207,684	312,165
Charges to be paid to National Social Security Administration	54,058	340,203
Judicial Deposits	27,400	33,702
Eventual commitments	59,600	13,032
Others	29,285	19,334
Total	913,671	1,028,051

14.	INSURANCE

14.1	Assets and liabilities related to insurances activities

The assets and liabilities related to insurance contracts are detailed below, as of the indicated dates:

	12/31/2021	12/31/2020
Assets related to insurance contracts (Loans and other financing)
Receivables premiums	859,077	890,622
Commissions receivables	3,045	3,054
Total	862,122	893,676

Liabilities related to insurance contracts (Other non-financial liabilities)
Debt with insured	195,268	205,468
Debt with reinsurers	26,441	17,707
Debt with producers	248,745	277,444
Technical commitments	348,008	334,666
Outstanding claims paid by re-insurance companies	(1,404)	(13,673)
Commissions to pay	3,547	-
Total	820,605	821,612

Debt with insured
Property insurance
Direct administrative insurance	37,872	27,408
Direct insurance in mediation	25	38
Direct insurance in judgments	140	-
Claims settled to pay	2,639	442
Claims occurred and not reported - IBNR	7,180	14,783
Life insurance
Direct administrative insurance	82,638	97,366
Direct insurance in judgments	1,449	2,140
Direct insurance in mediation	407	1,337
Claims settled to pay	16,631	28,926
Claims occurred and not reported - IBNR	46,287	33,028
Total	195,268	205,468

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2021	12/31/2020

Debt with producers
Producers current account	23,134	59,281
Commissions for premiums receivable	225,611	218,163
Total	248,745	277,444

Technical commitments
Course and similar risk
Premiums and surcharges	342,603	334,659
Premium insufficiency	5,405	7
Total	348,008	334,666

14.2	Income from insurances activities

The composition of the item “Result for insurance activities” as of December 31, 2021 and 2020 is as follows:

Items	12/31/2021	12/31/2020
Accrued premiums	3,571,621	3,472,950
Accrued claims	(697,045)	(466,105)
Production expenses	(603,330)	(483,924)
Total	2,271,246	2,522,921

15.	ASSET MANAGEMENT AND OTHER SERVICES

As of dECEMBER 31, 2021 and December 31, 2020, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No, 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned earlier.

Asset Management and Other Services	Portfolio		Net Worth		Number of Units
	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Premier Renta CP en Pesos	50,379,441	54,788,133	50,307,382	54,731,794	11,713,447,317	12,597,963,038
Premier Renta Plus en Pesos	297,932	253,716	296,155	245,647	15,706,691	11,899,481
Premier Renta Fija Ahorro	9,218,858	2,598,107	9,158,814	2,580,596	2,136,780,683	59,317,777
Premier Renta Fija Crecimiento	114,224	111,671	113,907	110,770	4,571,392	3,983,791
Premier Renta Variable	409,820	284,286	406,621	280,111	8,944,577	6,689,975
Premier Abierto Pymes	1,041,437	1,420,731	1,039,269	1,384,690	99,988,028	119,588,138
Premier Commodities	299,120	391,128	225,383	385,094	15,200,277	25,702,973
Premier Capital	1,437,994	290,315	1,421,043	288,680	180,998,028	36,842,932
Premier Inversión	1,316,258	1,111,992	1,315,617	1,076,967	1,965,594,347	1,576,391,366
Premier Balanceado	1,203,207	1,805,588	1,202,267	1,804,260	169,137,724	253,733,905
Premier Renta Mixta	3,679,175	5,372,982	3,280,818	4,756,951	850,150,799	1,072,064,209
Premier Renta Mixta en Dólares	134,911	170,214	134,089	170,214	2,122,092	2,083,508
Premier Performance Dólares	521,867	794,127	518,066	787,672	6,455,272	7,724,190
Premier Global USD	265,712	740,326	265,198	739,573	2,430,000	5,444,411

16.	ADDITIONAL INFORMATION REQUIRED BY THE BCRA

16.1. CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No, 24485 and Decree No, 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

Through Decree No, 1127/98 dated September 24, 1998, the National Executive Branch established the maximum coverage limit of the guarantee system, applicable to demand or time deposits, in pesos and/or foreign currency. Until February 28, 2019, such limit amounts to 450, pursuant to Communication “A” 5943. As from March 1, 2019, such limit

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

amounted to 1,000 pursuant to Communication “A” 6654, As from May 1, 2020, the new limit amounts to $ 1,500, pursuant to Communication “A” 6973.

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*). Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F,G,D,), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to such fund.

(*) Enforced on January 20, 2019, pursuant to provision “A” 6435, such exclusions are as follows: Sight deposits with agreed-upon rates exceeding reference rates and term deposits and investments exceeding 1,3 times such rate. Reference rates are released on a regular basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be carried out by said institution.

16.2. RESTRICTED ASSETS

As of December 31, 2021 and 2020 Grupo Supervielle’s following assets are restricted:

Detail	12/31/2021	12/31/2020
Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	6,515,565	5,601,077
	6,515,565	5,601,077

Miscellaneous Receivables
Guarantee deposits for currency forward transactions	1,306,195	907,533
Guarantee deposits for credit cards transactions	666,775	636,888
Other guarantee deposits	38,927	240,323
	2,011,897	1,784,744

16.3.	COMPLIANCE OF PROVISIONS ISSUED BY THE NATIONAL SECURITIES COMMISSION

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2012 to,2020 and until December 31, 2021, the accounting books since September 2012 up to date and all corporate books are safeguarded in the registered headquarters.

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

16.4.	ISSUANCE OF NEGOTIABLE DEBT SECUTITIES

Banco Supervielle S.A.

Global Program for the issuance of simple Negotiable Debt securities, not convertible into shares, for an amount of up to US $ 2,300,000,000 (or its equivalent in other currencies or units of value)

The following describes issuances in force as of December 31, 2021 and 2020:

Issuance date	Currency	Nro, of Class	Amount	Amortization	Term	Maturity date	Rate	Book Value
								12/31/2021	12/31/2020
12/22/17	$	C	659,750	3 installments: 12-22-2020 33,33%, 06-22-2021 33,33%, and upon maturity 33,34%,	48	12/22/2021	Floating Badlar + 4,25%	-	670,674
02/14/18	$	E	1,607,667	3 equal and consecutive annual installments, 1° 02-14-21	60	02/14/2023	Floating Badlar of Private Banks + 4,05%	1,059,240	2,384,218

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Issuance date	Currency	Nro, of Class	Amount	Amortization	Term	Maturity date	Rate	Book Value
								12/31/2021	12/31/2020
06/30/20	u$s	G	30,000,000	Quarterly: 12-22-20, 06-22-21, 06-30-21	12	06/30/2021	2% Nominal Annual	-	3,325,030
							Total	1,059,240	6,379,922

Global Program for the Issuance of Subordinated debt securities for up to V / N $ 750,000 (expanded to V / N $ 2,000,000),

The following chart provides the main terms and conditions of issuances underway as of December 31, 2021 and 2020:

Issuance date	Currency	Nro, of Class	Amount	Amortization	Term	Maturity date	Rate	Book Value
								12/31/2021	12/31/2020
11/18/2014	US$	IV	13,441	100% at mat,	84 Months	11/18/2021	7%	-	1,721,443
Total								-	1,721,443

16.5.	FINANCIAL TRUSTS

The detail of the financial trusts in which The Entity acts as Trustee or as Settler is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where the Bank acts as a trustee as of December 31, 2021:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The Term of this Trust Fund Contract will be in force over 24 months as from 09/12/2018, or until the expiration of liabilities through Disbursements (Termination Date”), 30 days (thirty days) after the maturity of this Trust Agreement without the parties’ having agreed upon an Extension Commission, the Trustor of the trust account shall receive USD 10.000 (six thousand US Dollars) at the exchange rate in force in Banco Supervielle as a fine,	-	-

Those initially mentioned in Exhibit V (DISERVEL S.R.L, INGENIAS S.R.L, GEOTECNIA (INV, CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGETICOS, DISERVEL S.R.L) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor

Interconexion Electrica Rodeo S.A.

On 09/16/2021, the Trustor accepted the proposal submitted by Banco Supervielle on 09/15/2021 in relation to the Extension Commission, the renewal of the Extension Commission is scheduled for 03/15/2022.

As Settler

IUDÚ Compañia Financiera S.A. (Financial Trust CCF)

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

Financial Trust	Set-ip on	Initial Amount in Trust	Títulos Emitidos		Book value at 12/31/2021
			Participation Certificates	Debt Securities	Participation Certificates	Debt Securities
24	2/26/2021	699,000	139,800	559,200	139,800	-
25	05/28/2021	703,600	119,612	583,988	119,612	-

Micro Lending S.A.U. (Financial Trust Micro Lending)

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount	Type	Amount	Type	Amount
III	06/08/2011	$ 39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592
			Mat: 03/12/13		Vto: 11/12/13		Vto: 10/12/16
IV	09/01/2011	$ 40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626
			Mat: 06/20/13		Vto: 10/20/13		Vto: 06/29/17

16.6.	RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

It is worth to be mentioned that pursuant to Communication “A” 6464 issued by the Argentine Central Bank, until March 31, 2020, financial entities, which, for the purpose of determining the distributable result, have not applied the additional of 1 percentage point on capital margins shall rely on previous authorization issued by the SEFyC.

On August 30, 2019 and with the purpose of stabilizing the exchange market, the Argentine Central Bank issued Communication “A” 6768, pursuant which financial entities shall rely on the previous authorization of Exchange and Financial Entities Superintendence before distributing its income. Over the course of such authorization process, the Comptroller Entity will assess, among other items, potential effects of the application of international accounting standards pursuant to Communication “A” 6430 (Paragraph 5.5 of IFRS 9 – Detriment of financial assets value) as well as the effects of the re-expression of financial statements pursuant to Communication “A” 6651.

On March 19, 2020 the Argentine Central Bank issued Communication “A” 6939 by means of which the suspension of income distribution of financial entities was made effective until June 30, 2020, extending it until December 31, 2021 through communication "A" 7035 of June 4, 2020.

Likewise, on December 17, 2020, through communication “A” 7181, the BCRA decided to extend said suspension in the distribution of results until June 30, 2021. Later on June 24, 2021 through Communication “A” 7312 again extended the extension until December 31, 2021.

On December 16, 2021, the Board of Directors of the Central Bank of the Argentine Republic (BCRA) established that the entities of the financial system may distribute as of next year up to 20% of the profits accumulated until December 31, 2021, in twelve monthly and consecutive installments, in accordance with the rules for distribution of results.

16.7.	ACCOUNTS IDENTIFYING MINIMUM CASH INTEGRATION COMPLIANCE

As of  December 31,2021 and 2020, the minimum cash reserve was made up as folllows:

Item	12/31/2021	12/31/2020 (*)
Current accounts in the Argentine Central Bank	4,000,000	9,586,497
Sight accounts in the Argentine Central Bank	14,658,247	10,288,224
Special accounts for previous credit payment	6,095,650	3,521,513
Total	24,753,897	23,396,234

(*) Historical values without inflation adjustment

It is worth mentioning that on those dates, the Group was in compliance with minimum cash integration requirements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

16.8.	CONTRACT AS A FINANCIAL AGENT BY THE PROVINCE OF SAN LUIS

On January 17, 2017, Banco Supervielle S.A. received a communication from the Ministry of Public Treasury of the Province of San Luis giving notice of the termination of the Financial Agent Contract that Banco Supervielle has with the Province, effective as of February 28, 2017.  The communication also states that, without prejudice to the exercise of the right to terminate the contract, the Province may continue to operate with the Bank until a new financial agent is selected.

Since February 2017, the Bank has continued rendering financial services to the Government of San Luis Province and its employees.

On June 7, 2018, the Province ratified said agreement over a 12-month period, thus regularizing the Bank´s role as exclusive payment agent, which has not been interrupted since 20  years ago. Such agreement has been renewed several times and according to the last renewal signed, it expires on May 31, 2021.

In January 2019, the government of San Luis Province disclosed the terms and conditions of the auction to be held by the Province for the new financial agent agreement. The Bank submitted its offer on March 15, 2019, Only two offers were submitted. On December 6, 2019, the Government of San Luis issued Decree N°8589 by means of which the auction was closed without assigning such financial agent agreement.

As of the date of these financial statements, the Group continues to provide financial services to the provincial government of the Province of San Luis and its employees.

17.	FINANCIAL RISK FACTORS

Credit risk

The Integral Risk Committee approves credit risk strategies and policies submitted in accordance with recommendations provided by the Integral Risk Corporate Department, the Credit Corporate Department and commercial sectors and in compliance with regulations set by the Argentine Central Bank. The credit strategy and policy is aimed at the development of commercial opportunities within the framework and conditions of the Group´s business plan, while keeping suitable caution levels in face of the risk.

Policies and procedures enable the definition of accurate aspects aimed at the deployment of the Group´s Strategy related to the administration of credit risk; among them, the Group´s criteria to grant loans, credit benefits and powers, types of products and the way in which the structure is organized, among other aspects. Likewise, the Group relies on an integral risk policy where aspects related to general key risk governance as well as specific manuals and procedures that include, among others, all relevant regulations issued by the Argentine Central Bank.

The Group´s credit risk management policies are applied to corporate and individuals. To such ends, a customer segmentation has been defined for Corporate Banking and Personal and Business Banking.

The Group focuses on supporting companies belonging to sectors with potential, and successful in their activity. Within the range of credit products offered for the business segment, the Group aims to develop and lead the factoring and leasing market, as well as to be a benchmark in foreign trade.

Within Corporate Banking, we seek a solid proposal for medium and large companies’ market, seeking to maintain proximity with clients through service centers, agreements with clients throughout their value chain, and providing agile responses through existing credit processes.

Regarding Personal and Business Banking, in addition to payroll and senior citizens segments, special focus is placed on Entrepreneurs and SMEs, SMEs as well as the Banks´s Identité segment.

In the case of CCF, the focus is consumer finance, fundamentally in granting personal loans, credit cards and car loans.

The area of Capital Markets and Structuring targets the trust business segment; placement of assets in the capital market through financial trusts and debt securities, own and of third parties; and for its part, the area of Treasury and Finance has the Trading Desk within its scope. Among traded products are: interbank call, REPO transactions, corporate call, securities from public sector and monetary policy instruments of the Central Bank, acquisition of consumer portfolios, third-party financial trusts, negotiation of financial derivatives (futures, rate swaps, etc.), among others.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Group is willing to carry out a strategy that enable it to address its contractual commitments, both under normal market conditions and adverse situations.

Therefore, the Group relies on scoring and rating models to estimate probability of default (PD) for the different client portfolios. As for risk appetite framework, the Group relies on cut-offs for each risk-based segment that express the maximum risk to be assumed in terms of probability of default.

In addition to PD parameters, the Group relies on estimates of exposure at default (EAD)  and loss given default (LGD) parameters with the purpose of estimating Group’s allowance for loan losses and the necessary economic capital to face unexpected losses that may arise due to credit risk.

The Group is aimed at keeping a diversified and atomized portfolio, in order to minimize risk concentration. To such ends, loan originationand client portfolio profiles are adjusted to each different circumstance. To this end, the entity has an indicators dashboard linked to the appetite for credit and concentration risk. The evolution of the NPL, Coverage and Cost of Risk indicators is monitored in relation to target limits established according to risk appetite and the strategy determined in the entity's business plan. Likewise, there is a portfolio limits scheme that measures balance concentration by debtor or economic group, the concentration of the main debtors, concentration by value chain, economic activities, portfolio by risk level based on the facility risk rating. and the exposure in foreign currency both at a total level and by product type.

Credit Risk Measurement Models

The Group relies on models aimed at estimating the distribution of potential credit losses in its credit portfolio, which depend on defaults by the counterparties (PD – Probability of Default), as well as the assumed exposure to such defaults (EAD –Exposure At Default) and the recoveries of each defaulted loan (LGD – Loss Given Default).

Based on this, systems were developed at the Group that calculate statistical forecasts, economic capital and Risk-Adjusted Return (RAROC) models in order to optimize management and decision-making.

Regarding IUDU, it also has estimates of the aforementioned parameters related to credit risk and a monitoring model of the RAROC Measurement metric.

The Group has deepened its work on the expected loss methodologies under IFRS 9, focusing on methodological improvements in the estimation of parameters (PD, EAD and LGD), aligning the definition of the parameters to the credit process. The forward looking model has been redesigned including more variables and openings. Likewise, effects resulting from the pandemic have been evaluated and incorporated into the expected loss calculation.

Allowances for loan losses calculation

Based on the results of the PD (probability of default), EAD (exposure at the time of default) and LGD (loss in the event of default) estimates, the associated statistical forecast is calculated.

Allowances for loan losses calculation is based on models that analyzes the Group’s own portfolio information to estimate, in global terms, the average value of the loss distribution function over an annual term (expected credit loss). The expected credit loss is determined based on PD, EAD, and LGD loss factors.

Economic Capital Calculation

The economic capital for credit risk is the difference between the portfolio’s value at risk (according to the confidence level for individuals of 99.9% and for companies of 99%) and the expected credit losses.

The Group relies on economic capital models for credit risk (one for individuals and another for companies). Such quantitative models include the exacerbation of capital by concentration risk and Securitization Risk. In the economic capital calculation models a one year holding period is used, except from factoring exposures where a six month holding period is used.

Counterparty Risk Management

The Group relies on a Counterparty’s Risk Map approved by the Credit Committee where the following limits are defined for each counterparty according to the Group’s risk appetite: credit exposure and settlement limits, foreign exchange settlement risk, securities settlement risk and Repo transactions settlement risk, among other.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Regarding the economic capital for the counterparty’s risk, it is included in the Economic Capital Quantitative Model for Credit Risk.

Impairment of Financial Instruments

Those credits classified as irrecoverable are eliminated from assets, recognizing them in off-balance sheet accounts. Their balance as of December 31, 2021 and 2020 amounts to a 7,198,080 and 5,240,360 respectively.

Market risk

Group defines Market Risk as the risk resulting from deviations in the trading portfolio value as a result of market fluctuations during the period required for the settlement of portfolio positions.

The Risk Department’s measurement, control and follow-up perimeter covers those operations where certain loss risk in the Group ´s shareholders equity value is assumed, as a result of changes in market factors. Such risk results from the variation in risk factors under evaluation (interest rate, exchange rate, market price of equity instruments and options), as well as liquidity risk in the different products and markets where the Group operates.

According to its business strategy, Banco Supervielle is the component of the Group with the greatest exposure to this risk. On the other hand, IUDU Compañía Financiera has a minimum exposure to market risk and associated with liquidity management purposes. That is why market risk controls present a greater level of detail and emphasis on Banco Supervielle's trading portfolio.

With the purpose of measuring the risk of positions homogeneously and therefore, setting a limit and threshold structure to support management and control schemes, Banco Supervielle uses the VaR model (Value at Risk), which defines the maximum expected loss to be recorded in a financial asset portfolio in normal market conditions, within a certain period of time and at a pre-established confidence level. Indicators obtained from this enable the Group to identify a potential market risk and take preventive measures.

Market risk management is focused on the trading portfolio managed by the Trading desk, although there is also a broader control including managed positions with liquidity management objectives. For this reason, in terms of the broader trading portfolio, the controls are limited to the exposure to the assumed risk, measured using the VaR methodology, in relation to the regulatory capital (RC). In addition, a control is carried out on the VaR by group of assets, thus limiting the risk that the Entity can assume in each group of assets considered in isolation. The objective is to incorporate an element of alert to credit events or break in the correlations between groups of assets, events that may escape the consideration of a diversified VaR.

The controls over the Trading desk are more exhaustive. Approved strategies and policies are reflected in what is known internally as a unified Risk Map document, where detailed operations enabled by the Trading desk can be explained in detail. In the same document the entire framework of controls that translate the risk appetite with which the Entity is willing to operate is exposed. In this way, limitations are established on the open position in certain financial instruments, VaR limit on the diversified portfolio, maximum allowable loss amount before executing the stop loss policy and conditions that could lead to the execution of a stop strategy gain. The entire control scheme is complemented by action plans that must be implemented once a violation occurs within the limits established therein.

The exposure to the Group's exchange rate risk at the end of the year by currency type is detailed below:

Currency	Balances as of 12/31/2021				Balances as of 12/31/2020
	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
US Dollar	41,198,482	36,422,195	7,367	4,783,654	41,990,008	35,304,336	529	6,686,201
Euro	923,079	855,301	-	67,778	973,974	785,018	-	188,956
Others	313,247	7,919	-	305,328	293,119	6,208	-	286,911
Total	42,434,808	37,285,415	7,367	5,156,760	43,257,101	36,095,562	529	7,162,068

Financial assets and liabilities are presented net of derivatives, which are disclosed separately.

Derivative balances are shown at their Fair Value at the closing price of the respective currency.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The table above includes only Monetary Assets and Liabilities, since investments in equity instruments and non-monetary instruments does not generate foreign exchange risk exposure.

A sensitivity analysis was performed considering reasonably possible changes in foreign exchange rates in relation to the Group's functional currency. The percentage of variation used in this analysis is the same the Group used in its Business Plan and Projections.

Currency	Variation	12/31/2021		Variation	12/31/2020
		P/L	Equity		P/L	Equity
US Dollar	52.5%	2,509,382	2,509,382	40.2%	2,687,853	2,687,853
	(52.5)%	(2,509,382)	(2,509,382)	(40.2)%	(2,687,853)	(2,687,853)
Euro	52.5%	35,555	35,555	40.2%	75,960	75,960
	(52.5)%	(35,555)	(35,555)	(40.2)%	(75,960)	(75,960)
Other	52.5%	160,167	160,167	40.2%	115,338	115,338
	(52.5)%	(160,167)	(160,167)	(40.2)%	(115,338)	(115,338)
Total	52.5%	2,705,104	2,705,104	40.2%	2,879,151	2,879,151
	(52.5)%	(2,705,104)	(2,705,104)	(40.2)%	(2,879,151)	(2,879,151)

Sensitivity Analysis

It is important to note that within the daily report provided to the trading desk for the monitoring of the exposure to assumed risk, the Financial Risk Management makes a comparison between the profitability obtained and the implicit risk for each asset. When using a diversified VaR methodology, it is important to provide information related to the contribution that each asset in the portfolio makes to the aggregate VaR measurement, and fundamentally if this asset generates risk diversification or not. That is why, within the variables included in the daily report, the VaR component of each asset is included, thus allowing a sensitivity analysis on the impact of each asset on the total risk.

With the aim of improving the assumed risk analysis through the use of alternative measurement metrics, the Group recognizes the change in market conditions on exposure to risk through an adjustment to the volatilities used in the VaR calculation. According to the methodology used, the returns of assets registered in more recent dates have a greater incidence in the calculation of volatilities. In parallel, the Entity performs a measurement and monitoring of the assumed risk through the application of an expected shortfall methodology, analyzing the universe of unexpected losses located in the distribution queue beyond the critical point indicated by VaR.

Economic capital calculation

Banco Supervielle adopts the diversified Parametric VaR methodology for the calculation of market risk economic capital, both at a consolidated and individual level. It should be noted that in the case of Cordial Compañía Financiera, according to the provisions established by the Argentine Central Bank, its Board of Directors has chosen to quantify its needs for economic capital by applying a simplified methodology. According to this methodology, the aggregate economic capital arises from the following expression:

EC = (1,05 x MC) + max [0; ΔEVE – 15 % x bS)]

Where,

EC: economic capital according to profile’s risk (ICAAP).

MC: Minimum capital requirement in accordance with Argentine Central Bank regulations.

ΔEVE (Economic Value): measure of interest rate risk calculated according to the Standardized Framework

bS (Basic Shareholders’ equity) : Tier 1 capital.

Interest Rate Risk

Interest Rate Risk is the risk derived from the likelihood that changes in the Group’s financial condition occur as a result of market interest rate fluctuations, having effect on its financial income and economic value. The following are such risk factors:

✓	Different terms maturity and interest rate re-adjustment dates for assets, liabilities and off balance sheet items.
✓	Forecast, evolution and volatility of local interest rates and foreign interest rates.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

✓	The basis risk that results from the unsuitable correlation in the adjustment of assets and liabilities interest rates for instruments that contain similar revaluation features;

The Group’s interest rate risk management model, includes the analysis of interest rates gaps. Such analysis enables the basic explanation of the financial statement structure as well as the detection of interest rate risk concentration along the different terms. Special attention focuses on the accumulated gap during the first ninety days, as it is the holding period used when evaluating exposure to interest rate risk in each of the entities and due to its relevance when evaluating actions that may modify the structural balance positioning.

The interest rate risk management is aimed at keeping the Group’s exposure within those levels of risk appetite profile validated by the Board upon changes in the market interest rates.

To such ends, the interest rate risk management relies on the monitoring of two metrics:

✓	MVE – VaR Approach: measures the difference between the economic values estimated given the interest rate market curve and said value estimated given the interest rate curve resulting from the simulation of different stress scenarios. The Group uses this approach to calculate the economic capital for this risk.

✓	NIM – EaR Approach: measures changes in expected accruals over a certain period of time (12 months) upon an interest rate curve shift resulting from a different stress situation simulation practices.

With the publication of Communication "A" 6397, the Argentine Central Bank presented the applicable guidelines for the treatment of interest rate risk in the investment portfolio. The regulation makes a distinction between the impact of fluctuations in interest rate levels on the underlying value of the entity's assets, liabilities and off-balance sheet items (economic value or MVE), and the alterations that such movements in the interest rate may have on sensitive income and expenses, affecting net interest income (NII). This same criterion had already been adopted by Banco Supervielle, so that the new regulations implied a readaptation of the management model to the suggested measurement methodology, maintaining some criteria and incorporating others.

As established by the regulator, both Banco Supervielle and IUDU Compañia Financiera must use the Standardized Framework described in point 5.4. of the Communication "A" 6397 for the measurement of the impact on the economic value of the entities (ΔEVE) of six proposed disturbance scenarios. These scenarios include parallel movements in the curves of market interest rates upwards or downwards, flattening or steepening of the slope of these curves, as well as an increase or decrease in short-term interest rates. A base curve of market interest rates is considered for each of the significant currencies in the financial statement of each entity. According to the applicable regulation, Banco Supervielle has to use an internal measurement system (SIM) for measurement based on results (ΔNIM). This requirement is not applicable to Cordial Compañía Financiera. It is important to highlight that Banco Supervielle, which has not been qualified by the Argentine Central Bank as having a local systemic importance (D-SIB), is not legally bound to have its own internal measurement system (SIM) for the measurement based on economic value (ΔEVE).

Beyond the regulatory provisions, it is important to note that both Banco Supervielle and IUDU Comapñia Financiera have been working with internal measurement systems (SIM) to measure the impact of rate fluctuations, both on economic value (ΔEVE) and on results (ΔNIM). The development of these systems included the definition of assumptions for the determination of the maturity flow of different lines of assets and liabilities without defined maturity or with implicit or explicit options of behavior.

Following good practices in risk management and with the aim of ensuring the goodness of fit of the internal models used, a backtesting methodology was developed applicable to the results obtained with the interest rate risk measurement tool (approach MVE-VaR). Specifically, an evaluation of the discount rates projected in the critical scenario is carried out.

Improvements were made to the dynamic rate GAP measurement tool, allowing various sensitivity exercises to be carried out in a year characterized by a changing context and numerous regulations that altered financial margins.

Economic Capital Calculation

As a first step to calculate economic capital, Banco Supervielle calculates its exposure to interest rate risk from the MVE-EaR (economic value) approach of its internal measurement system (SIM), using a holding period of three months (90 days) and a confidence level of 99%. This quantitative model includes the exacerbation of capital by securitization risk. The result obtained is compared with the worst result of the alterations proposed in the six scenarios proposed by

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

the Standardized Framework, with the resulting economic capital being the worst of both measurements (SIM and Standardized Framework).

In the case of IUDÚ Compañía Financiera, as mentioned above, the Entity's Board of Directors has chosen to quantify its needs for economic capital by applying a simplified methodology. With regard to interest rate risk, the Group measures the impact of fluctuations in market interest rates on the economic value based on the application of the Standardized Framework. In the event that the worst ΔEVE of the six scenarios proposed by the regulation exceeds 15% of the basic net worth (capital level one) of the Entity, the sum of the economic capital calculated according to the simplified methodology would be increased by said excess.

The exposure to interest rate risk is detailed in the table below. It presents the residual values and average rate of the assets and liabilities, categorized by date of renegotiation of interest or expiration date, the lowest.

Assets and Liabilities	Term in days
	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total
To 12/31/2021
Total Financial Assets	167,930,968	39,268,945	35,681,468	23,350,316	92,585,212	358,816,909
Total Financial Liabilities	170,806,220	42,873,914	8,119,354	560,903	105,434,009	327,794,400
Net Amount	(2,875,252)	(3,604,969)	27,562,114	22,789,413	(12,848,797)	31,022,509

Assets and Liabilities	To 12/31/2020
	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total
To 12/31/2020
Total Financial Assets	94,212,108	23,283,810	21,884,220	13,991,605	76,333,380	229,705,123
Total Financial Liabilities	110,298,588	23,704,722	5,066,130	1,500,505	69,482,671	210,052,616
Net Amount	(16,086,480)	(420,912)	16,818,090	12,491,100	6,850,709	19,652,507

The table below shows the sensitivity to a reasonably possible additional variation in interest rates for the next year, taking into account the composition as of December 31, 2021. Variations in rates were determined considering the scenarios set by Communication "A" 6397 for the calculation of the Interest Rate Risk in the Investment Portfolio. The parameters taken as a base and or budgeted by the Bank for fiscal years 2021 and 2020 and the changes are considered reasonable possible based on the observation of market conditions:

Item	12/31/2021		12/31/2020
	Additional variation in the interest rate	Increase / (decrease) in the income statement	Additional variation in the interest rate	Increase / (decrease) in the income statement
Decrease in the interest rate	4% ARS; 2% USD	260,905	4% ARS; 2% USD	(433,698)
Increase in the interest rate	4% ARS; 2% USD	(260,112)	4% ARS; 2% USD	430,992

Liquidity Risk

The Group defines Liquidity Risk as the risk of assuming additional financing expenses upon unexpected liquidity needs. Such risk results from the difference of sizes and maturities between the Group’s assets and liabilities. Such risks involve the following:

✓	Funding Liquidity Risk means the risk to obtain funds at normal market cost when needed, based on the market’s perception of the Group.
✓	Market Liquidity Risk means the risk resulting from the Group’s incapacity to offset an asset position at market price, as a consequence of the following two key factors:

●	Assets are not liquid enough,
●	Changes in the markets where those assets are traded.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Liquidity and concentration indicators of funding sources are used to determine the tolerance to this risk, starting from the most restrictive definitions to the most comprehensive ones.

The following are the main core metrics used for liquidity risk management:

✓	LCR (Liquidity Coverage Ratio): measures the relation between high quality liquid assets and total net cash outflows over a 30-day period. The Group estimates this indicator on a daily basis, having met during the year the minimum value established by law, as well as that established internally based on their risk appetite.
✓	Net Stable Funding Ratio (NSFR): measures the ability of the Group to fund its activities with sufficiently stable sources to mitigate the risk of future stress situations arising from its funding. The Group calculates this indicator on a daily basis, having complied with the minimum value required by the regulator and that that established internally based on its risk appetite.
✓	Coverage of Remunerated Accounts and Pre-Payable Term Deposits this indicator is aimed to reduce funding dependence of unstable sources in non-liquid scenarios.

In addition, the Assets and Liabilities Committee performs a daily monitoring of some follow-up metrics. Such indicators are used to analyze the main components of LCR while assessing the Group’s liquidity condition and warning upon trend changes that may affect the guidelines set by the risk appetite policy. Additionally, within these monitoring indicators, Committee assess for the availability of liquid assets to respond to an eventual withdrawal of more volatile deposits, such us remunerated sight accounts and deposits of the public sector in foreign currency.

During 2021, strong growth was observed in interest-bearing sight accounts, especially from institutional clients. The funds thus raised were applied to the acquisition of LELIQ or the arrangement of Active Repos with the BCRA, thus trying to minimize the mismatch of terms. Controls were implemented so that this exposure to the BCRA is maintained at reasonable levels measured against total assets, the entity's equity and in terms of market share.

Liquidity in dollars remained at high levels, above 70% throughout the year.

Economic capital calculation

The Group relies on the following elements that ensure the suitable management of this type of risk:

✓Broad liquidity indicators dashboard, to monitor liquidity levels. Each indicator relies on its relevant threshold and limit, which are monitored on a daily basis by the Risk Area (sending due warnings upon violation cases), on a byweekly basis by the Assets and Liabilities Committee (ALCO) and on a monthly basis by the Integral Risk Committee. Likewise, a weekly report is drawn up and sent to members of the Integral Risk Committee, ALCO and the Board.

✓Indicators that measure the concentration of funding sources, establishing the Group’s risk appetite.

✓	Development and monitoring of new liquidity coverage and leverage indicators set by the Argentine Central Bank in compliance with Basle III route map.

✓	Different liquidity risk follow-up tools have been added, including a disaggregate assessment of contractual term mismatches and funding concentration reports, by counterparty, product and significant currency. The accuracy of the information required for such reports contributed to the improvement of our Risk Management Information System (MIS).
✓	The liquidity coverage ratio is used to assess the Group’s capacity to meet liquidity needs over a 30-day period within a stress scenario described by the Argentine Central Bank. The follow-up of this indicator is carried out on a daily basis, keeping the Group’s liquidity director and officials updated on its evolution.

✓	Permanent monitoring of limit and threshold compliance in virtue of the stable funding ratio (NSFR).

✓	Individual stress tests, carried out on a daily basis upon an eventual critical scenario of a sudden withdrawal of deposits and its impact on the minimum cash position and LCR.
✓	Intraday liquidity monitoring tools as indicated above.

✓	Regarding contingency plans, the Group follows a policy that ensures the application of its guidelines in stress tests, according to the decision taken by ALCO Committee and Integral Risk Committee.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Risk management framework described herein enables a suitable liquidity condition; therefore, the Group considers the economic capital estimation unnecessary to cover such risk, as long as the Group’s solvency should not be affected once the stress tests contingency plan have been implemented.

The analysis of the maturities of assets and liabilities can be found in Annexes D and I of these financial statements.

18.	INTERNATIONAL FINANCING PROGRAMS

In December 2017, Banco Interamericano de Desarrollo (BID) granted Banco Supervielle S.A. a loan (tranche A) for USD 40,000,000, USD 35,000,000 of which are settled over a three-year term and the remaining USD 5,000,000 over a five-year term.In June 2018, the Bank was granted a loan (tranche B) for USD 93,500,000, USD 40,000,000 are settled over a year term and the remaining USD 53,500,000 are settled over ywo years and a half. As of December 31, 2021, Tranche B will be canceled in its entirety, and the USD 35,000,000 of Tranche A.

In turn, in September 2019, the Entity was granted a senior non-guaranteed syndicated loan for USD 80,000,000 (eighty million US Dollars) at a three-year term and a Libor interest rate +3,40% by the FMO, the Dutch development bank, as organizer, and Proparco, a subsidiary of the French Development Agency. Such funds were immediately allocated among Small and Medium Size Companies Clients of our portfolio who run their businesses in regional exporting economies in different sectors. During the month of November 2020, the first capital installment for USD 20,000,000 was paid and in June 2021 and December 2021, two more installment were canceled, whereby the balance is USD 20,000,000.

It is worth to be mentioned that such agreement is subject to the compliance of certain financial covenants, certain “do and do not do” conditions as well as certain reporting requirements.

As of December 31, 2021 and the date of issuance of these financial statements, the Group was in compliance with the financial covenants of both loans.

19.	BUSINESS COMBINATIONS

IOL HOLDING S.A.

On August 23, 2021 Grupo Supervielle S.A. and Sofital S.A. F. and I.I. acquired 95% and 5%, respectively, of the shares of IOL Holding S.A., for an amount of 694 dollars. The Group did not recognize goodwill in said business combination. The company is based in the Eastern Republic of Uruguay and its objective is to bring together shareholdings in other companies dedicated to providing stock services at a regional level.

On November 29, 2021, Grupo Supervielle S.A. made an irrevocable capital contribution in the amount of US$500,000 to be applied to working capital and investments.

The main assets and liabilities of IOL Holding S.A. are detailed below. as of December 31, 2021:

Fair Value
Cash and Due from Banks	51,380
Other Assets	26
Miscellaneous obligations	(784)
Net identifiable assets acquired	50,622

20.	OFFSETTING OF FINANCIAL ASSET AND LIABILITIES

A financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position when, and only when, the Group fulfill with paragraph 42 of IAS 32, and currently has a legally enforceable right to set off the recognized amounts; and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

In addition, the Group has master netting arrangement that not satisfies the offsetting criteria but creates a right of set-off that becomes enforceable and affects the realization or settlement of individual financial assets and financial liabilities only following a specified event of default or in other circumstances not expected to arise in the normal course of business.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As of December 31, 2021 and 2020, the amount of assets and liabilities subject to a master netting arrangement not offset is as follows:

12/31/2021	Gross amount (a)	Amount offset (b)	Net in Financial Statements (c) = (a) – (b)	Amounts subject to a master netting arrangement not offset		Net amount
				Financial asset / (Financial liability)	Collateral
Credit cards transactions	-	-	-	(6,286,910)	880,921	(5,405,989)
Derivatives instruments	158,480	56,011	214,491	-	-	-
Total	158,480	56,011	214,491	(6,286,910)	880,921	(5,405,989)

12/31/2020	Gross amount (a)	Amount offset (b)	Net in Financial Statements (c) = (a) – (b)	Amounts subject to a master netting arrangement not offset		Net amount
				Financial asset / (Financial liability)	Collateral
Credit cards transactions	-	-	-	(4,744,951)	735,398	(4,009,553)
Derivatives instruments	155,610	60,862	216,472	-	-	-
Total	155,610	60,862	216,472	(4,744,951)	735,398	(4,009,553)

21.	CURRENT/NON-CURRENT DISTINCTION

The group has adopted the presentation of all assets and liabilities in order of liquidity due to this presentation provides information that is reliable and more relevant.

The amounts expected to recover or cancel assets and liabilities as of December 31, 2021 and 2020 are set out below, considering:

a) those expected to be recovered or canceled within the following twelve months after the reporting period, and

b) those expected to be recovered or canceled after twelve months after that date.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2021			12/31/2020
	12 months	More than 12 months	Total	12 months	More than 12 months	Total
ASSETS
Cash and due from banks	32,574,118	-	32,574,118	55,357,647	-	55,357,647
Cash	12,589,320	-	12,589,320	19,309,242	-	19,309,242
Argentine Central Bank	-	-	-	-	-	-
Other local financial institutions	18,134,499	-	18,134,499	29,620,309	-	29,620,309
Others	1,208,357	-	1,208,357	6,198,171	-	6,198,171
Debt Securities at fair value through profit or loss	641,942	-	641,942	229,925	-	229,925
Derivatives	19,757,685	-	19,757,685	14,900,812	-	14,900,812
Reverse Repo transactions	221,858	-	221,858	217,271	-	217,271
Other financial assets	42,849,578	-	42,849,578	33,742,602	-	33,742,602
Loans and other financing	13,892,799	-	13,892,799	6,466,853	-	6,466,853
To the non-financial public sector	118,098,768	39,801,480	157,900,248	114,311,137	45,649,237	159,960,374
To the financial sector	22,738	-	22,738	19,068	16,449	35,517
To the Non-Financial Private Sector and Foreign residents	12,161	64,671	76,832	18,207	-	18,207
Other debt securities	118,063,869	39,736,809	157,800,678	114,273,862	45,632,788	159,906,650
Financial assets in guarantee	73,279,680	5,723,105	79,002,785	44,136,453	18,148,328	62,284,781
Current income tax assets	8,539,934	-	8,539,934	7,403,589	-	7,403,589
Investments in equity instruments	880,290	-	880,290	-	-	-
Property, plant and equipment	-	264,280	264,280	30,119	145,468	175,587
Investment Property	-	11,034,912	11,034,912	-	10,722,347	10,722,347
Intangible assets	-	8,698,123	8,698,123	-	9,053,396	9,053,396
Deferred income tax assets	-	11,422,105	11,422,105	-	10,237,674	10,237,674
Otros activos no financieros	390,426	2,212,414	2,602,840	681,562	3,878,057	4,559,619
Inventories	1,135,935	1,324,964	2,460,899	1,082,767	959,292	2,042,059
Other non-financial assets	136,775	-	136,775	107,114	-	107,114
TOTAL ASSETS	311,757,846	80,481,383	392,239,229	278,437,926	98,793,799	377,231,725

	12/31/2020			12/31/2019
	12 months	More than 12 months	Total	12 months	More than 12 months	Total
LIABILITIES
Deposits	288,455,225	2,872	288,458,097	269,643,975	566	269,644,541
Non-financial public sector	11,475,017	-	11,475,017	11,941,378	-	11,941,378
Financial sector	39,099	-	39,099	86,665	-	86,665
Non-financial private sector and foreign residents	276,941,109	2,872	276,943,981	257,615,932	566	257,616,498
Liabilities at fair value through profit or loss	2,053,216	-	2,053,216	3,021,859	-	3,021,859
Derivatives	-	-	-	3,011	-	3,011
Other financial liabilities	23,219,035	561,207	23,780,242	10,287,492	1,077,938	11,365,430
Financing received from the Argentine Central Bank and other financial institutions	5,853,350	399,198	6,252,548	8,334,309	497,908	8,832,217
Unsubordinated debt securities	341,623	717,617	1,059,240	4,763,515	1,616,407	6,379,922
Current income tax liability	-	-	-	1,944,531	-	1,944,531
Subordinated debt securities	-	-	-	1,721,443	-	1,721,443
Provisions	66,183	847,488	913,671	63,669	964,382	1,028,051
Deferred income tax liability	61,736	-	61,736	63,403	-	63,403
Other non-financial liabilities	16,243,827	-	16,243,827	15,585,281	2,748,229	18,333,510
TOTAL LIABILITIES	336,294,195	2,528,382	338,822,577	315,432,488	6,905,430	322,337,918

22.	IMPACT OF COVID-19 ON GROUP`S OPERATIONS

The Group operates in a complex economic context both nationally and internationally.

In recent months, the behavior of international markets has been affected by the advance of the omicron variant of the coronavirus, the persistence of significant inflationary pressures, and certain disruptive decisions in China, among others. Consequently, the global economic recovery continues in progress, but at a slower pace than that forecasted months ago. The new international scenario seems to be converging towards a scenario of more moderate economic growth with tightening of financial conditions, to which are added additional inflationary

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

pressures due to delays in production chains and the rise in the prices of some raw materials. Following this line, the United States Federal Reserve has begun to reduce the liquidity injected into the markets (a process known as tapering) and, according to the latest projections by the members of the Monetary Policy Committee, during 2022 there would be three rises in rates.

In the case of Argentina, after the 9.9% drop in the GDP in 2020, the economy managed to recover pre-pandemic levels in July 2021. Although during the second quarter of 2021 the GDP recovered 11.9% year-on-year, helped by the low base of comparison, in deseasonalized terms, it expanded 4.1% against the second quarter of the year. This expansion was explained by the reinforcement of expansive fiscal and monetary policies in the previous electoral period, and the absence of mobility restrictions that were present in the second quarter of the year. According to the National Institute of Statistics and Censuses [“INDEC” for its acronym in Spanish], in November the activity grew by 1.7% monthly. This positioned the economic activity 3.7% above the monthly value of February 2020; the month prior to the implementation of the first measures due to the pandemic.

Meanwhile, fiscal accounts accumulated a primary deficit of 3.6% in the GDP in the year 2021 (result that excludes income from the Solidarity Contribution, and those from the transfer of Special Drawing Rights transferred by the International Monetary Fund). In recent months, the public accounts in the red have accelerated considerably; however, not so much due to a moderation in total revenues but rather to greater dynamism in primary spending in an electoral context. As a consequence of this increase in the deficit, the assistance from the Central Bank to the Treasury had been increasing in the fourth quarter of 2021. The BCRA exhausted the financing channel in transfers of profits from the BCRA (a total of AR$787,712 million) in the month of October. In addition, AR$912,599 million transferred via Temporary Advances must be added. Throughout 2021, the BCRA assisted the Treasury for an equivalent to 3.7% in the GDP, of which 2.5% of the GDP was concentrated in the fourth quarter.

The issue of Argentine pesos to cover the fiscal downturn has been stressing the exchange front for several months, which is combined with uncertainty regarding the liquidation of foreign currency from the 2022 thick harvest, since there is a high probability that rains will be less than the average during the austral summer, which would affect crop yields. As a result, in recent months the BCRA continued to take measures to stop the drain on foreign currency. During the fourth quarter of 2021, sales of dollars to the private sector, the use of foreign currency to participate in the stock market, and the use of foreign currency for Treasury debt payments moderated. Even so, they have led to a drop in International Reserves of USD3,249 million, closing the year 2021 at a level of USD39,662 million.

Despite greater pressure, the Central Bank kept the exchange rate anchor firmly until the general legislative elections held in mid-November. But once the elections were over, the official exchange rate began to accelerate until reaching an annualized rate of around 22% in December, still below the inflation rate for the eighteenth consecutive month, which in December stood at 50.9% per year. In detail, the official exchange rate defined on a daily basis by the BCRA through Communication “A” 3,500 increased from $/USD 98.74 to $/USD 102.75 between the last business day of September and the last of December. As a consequence of the use of an exchange rate anchor, the multilateral real exchange rate was estimated, falling 5.1% between September 30 and December 31. In 2021, the multilateral real exchange rate was estimated in 18.0%.

Recently, the Government announced that an understanding had been achieved to reach an Agreement with the International Monetary Fund through a recorded message by the President followed by a press conference given by the Minister of Economy and the Chief of Cabinet. As stated by the Minister of Economy, the understanding includes the paths of fiscal consolidation and reduction of assistance from the Central Bank to the Treasury. The primary fiscal deficit would stand at 2.5% of the GDP in 2022, gradually being cut until reaching a breakeven point in 2025. Furthermore, the monetization of the deficit would be reduced to 1.0% of the GDP this year and to 0.6% in 2023, to be completely eliminated in 2024. The Agreement would allow obtaining financing to be able to face capital maturities of the Stand-By Agreement signed in 2018 and would imply quarterly reviews by the Monetary Fund for two and a half years. Although a date has not been specified, the final Agreement should be closed in the coming weeks, to be presented to the Argentine Congress and approved by the Monetary Fund Board before capital maturity at the end of March.

In relation to the pandemic, since its inception in March 2020, the National Government has taken certain measures to contain the spread of the virus, which included, among others, the closure of borders and the mandatory isolation or distancing of the population together with the cessation of non-essential commercial activities for an extended period of time, with variations depending on the region of the country and activity. As of the date of issuance of these financial statements, the productive and commercial activities have resumed in compliance with protocols for the care of people and respecting certain rules of conduct.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Additionally, in this context, the BCRA ordered a series of measures with the aim of minimizing the economic effects of the pandemic. The following measures should be noted:

-suspension of the collection of commissions for the use of ATMs until March 31, 2021;

-financing of unpaid credit card balances at maximum rates;

-postponement of maturities of unpaid credit balances until March 31, 2021;

-granting of zero-rate financing to monotributistas (small contributors under simplified tax regime) and self-employed during 2021;

-a line of financing for the productive investment of MiPyME (micro, small and medium-sized companies);

-granting of financing to companies for the payment of salaries;

-setting minimum rates for time deposits;

-flexibility in the classification parameters of bank debtors until May 31, 2021; and

-exchange market controls.

Moreover, 2022 will be marked by the dynamics of the macroeconomic variables within the framework of the agreement with the IMF. As announced by the Government in the last days of January 2022, it would be an Extended Facilities agreement (EFF) of two and a half years and whose repayment will be ten years. Although a formal agreement has not yet been announced, but an understanding, it would have the following guidelines: the gradual reduction of the primary deficit that would be 2.5% of the GDP in 2022, 1.9% of the GDP in 2023, and finally, 0.9% of the GDP in 2024, where public spending will grow slightly above inflation; a gradual but decisive reduction in monetary assistance to the treasury, which would be 1% of the GDP in 2022, 0.6% of the GDP in 2023, and 0% in 2024; the fixing of positive real interest rates; the reduction of inflation from a multicausal approach; and the accumulation of reserves without major changes to the current exchange rate regime.

The context of volatility and uncertainty continues at the date of issuance of these consolidated financial statements.

The Group's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The Company's financial statements must be read in light of these circumstances.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of December 31, 2021 and 2020:

Item	HOLDING			POSITION
	Level of fair value	Book value 12/31/2021	Level of fair value	Book value 12/31/2021	Level of fair value	Book value 12/31/2021
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Argentine
Government Securities
Argentine Bonus $ disc, Mat 12/31/21	1	4,892,247	-	4,892,247	-	4,892,247
Treasury Bill $ aj CER 1,20% Mat 03/18/22	1	2,999,345	241,007	2,999,345	-	2,999,345
Treasury Bill $ aj CER Mat.10/21/22	1	2,970,000	-	2,970,000	-	2,970,000
Treasury Bonus $ Aj CER 1,40% Mat.03/25/23	1	1,812,860	442,082	1,812,860	-	1,812,860
Treasury Bill $ aj CER Mat.02/28/22	1	1,267,107	-	1,267,107	-	1,267,107
Treasury Bill $ a disc. Mat.03/31/22	1	1,264,325	-	1,264,325	-	1,264,325
Argentine Bonus U$S STEP 04/29/22	1	799,323	-	799,323	-	799,323
Treasury Bonus $ Mat. 02/06/2023	1	517,592	-	517,592	-	517,592
Treasury Bill $ aj CER Mat. 03/31/22	1	433,764	-	433,764	-	433,764
Títulos Discount Denominados $ 2033	1	327,592	176,650	327,592	-	327,592
Argentine Bonus U$S STEP	1	405,622	647,908	405,622	-	405,622
Argentine National Bonus 2,5% $ 07/22/2021 (TC21)	1	-	8,161	-	-	-
Bocon – Consolidation Bonus $ 8 serie (PR15)	1	2,286	6,712	2,286	-	2,286
Treasury Bill $ aj CER 2026 ( TX26)	1	3,571	-	3,571	-	3,571
Argentine National Bonus. U$S Step Up Mat.07/09/30	1	5,975	-	5,975	-	5,975
Treasury Bonus (TO23)	1	3,451	-	3,451	-	3,451
Treasury Bill $ aj CER Mat 07/29/2022	1	134,072	-	134,072	-	134,072
Discount Securities $ 2033 CER	1	3,407	-	3,407	-	3,407
Treasury Bill $ Mat 12/31/2021	1	43,802	-	43,802	-	43,802
Others	1	1,151,518	11,857,914	289,079	-	289,079

Central Bank Bills
Liquidity Central Bank Bills Mat 01/11/2022	1	356,358	-	356,358	-	356,358
Liquidity Central Bank Bills Mat. 01/20/2022	1	19,616	-	19,616	-	19,616
Liquidity Central Bank Bills Mat. 01/07/2021	1	-	450,076	-	-	-
Liquidity Central Bank Bills Mat. 01/26/2021	1	-	441,373	-	-	-
Liquidity Central Bank Bills Mat. 12/31/2021	1	-	22,641	-	-	-

Corporate Securities
On Santander Rio $ CL,25 Mat,06/10/22	2	254,644	-	254,644	-	254,644
On Ypf Energía Elec $ CL.7 Mat.05/20/22	2	52,858	-	52,858	-	52,858

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Item	HOLDING			POSITION
	Level of fair value	Book value 12/31/2021	Level of fair value	Book value 12/31/2021	Level of fair value	Book value 12/31/2021
On Pyme Venturino $ Mat.10/05/23	2	4,016	-	4,016	-	4,016
On Ypf Energy S,A Cl,7 $ Mat,05/20/22	1	-	108,519	-	-	-
On Telecom Arg $ CL,7 Mat,12/10/23	1	-	245,278	-	-	-
On Ypf S,A Cl,5 $ Mat,01/24/21 CG	1	-	252,491	-	-	-
Others	1	32,334		32,334	-	32,334

Total Debt Securities at Fair value through profit or loss		19,757,685	14,900,812	18,895,246	-	18,895,246

OTHER DEBT SECURITIES
Measured at fair value through profit or loss
Argentine
Government Securities
Treasury Bonus Step al U$S 04/29/22	1	3,732,233	7,246,104	3,732,233	-	3,732,233
Treasury Bonus $ Mat 02/06/2023	1	3,692,500	-	3,692,500	-	3,692,500
Treasury Bill $ Aj CER1,50% Mat,03/25/24	1	1,272,112	898,009	239,090	-	239,090
Treasury Bill $ a desc. Mat 08/16/22	1	1,038,000	-	1,038,000	-	1,038,000
Treasury Bill $ a desc. Mat. 04/29/22	1	883,000	-	883,000	-	883,000
Bono Tesoro $ Aj CER 1,40% Vto.03/25/23	1	592,751	472,707	592,751	-	592,751
Treasury Bonus Nac $ Badlar+200 04/03/22	1	545,082	-	545,082	-	545,082
Treasury Bonus $ a desc. Mat 01/31/22	1	461,269	-	303,514	-	303,514
Bono Pcia Bs As $ Canc Deuda Mat,09/07/22	2	7,271	-	7,271	-	7,271
Treasury Bill $ Aj CER1,20% Mat 03/18/22		-	377,354	-	-	-
Others		-	595,395	-	-	-
Argentine National Bonus T2V1		-	195,205	-	-	-
Argentine National Bonus TV22	1	414,717	939,310	414,717	-	414,717
Treasury Bill $ 172D AJCER Desc Mat 05/21/21 (X21Y1)		-	48,898	-	-	-
Treasury Bill $ Aj CER X31M2	1	181,146	-	181,146	-	181,146
Treasury Bonus $ AJ,CER 1,20%-Mat,03/18/2022 C,G, (TX22)	1	172,238	-	172,238	-	172,238
Treasury Bill $ Aj CER X28F2	1	367,612	-	367,612	-	367,612
Treasury Bonus DLK 0.30% 04/28/23	1	52,404	-	-	-	-

Centrak Bank Bills
Liquidity Central Bank Bills Mat 01/18/22	2	17,668,890	-	17,668,890	-	17,668,890
Liquidity Central Bank Bills Mat.01/25/22	2	11,695,596	-	11,695,596	-	11,695,596
Liquidity Central Bank Bills Mat.01/11/22	2	8,403,763	-	8,403,763	-	8,403,763
Liquidity Central Bank Bills Mat.01/04/22	2	6,970,971	-	6,970,971	-	6,970,971
Liquidity Central Bank Bills Mat.01/20/22	2	6,857,221	-	6,857,221	-	6,857,221
Liquidity Central Bank Bills Mat.01/06/22	2	5,465,856	-	5,465,856	-	5,465,856
Liquidity Central Bank Bills Mat.01/19/21	2	-	14,801,382	-	-	-
Liquidity Central Bank Bills Mat.01/05/21	2	-	6,006,396	-	-	-

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Item	HOLDING			POSITION
	Level of fair value	Book value 12/31/2021	Level of fair value	Book value 12/31/2021	Level of fair value	Book value 12/31/2021
Liquidity Central Bank Bills Mat.01/21/21	2	-	5,908,489	-	-	-
Liquidity Central Bank Bills Mat.01/07/21	2	-	5,544,435	-	-	-
Others	2	-	10,277,043	-	-	-

Corporate Securities
On MSU S.A. Cl. 2 UVA Mat.08/06/23	2	111,292	-	111,292	-	111,292
On Cent ter Gen/Med UVA Mat.11/12/24	2	54,418	-	54,418	-	54,418
On Newsan Cl.9 $ Mat.08/26/22	2	53,284	-	53,284	-	53,284
Others	1	32	48	32	-	32

Measured at amortized cost
Argentine
Government Securities
Treasury Bonus $ Fixed rate 22% Mat,05/21/22		8,309,111	8,428,822	8,309,111	-	8,309,111
Argentine Sovereign Bond, $ Badlar+200 04/03/2022		-	382,520	-	-	-
National Treasury Bonus T2V1		-	157,274	-	-	-

Corporate securities
Others		16	5,390	16	-	16

Total other debt securities		79,002,785	62,284,781	77,759,604	-	77,759,604

EQUITY INSTRUMENTS
Measured at fair value through profit and loss
Argentine
Ternium Arg S.A.Ords."A"1 Voto Esc	1	33,451	80	33,451	-	33,451
Pampa Energía S.A.	1	24,701	12,507	24,701	-	24,701
Aluar SA	1	18,141	78	18,141	-	18,141
Grupo Financiero Galicia SA	1	16,273	113,027	16,273	-	16,273
Loma Negra S.A.	1	16,086	4,798	16,086	-	16,086
YPF SA	1	9,628	269	9,628	-	9,628
Transener SA	1	7,290	12	7,290	-	7,290
Banco Macro SA	1	6,089	207	6,089	-	6,089
Bolsas y Mercados Arg. $ Ord. (BYMA)	1	3,765	97	3,765	-	3,765
Edenor SA	1	3,461	23	3,461	-	3,461
Others	1	18,128	419	18,128	-	18,128

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Item	HOLDING			POSITION
	Level of fair value	Book value 12/31/2021	Level of fair value	Book value 12/31/2021	Level of fair value	Book value 12/31/2021
Measured at fair value with changes in OCI
Argentine
Others	3	107,267	44,070	107,267	-	107,267

Total equity instruments		264,280	175,587	264,280	-	264,280
Total		99,024,750	77,361,180	96,919,130	-	96,919,130

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of December 31, 2021 and 2020 balances of loans and other financing are the following:

	12/31/2021	12/31/2020
COMMERCIAL PORTFOLIO

Normal situation	52,420,590	55,581,678
-With "A" Preferred Collateral and Counter-guarantees	2,138,966	3,242,157
-With "B" Preferred Collateral and Counter-guarantees	5,397,969	10,771,115
- Without Preferred Collateral nor Counter-guarantees	44,883,655	41,568,406

Subject to special monitoring
- Under Observation	1,768,777	4,426,448
-With "A" Preferred Collateral and Counter-guarantees	30	31,924
-With "B" Preferred Collateral and Counter-guarantees	1,590,534	2,227,076
- Without Preferred Collateral nor Counter-guarantees	178,213	2,167,448

With problems	5,078	633,787
-With "A" Preferred Collateral and Counter-guarantees	-	178,683
-With "B" Preferred Collateral and Counter-guarantees	-	224,675
- Without Preferred Collateral nor Counter-guarantees	5,078	230,429

High risk of insolvency	384,353	3,359,049
-With "A" Preferred Collateral and Counter-guarantees	2,710	-
-With "B" Preferred Collateral and Counter-guarantees	230,562	2,618,957
- Without Preferred Collateral nor Counter-guarantees	151,081	740,092

Uncollectible	1,257,154	13,586
-With "A" Preferred Collateral and Counter-guarantees	143,384	-
-With "B" Preferred Collateral and Counter-guarantees	905,782	-
- Without Preferred Collateral nor Counter-guarantees	207,988	13,586

TOTAL COMMERCIAL PORTFOLIO	55,835,952	64,014,548

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	12/31/2021	12/31/2020
CONSUMER AND HOUSING PORTFOLIO

Normal situation	102,685,093	107,312,605
-With "A" Preferred Collateral and Counter-guarantees	2,223,365	3,670,292
-With "B" Preferred Collateral and Counter-guarantees	8,335,275	10,245,930
- Without Preferred Collateral nor Counter-guarantees	92,126,453	93,396,383

Low Risk	2,633,912	234,522
-With "A" Preferred Collateral and Counter-guarantees	59,091	30,884
-With "B" Preferred Collateral and Counter-guarantees	245,464	4,006
- Without Preferred Collateral nor Counter-guarantees	2,329,357	199,632

Medium Risk	1,972,328	457,252
-With "A" Preferred Collateral and Counter-guarantees	6,983	5,627
-With "B" Preferred Collateral and Counter-guarantees	124,774	4,895
- Without Preferred Collateral nor Counter-guarantees	1,840,571	446,730

High Risk	2,901,144	660,261
-With "A" Preferred Collateral and Counter-guarantees	14,279	18,579
-With "B" Preferred Collateral and Counter-guarantees	153,990	89,062
- Without Preferred Collateral nor Counter-guarantees	2,732,875	552,620

Uncollectible	604,632	1,224,035
-With "A" Preferred Collateral and Counter-guarantees	17,362	52,928
-With "B" Preferred Collateral and Counter-guarantees	103,782	258,614
- Without Preferred Collateral nor Counter-guarantees	483,488	912,493

TOTAL CONSUMER AND HOUSING PORTFOLIO	110,797,109	109,888,675
TOTAL GENERAL(1)	166,633,061	173,903,223

The preceding note includes the classification of loans using the debtor classification system of the Central Bank of the Argentine Republic (DCS), The forecasts and guarantees granted are not included,

(1) Conciliation with Statement of Financial Position:
Loans and other financing	157,900,248	159,960,374
Other debt securities	79,002,785	62,284,781
Computable items out of balance	(70,269,972)	(48,341,932)
Plus allowances	7,621,900	11,805,482
Plus IFRS adjusments non computable for DCS	891,560	997,561
Less non deductible ítems for DCS	(1,104)	(5,097)
Less Debt securities measured at amortized cost	(78,782,328)	(61,139,878)
Total	166,633,061	173,903,223

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of December 31, 2021 and 2020 the concentration of leans and other financing are the following:

Number of Clients	Loans and other financing
	12/31/2021		12/31/2020
	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	13,155,387	7.9%	17,090,229	9.8%
50 following largest customers	21,266,376	12.8%	24,209,408	13.9%
100 following largest customers	17,301,047	10.4%	15,301,427	8.8%
Rest of customers	114,910,251	69.0%	117,302,159	67.5%
TOTAL	166,633,061	100.0%	173,903,223	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of December 31, 2021 the breakdown of leans and other financing are the following:

Item	Past due portfolio	Remaining terms for maturity						Total
		1 month	3 months	6 months	12 months	24 months	Up to 24 months
Non-financial Public Sector	-	13,253	2,881	4,321	5,023	-	-	25,478
Financial Sector	-	5,180	4,849	7,479	21,872	67,105	50,329	156,814
Non-financial private sector and residents abroad	19,783,843	66,894,540	27,050,275	34,328,607	20,253,373	36,329,103	110,860,421	315,500,162
TOTAL	19,783,843	66,912,973	27,058,005	34,340,407	20,280,268	36,396,208	110,910,750	315,682,454

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment as of December 31, 2021 and 2020, are as follows:

Item	At the beginning of the year	Useful life	Revaluation	Additions	Disposals	Depreciation				Net carrying
						Accumulated	Disposals	Of the year	At the end of the year	12/31/2021	12/31/2020
Cost model
Furniture and facilities	2,293,513	10	-	147,619	(46,519)	(1,862,114)	69,220	(140,855)	(1,933,749)	460,864	431,399
Machinery and equipment	7,677,828		-	581,850	(189,778)	(6,442,258)	163,509	(477,254)	(6,756,003)	1,313,897	1,235,570
Vehicles	393,750	5	-	99,139	(82,217)	(181,300)	71,533	(77,541)	(187,308)	223,364	212,450
Right of Use of Leased Properties	3,240,608	50	-	1,205,056	(1,281,319)	(1,429,079)	944,546	(1,059,878)	(1,544,411)	1,619,934	1,811,529
Construction in progress	963,605		-	866,173	(438,748)	-	-	-	-	1,391,030	963,605
Revaluation model
Land and Buildings	6,350,722	50	106,854	4,619	(199,955)	(282,928)	183,291	(136,780)	(236,417)	6,025,823	6,067,794
Total	20,920,026		106,854	2,904,456	(2,238,536)	(10,197,679)	1,432,099	(1,892,308)	(10,657,888)	11,034,912	10,722,347

The movements in investment properties as of December 31, 2021 and 2020 are as follows:

Item	At the beginning of the year	Useful life	Revaluation	Additions	Depreciation			Net carrying 12/31/2021	Net carrying 12/31/2020
					Accumulated	Of the year	At the end of the year
Cost model
Rent building	68,058	5	-	93,687	(13,257)	(7,940)	(21,197)	140,548	54,801
Measurement at fair value
Rent building	8,998,595	50	(441,020)	-	-	-	-	8,557,575	8,998,595
Total	9,066,653		(441,020)	93,687	(13,257)	(7,940)	(21,197)	8,698,123	9,053,396

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Intangible assets of the Group as of December 31, and 2020 are as follows:

Item	At the beginning of the year	Useful life	Additions	Disposals	Depreciation				Net carrying
					At the beginning of the year	Disposals	Of the year	At the end of the year	12/31/2021	12/31/2020
Measurement at cost
Goodwill	5,494,180	-	-	-	-	-	-	-	5,494,180	5,494,180
Brands	301,882	-	-	-	-	-	-	-	301,882	301,882
Other intangible assets	8,803,346	-	3,228,118	(17,528)	(4,361,734)	5,849	(2,032,008)	(6,387,893)	5,626,043	4,441,612
TOTAL	14,599,408	-	3,228,118	(17,528)	(4,361,734)	5,849	(2,032,008)	(6,387,893)	11,422,105	10,237,674

Depreciation for the year is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of December 31, 2021 and 2020 the concentration of deposits are the following:

Number of customers	Deposits
	12/31/2021		12/31/2020
	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	95,276,777	33.0%	74,049,170	27.5%
50 following largest customers	48,457,386	16.8%	45,028,876	16.7%
100 following largest customers	15,105,120	5.2%	14,280,185	5.3%
Rest of customers	129,618,814	44.9%	136,286,310	50.5%
TOTAL	288,458,097	100.0%	269,644,541	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

Item	Remaining terms for maturity
	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	9,343,440	2,000,907	197,876	-	-	-	11,542,223
Financial sector	39,099	-	-	-	-	-	39,099
Non-financial private sector and residents abroad	246,542,739	30,381,339	2,324,780	134,449	3,978	335	279,387,620
Liabilities at fair value through profit and loss	2,053,216	-	-	-	-	-	2,053,216
Other financial liabilities	21,998,386	172,028	244,065	431,714	390,562	541,851	23,778,606
Financing received from the Argentine Central Bank and other financial institutions	2,975,606	678,008	2,989,303	202,592	241,388	369,267	7,456,164
Negotiable Debt securities	-	686,327	145,532	300,876	686,327	-	1,819,062
TOTAL	282,952,486	33,918,609	5,901,556	1,069,631	1,322,255	911,453	326,075,990

As of December 31, 2021:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of December 31, 2021 and 2020:

Items	As of December 31, 2021	As of December 31, 2021 (per currency)				As of December 31, 2020
		Dollar	Euro	Real	Others
ASSETS
Cash and Due from Banks	21,475,944	20,240,942	922,100	17,217	295,685	30,789,452
Debt securities at fair value through profit or loss	777,457	777,457	-	-	-	2,786,763
Derivatives	7,367	7,367	-	-	-	798
Other financial assets	711,238	711,114	124	-	-	1,711,669
Loans and other financing	15,428,720	15,427,520	855	-	345	22,976,589
Other Debt Securities	3,732,301	3,732,301	-	-	-	7,246,202
Financial assets pledged as collateral	1,087,132	1,087,132	-	-	-	791,754
Other non-financial assets	121,312	121,312	-	-	-	363,375
TOTAL ASSETS	43,341,471	42,105,145	923,079	17,217	296,030	66,666,602

LIABILITIES
Deposits	28,823,051	28,348,565	474,486	-	-	38,036,395
Non-financial public sector	1,114,042	1,113,873	169	-	-	1,363,730
Financial sector	221	221	-	-	-	3,105
Non-financial private sector and foreign residents	27,708,788	27,234,471	474,317	-	-	36,669,560
Liabilities at fair value with changes in results	688,912	688,912	-	-	-	-
Other financial liabilities	2,582,008	2,193,275	380,815	15	7,903	3,589,592
Financing received from the Argentine Central Bank and other financial institutions	5,135,292	5,135,292	-	-	-	7,849,164
Negotiable Debt securities	-	-	-	-		3,325,030
Subordinated debt securities	-	-	-	-	-	1,721,441
Other non-financial liabilities	369,662	369,661	-	-	1	573,600
TOTAL LIABILITIES	37,598,925	36,735,705	855,301	15	7,904	55,095,222

NET POSITION	5,742,546	5,369,440	67,778	17,202	288,126	11,571,380

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – LOAN LOSS RISK PROVISIONS

The balance of loan loss risk provisions as of December 31, 2021 is presented below:

Items	Balances at the beginning of fiscal year	ECL of the following 12 months	ECL of remaining life of the financial asset			Monetary inocme produced by provisions
			FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced
Other financial assets	60,997	53,729	-	-	(26,520)	88,206
Loans and other financing	11,805,482	107,939	675,831	(1,084,630)	(3,882,722)	7,621,900
Other financial entities	-	40,022	-	(1,078)	(13,144)	25,800
Non-financial private sector and residents abroad	11,805,482	67,917	675,831	(1,083,552)	(3,869,578)	7,596,100
Overdrafts	369,242	(21,037)	(30,033)	(91,528)	(76,490)	150,154
Documents	797,394	(4,547)	(105,684)	(74,348)	(206,821)	405,994
Mortgages	521,705	3,395	(83,618)	(103,839)	(113,952)	223,691
Pledge loans	295,088	54,372	24,380	13,859	(130,845)	256,854
Personal Loans	2,220,554	218,549	1,252,682	896,360	(1,548,463)	3,039,682
Credit cards	2,044,936	60,025	(5,444)	713,749	(949,455)	1,863,811
Financial lease	381,823	(132,100)	86,525	(92,273)	(82,340)	161,635
Others	5,174,740	(110,740)	(462,977)	(2,345,532)	(761,212)	1,494,279
Other debt securities	112	-	2,161	-	(767)	1,506
Eventual commitments	13,032	76,929	-	-	(30,360)	59,601
TOTAL PROVISIONS	11,879,623	238,597	677,992	(1,084,630)	(3,940,369)	7,771,213

Separate Financial Statements

For the financial year ended on

December 31, 2021, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF FINANCIAL POSITION

As of December 31, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	12/31/2021	12/31/2020
ASSETS
Cash and due from banks	1.5 and 5.1	436,159	108,925
Cash		4	7
Financial institutions and correspondents		436,155	108,918
Other local and financial institutions		436,155	108,918
Other financial assets	1.5. 5.2 and 9	1,186,902	479,734
Other debt securities	5.3 and A	414,717	1,134,514
Current income tax assets	9	12,680	45,651
Investments in equity instruments		-	30,119
Investment in subsidiaries, associates and joint ventures	4 and 5.4	45,357,837	47,009,110
Property, plant and equipment	5.5 and F	1,819	3,524
Intangible Assets	5.6 and G	6,188,804	6,281,190
Deferred income tax assets	9	1,405	70,804
Other Non-financial assets	5.7 and 9	86,510	210,554
TOTAL ASSETS		53,686,833	55,374,125

LIABILITIES
Other Non-Financial Liabilities	5.8 and 9	312,911	524,148
TOTAL LIABILITIES		312,911	524,148

SHAREHOLDERS' EQUITY
Capital Stock		456,722	456,722
Paid in capital		43,558,993	43,558,993
Capital adjustments		4,713,494	4,713,494
Earnings Reserved		4,635,585	-
Reserve		(339,601)	-
Other comprehensive income		1,209,133	1,311,526
Net Income for the year		(860,404)	4,809,242
TOTAL SHAREHOLDERS' EQUITY		53,373,922	54,849,977
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		53,686,833	55,374,125

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

For the financial years ended on December 31, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	Notes	12/31/2021	12/31/2020
Interest income	5.9	188	53,743
Interest expenses	5.10	(24,062)	-
Net interest income		(23,874)	53,743
Net income from financial instruments at fair value through profit or loss	5.11	177,565	319,926
Result from derecognition of assets measured at amortized cost		(23,633)	(47,960)
Exchange rate difference on gold and foreign currency		131,090	141,972
NIFFI And Exchange Rate Differences		285,022	413,938
Subtotal		261,148	467,681
Other operating income	5.12	393,182	347,576
Result from exposure to changes in the purchasing power of the currency		(609,905)	(156,857)
Net operating income		44,425	658,400
Personnel expenses	5.13	36,411	178,253
Administration expenses	5.14	283,825	467,626
Depreciation and impairment of non-financial assets		93,752	93,786
Other operating expenses	5.15	29,435	35,703
Operating income		(398,998)	(116,968)
Profit of subsidiaries and associates	5.16	(390,594)	4,163,880
Income before taxes		(789,592)	4,046,912
Income tax		70,812	(762,330)
Net income of the year		(860,404)	4,809,242

The accompanying notes and schdules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the financial year ended on December 31, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2021	12/31/2020
NUMERATOR
Net income for the year attributable to owners of the parent company	(860,404)	4,809,242
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net income attributable to owners of the parent company adjusted by dilution	(860,404)	4,809,242

DENOMINATOR

Weighted average of ordinary shares	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect,	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	456,722	456,722

Basic Income per share	(1.88)	10.53
Diluted Income per share	(1.88)	10.53

The accompanying notes and schdules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARTE STATEMENT OF COMPREHENSIVE INCOME

For the financial year ended on December 31, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2021	12/31/2020
Net income from the year	(860,404)	4,809,242
Components of Other Comprehensive Income not to be reclassified to profit or loss
Participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(114,972)	1,133,863
Income of the year from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(114,972)	1,133,863
Total Other Comprehensive Income not to be reclassified to profit or loss	(114,972)	1,133,863
Components of Other Comprehensive Loss to be reclassified to profit or loss
Translation difference of Financial Statements	405	-
Conversion difference for the year	405	-
Gains or losses on financial instruments at fair value with changes in ORI (Point 4.1.2a of IFRS 9)	(14,333)	85
Loss for the year from financial instrument at fair value through other comprehensive income	(21,756)	1,402
Income tax	7,423	(1,317)
Total Other Comprehensive Loss to be reclassified to profit or loss	(13,928)	85
Total Other Comprehensive Income	(128,900)	1,133,948
Total Comprehensive Income	(989,304)	5,943,190

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial year ended on December 31, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

Item	Capital Stock (Note 9)	Capital Adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
							Revaluation of PPE	Conversion difference	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2020	456,722	4,713,494	43,558,993	-	-	4,809,242	1,311,441	-	85	54,849,977
Distribution of retained earnings by the shareholders’ meeting on April 27, 2021:
Constitution of reserves	-	-	-	531,832	4,103,753	(4,635,585)	-	-	-	-
Dividend distribution	-	-	-	-	-	(514,711)	-	-	-	(514,711)
Reclassification of equity instruments	-	-	-	-	-	1,453	-	-	26,507	27,960
Net Income for the year	-	-	-	-	-	(860,404)	-	-	-	(860,404)
Other comprehensive income for the year	-	-	-	-	-	-	(114,972)	405	(14,333)	(128,900)
Balance at December 31, 2021	456,722	4,713,494	43,558,993	531,832	4,103,753	(1,200,005)	1,196,469	405	12,259	53,373,922

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial year ended on December 31, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

Item	Capital Stock (Note 10)	Capital Adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income		Total shareholders´ equity
							Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2019	456,722	4,713,494	43,558,993	-	(7,949,658)	8,749,747	177,578	-	49,706,876
Distribution of retained earnings by the shareholders’ meeting on April 28, 2020:
Constitution of reserves	-	-	-	-	8,749,747	(8,749,747)	-	-
Dividend distribution	-	-	-	-	(800,089)		-	-	(800,089)
Net Income for the year(1)	-	-	-	-	-	4,809,242	-	-	4,809,242
Other comprehensive income for the year(1)	-	-	-	-	-	-	1,133,863	85	1,133,948
Balance at December 31, 2020(1)	456,722	4,713,494	43,558,993	-	-	4,809,242	1,311,441	85	54,849,977

The accompanying notes and schedules are an integral part of the separate financial statements,

(1) The balances at the end of fiscal year 2020 were adjusted in accordance with Communication "A" 7211. See also Note 1.2.4 a). section "Modifications to the Accounting Framework established by the BCRA - monetary result accrued with respect to items of a monetary nature that are measured at fair value with changes in Other Comprehensive Income (ORI)".

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF CASH FLOW

For the financial year ended on December 31, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2021	12/31/2020
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the year before Income Tax	(789,592)	4,046,912

Adjustments to obtain flows from operating activities:
Results of associates and join ventures	390,594	(4,163,880)
Depreciation and impairment	93,752	93,786
Exchange rate difference on gold and foreign currency	(131,090)	(141,972)
Interests from loans and other financing	(188)	(53,743)
Interests from deposits and financing receivables	24,062	-
Result from exposure to changes in the purchasing power of the currency	609,905	156,857
Net income from financial instruments at fair value through profit or loss	(177,565)	(319,926)

(Increases) / decreases from operating assets:
Other debt securities	812,462	(1,577,344)
Investments in equity instruments	(13,869)	-
Other assets	(28,594)	789,944

Increases / (decreases) from operating liabilities:
Other liabilities	(211,073)	(17,204)
Income Tax paid	-	(135,306)

Net cash provided by / (used in) operating activities (A)	578,804	(1,321,876)

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of investments in subsidiaries	-	(11,007)
Purchase of liability or equity instruments issued by other entities	-	(67,988)
Purchase of subsidiaries	-	(11,604)
Contributions to subsidiaries	(196,991)	(296,849)
Dividends Paid	(514,711)	(800,089)

Collections:
Sale of liability or equity instruments issued by other entities	81,857	-
Sale of subsidiaries	112,886	-
Sale of investments in subsidiaries	340	-
Dividends collected	1,258,501	1,302,618

Net cash used in investing activities (B)	741,882	115,081

CASH FLOWS FROM FINANCING ACTIVITIES

Net cash used in financing activities (C)	-	-

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	(107,430)	212,028

TOTAL CHANGES IN CASH FLOW
Net increase / (decrease) in cash and cash equivalents (A+B+C+D)	1,213,256	(994,767)
Cash and cash equivalents at the beginning of the year (NOTE 1.5)	425,365	1,727,714
Result from exposure to changes in the purchasing power of the currency in cash and equivalents	(371,789)	(307,582)
Cash and cash equivalents at the end of the year (NOTE 1.5)	1,266,832	425,365

The accompanying notes and schedules are an integral part of the separate financial statements

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies, Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

The issuance of these Consolidated Financial Statements as of the three-month period ended on December 31, 2021 was passed by the Board of the Company over the course of its meeting held on March 2, 2022.

1.1.	Differences between the accounting framework established by the BCRA and IFRS

These financial statements have been prepared in accordance with the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Standards Interpretation Committee (IFRIC) with the following exceptions:

(i)Temporary exception of IFRS 9 “Financial Instruments” application over debt instruments of the non-financial public sector,

(ii)Temporary exception of the application of Section 5,5 (Value Impairment) for Group C entities, a category that includes IUDÚ Compañia Financiera S.A., Therefore, provisions of the aforementioned entity are held under minimum provisions standards set by the Argentine Central Bank. See note 1.2.4.

1.2.	Preparation basis

These separated financial statements have been prepared applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of the annual financial statements, except as described in Note 1.1.

The Gruop´s Board has concluded that these financial statements reasonably express the financial position, financial performance and cash flows.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the period. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these separate financial statements preparation.

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

1.2.1.	Going concern

As of the date of these separate financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.2.2.	Measuring unit– IAS 29 (Financial reporting in hyperinflationary economies

Figures included in these financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s financial statements recognice changes in the currency purchasing power until August 31, 1995, As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002, Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27.468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these financial statements have been re-expressed as of December 31, 2021.

1.2.3.	Comparative information

The balances for the year ended December 31, 2020 are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year. Certain figures of these financial statements have been reclassified in order to present the information in accordance with the regulations in force as of December 31, 2021.

It is worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Bank has applied the following:

(i)	Inflation adjustment of figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of December 31, 2020 in order to record them in homogeneous currency,
(ii)	Recognition of an Adjustment to prior year income of 341,055 in accordance with Communication "A" 7211, which established that monetary income corresponding to items of a monetary nature that are measured at fair value with offsetting entry in other comprehensive income shall be recorded in income (loss) for the period as of January 1, 2021, For comparative purposes, balances were adjusted as of December 31, 2021. An adjust results from previous years was not recorded at the beginning of the comparative year because there were no assets measured at fair value with a counterpart in other comprehensive income as of January 1, 2020 (see note 1.2.4 (a)).

1.2.4.	Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities, In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on December 31, 2021:

(a)	Changes in the Accounting Framework set by the Argentine Central Bank - monetary income accrued with respect to items of a monetary nature that are measured at fair value with changes in Other Comprehensive Income (OCI)

Through Communication “A” 7211, the Argentine Central Bank established that monetary income accrued with respect to items of a monetary nature that are measured at fair value with changes in Other Comprehensive Income (OCI) shall be recorded in the relevant accounts of income (loss) for the period, Consequently, it further established that in fiscal year 2021, retained earnings shall be adjusted and recorded in the account “Adjustments to retained earnings” in order to include monetary income accrued with respect to the aforementioned items that was recorded in OCI as at the beginning of the comparative year.  Furthermore, the Communication established that the comparative information to include in the Financial Statements for Quarterly/Annual Publication corresponding to the fiscal year 2021 -both interim and annual- shall take into account the exposure criterion laid down with respect to the involved items of each statement. Accordingly, the comparative information has been modified to comply with the above-mentioned publication.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Based on the provisions of communication "A" 7211, the result for the year as of December 31, 2020 was adjusted by 341,387 according to the following detail:

	31/12/2020 According to issued balance	Restatement	Adjustment communication "A" 7211	31/12/2020 Adjusted
Net income for the year
Net income for the year attributable to owners of the parent company	3,412,111	5,150,297	(341,055)	4,809,242
Total Other Comprehensive Income
Other comprehensive income attributable to owners of the parent company	525,298	792,893	341,055	1,133,948

(b)	Changes in IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Reference interest rate reform (IBOR)

With the purpose of working out issues resulting from the implementation of the reference interest rate reform (IBOR), on August 27, 2020 the IASB released changes in standards. The most important changes are related to the accounting of financial instruments at amortized cost. Such changes require that financial entities update contractual cash flows resulting from the reference interest rate reform through the modification of the effective interest rate pursuant to paragraph B5.4.5 of IFRS 9. Therefore, no impact on income is recorded as a result of such modification, Said change shall be applied only when necessary as a direct consequence of the application of the reference interest rate reform (IBOR), IFRS 16 was also modified; thus, requiring lessees to utilize the same modification when accounting changes in leasing payments to be produced as a result of the reference interest rate reform (IBOR).

The adoption of this new standard had no impact on the Group's financial statements.

(c)	Amendments to IFRS 16 “Leases”: lease concessions in a COVID-19 environment

Many lessors have granted, or expect to grant, lease concessions to lessees as a consequence of the COVID-19 pandemic. These concessions can be diverse, including grace periods and deferral of lease payments, sometimes followed by an increase in lease payments in future periods, IFRS 16 contains requirements that apply to these concessions. However, the IASB pointed out that it could be difficult to impose such requirements to a potentially large number of lease concessions related to the COVID-19 pandemic, especially in light of many other challenges faced by stakeholders during the pandemic.

As a result of this, the IASB provided lessees (but not lessors) with relief in the form of an optional exemption to assess whether a COVID-19-related lease concession is a lease modification.  Lessees can elect to account for lease concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as a variable lease payment. This simplification only applies to lease concessions that occur as a direct consequence of the COVID-19 pandemic. Lessees who make use of the exemption shall disclose such fact as well as the amount recognized in income (loss) that arises from the COVID-19-related lease concessions, If a lessee chooses to apply the practical expedient to a lease, it will apply it consistently to all lease agreements with similar characteristics and under similar circumstances. The amendment will be applied retrospectively in accordance with IAS 8; however, lessees are neither required to restate figures from previous fiscal years nor disclose them pursuant to paragraph 28 (f) of IAS 8.

The adoption of this new standard had no impact on the Group's financial statements.

The following sets forth changes that have not become in force as of December 31, 2021:

(a)	Amendments to IFRS 3 “Business Combinations”, IAS 16 “Property, plant and equipment” and IAS 37 “Provisions, contingent liabilities and contingent assets”

IAS 16, 'Property, plant and equipment (PPE) - income before intended use'

IAS 16 requires that the cost of an asset includes any costs attributable to bringing the asset to the location and condition necessary for it to be able to operate in the manner intended by management. One of those costs is testing whether the asset is working properly.

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is working properly). The proceeds from selling such samples, together with the costs of producing them, are now recognized in profit or loss. An entity will use IAS 2, “Inventory”, to

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

measure the cost of those items. Cost will not include depreciation of the asset being tested because it is not ready for its intended use.

The amendment also clarifies that an entity is “testing whether the asset is working properly” when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Therefore, an asset may be able to operate as intended by management and subject to depreciation before it has achieved the level of operating performance expected by management.

The amendment requires entities to separately disclose the amounts of proceeds and costs relating to items produced that are not an output of the entity’s regular activities. An entity shall also disclose the line item in the statement of comprehensive income where the proceeds are included.

IAS 37 “Provisions, contingent liabilities and contingent assets - Onerous contracts – Cost of fulfilling a contract”

lAS 37 defines an onerous contract as one in which the unavoidable costs of meeting the entity’s obligations exceed the economic benefits to be received under that contract. Unavoidable costs are the lower of the net cost of exiting the contract and the costs to fulfill the contract. The amendment clarifies the meaning of “costs to fulfill a contract”.

The amendment explains that the direct cost of fulfilling a contract comprises:

*the incremental costs of fulfilling that contract (for example, direct labor and materials); and

*an allocation of other costs that relate directly to fulfilling contracts (for example, an allocation of the depreciation charge for an item of PP&E used to fulfill the contract).

The amendment also clarifies that, before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to that contract.

The amendment could result in the recognition of more onerous contract provisions, because previously some entities only included incremental costs in the costs to fulfill a contract.

IFRS 3 “Business Combinations - Reference to the Conceptual Framework”

The Board has updated IFRS 3, “Business combinations”, to refer to the 2018 Conceptual Framework for Financial Reporting, in order to determine what constitutes an asset or a liability in a business combination. Prior to the amendment, IFRS 3 referred to the 2001 Conceptual Framework for Financial Reporting.

In addition, the Board added a new exception in IFRS 3 for liabilities and contingent liabilities. The exception specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 shall instead refer to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, or IFRIC 21, “Levies”, rather than the 2018 Conceptual Framework. Without this new exception, an entity would have recognized some liabilities in a business combination that it would not recognize under IAS 37. Therefore, immediately after the acquisition, the entity would have had to derecognize such liabilities and recognize a gain that did not depict an economic Gain.

The Board has also clarified that the acquirer shall not recognize contingent assets, as defined in IAS 37, at the acquisition date.

All these amendments will be applicable for fiscal years beginning on or after January 1, 2022.

The Group is evaluating the impact of the application of this new standard.

(b)	IFRS 17 “Insurance contracts”

On May  18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from November 1, 2023.

The Group is evaluating the impact of the application of this new standard.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(c)	Annual Improvements 2018-2020

Fees included in the 10% test for derecognition of financial liabilities

The amendment to IFRS 9 establishes which fees should be included in the 10% test for derecognition of financial liabilities. Costs or fees could be paid to either third parties or the lender. Under the amendment, costs or fees paid to third parties will not be included in the 10% test.

Illustrative examples accompanying IFRS 16 Leases

Illustrative Example 13 accompanying IFRS 16 is amended to remove the illustration of payments from lessor relating to lease improvements. The reason for the amendment is to remove any potential confusion about the treatment of lease incentives.

Subsidiaries as First-time adopters of IFRS

IFRS 1 grants an exemption to subsidiaries that become a first-time adopter of IFRS after their parent. The subsidiary may measure the carrying amounts of its assets and liabilities that would have been included in the consolidated financial statements of its parent, based on the transition date to IFRS of the parent if no adjustments were made for reasons of consolidation and for the purposes of the business combination by which the parent acquired the subsidiary.

IFRS 1 was amended to allow entities that have taken this IFRS 1 exemption to also measure cumulative translation differences using the amounts reported by the parent, based on the transition date to IFRS of the parent. The amendment to IFRS 1 extends the above-mentioned exemption to cumulative translation differences in order to reduce costs for first-time adopters of IFRS. The amendment will also apply to associates and joint ventures that have taken the same exemption from IFRS 1.

Taxation in fair value measurements

The requirement for entities to exclude cash flows for taxation when measuring fair value measurement under IAS 41 “Agriculture” has been removed. The purpose of this amendment is to align it with the requirement included in the standard to discount cash flows after taxes.

Effective date

All amendments will become effective on January 1, 2022. Early application is allowed.

The Group is evaluating the impact of the application of this new standard.

(d)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

The IASB amended IAS 1, “Presentation of Financial Statements”, to require companies to disclose material accounting policy information rather than significant accounting policy information. The amendment also clarifies that accounting policy information is expected to be material or of relative importance if, without it, users of the financial statements would be unable to understand other material information, or of relative importance, in the financial statements concerning significant accounting standards. To support this amendment, the Board also amended IFRS Practice State 2, “Making Materiality Judgments”, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The amendment to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, helps to distinguish between changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as to those of the current period.

These amendments are applicable to annual periods beginning on or after January 1, 2023. Early application is allowed. Changes shall be applied prospectively.

The Group is evaluating the impact of the application of this new standard.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(e)	Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

These amendments establish that deferred taxes arising from a single transaction that, on initial recognition, give rise to taxable and deductible temporary differences of the same value shall be recognized. This will generally apply to transactions such as leases (for lessees) and decommissioning or remediation obligations, where the recognition of deferred tax assets and liabilities will be required. These amendments shall be applied to transactions that occur on or after the beginning of the earliest comparative period presented. Likewise, deferred tax assets (to the extent that it is probable that they can be used) and deferred tax liabilities shall be recognized at the beginning of the earliest comparative period for all deductible or taxable temporary differences associated with:

-Right-of-use assets and lease liabilities, and

-Decommissioning, restoration and similar liabilities and the corresponding amounts recognized as part of the cost of the related asset.

The cumulative effect of initially applying the amendments is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

Previously, IAS 12 did not establish any particular accounting treatment for the tax effects of leases that were recognized on the balance sheet and for similar transactions, so different approaches were considered acceptable. Entities that are already recognizing deferred taxes on these transactions will not have an impact on their financial statements.

The amendments will be effective for fiscal years beginning on or after January 1, 2023 with early adoption permitted.

The Group is evaluating the impact of the application of this new standard.

1.3.	Critical accounting policies and estimates

The accounting policies are consistent with those used in the financial statements as of December 31, 2020.

The preparation of financial statements requires the Entity to make estimates and evaluations that affect the amount of the assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the year, In this sense, estimates are made to calculate, for example, provisions for uncollectible, useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the charge for income tax, , some labor positions and the contingency, labor, civil and commercial lawsuits, Actual future results may differ from the estimates and evaluations made at the date of preparation of these separated financial statements.

1.4.	Foreign currency translation

(a)	Functional and presentation currency

Figures included in the Separated Financial Statements as per each entity of the Group are expressed in the functional currency, that is, in the currency of the main economic setting where it operates. Separated  Financial Statements are expressed in Argentine pesos, which is the functional currency and the reporting currency of the Group.

Conversion of subsidiaries

Participations in subsidiary companies, whose functional currency is different from the Argentine peso, are converted, first, to the functional currency of the Group, and then adjusted for inflation (see note 1.2.2). The results and financial position of the subsidiaries with a functional currency other than the Argentine peso are translated into the Group's functional currency in accordance with the provisions of IAS 21 "Effects of changes in foreign currency exchange rates", as follows:

●	Assets and liabilities, at the closing exchange rate on the date of each consolidated statement of financial position
●	Income and expenses, at the average exchange rate.

Subsequently, the converted balances were adjusted for inflation in order to present them in homogeneous currency.

All the differences resulting from the translation were recognized in the caption "Conversion Difference of Financial Statements" of the consolidated statement of other comprehensive income.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

In the case of sale or disposal of any of the subsidiaries, the accumulated conversion differences must be recognized in the Statement of Comprehensive Income as part of the gain or loss from the sale or disposal.

(b)	Transactions and balances

Transactions in foreign currency are converted in the functional currency at the reference Exchange rate released by the Argentine Central Bank and those carried out in other currencies, at the repo rate in US dollars for the reference Exchange rate released by the Argentine Central Bank.  Earnings and losses in foreign currency that result in the liquidation of such transactions and the conversion of monetary assets and liabilities denominated in foreign currency at closing exchange rates, are recognized in the integral income statement, under “Difference of exchange rate in gold and foreign currency”.

As of December 31, 2021 and 2020 the balances in US dollars were converted at the reference exchange rate determined by the B.C.R.A. In the case of foreign currencies other than US dollars, they have been converted to this currency using the types of passes reported by the B.C.R.A.

1.5.	Cash and due from banks

Cash and equivalents are considered to be the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	12/31/2021	12/31/2020	12/31/2019
Cash and due from banks	436,159	108,925	245,560
Other financial assets	830,673	316,440	1,482,154
Cash and cash equivalents	1,266,832	425,365	1,727,714

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	12/31/2021	12/31/2020	12/31/2019
Cash and due from Banks
As per Statement of Financial Position	436,159	108,925	245,560
As per the Statement of Cash Flows	436,159	108,925	245,560
Other financial assets
As per Statement of Financial Position	1,186,902	479,734	1,483,880
Other financial assets not considered as cash equivalents	(356,229)	(163,294)	(1,726)
As per the Statement of Cash Flows	830,673	316,440	1,482,154
Other debt securities
As per Statement of Financial Position	414,717	1,134,514	-
Other debt securities not considered as cash equivalents	(414,717)	(1,134,514)	-
As per the Statement of Cash Flows	-	-	-

1.6.Information by segment

The Group determines the operating segments based on the management reports that are reviewed by the Board of Directors and key management personnel, and updates them as they present changes.

The Group analyzes the business on a consolidated basis, thus identifying the operating segments mentioned in Note 2 to the consolidated financial statements.

1.7.Financial Instruments

Other financial assets and other deb securities

i)Financial assets at amortize cost

Financial assets shall be measured at amortized cost if:

(a)the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(b)the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These financial instruments shall be measured at its fair value plus incremental, directly attributable, transaction costs, and subsequently measured at amortized cost.

A financial asset’s amortized cost is the amount at which it is acquired minus the cumulative amortization plus accrued interests (using the effective interest method), net of any impairment loss.

The effective interest method uses the rate that allows the estimated future cash flows to be discounted to be received or paid over the life of the instrument or a shorter period, if appropriate, equalizing the net book value. By applying this method, the Group identifies the incremental direct costs as an integral part of the effective interest rate.

ii)Financial assets at fair value through other comprehensive income:

Financial assets shall be measured at fair value through other comprehensive income when:

(a)the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and

(b)the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the amount outstanding.

These instruments shall be initially recognized at fair value plus incremental, directly attributable, transaction costs, and subsequently measured at fair value through other comprehensive incomes. Gains and losses arising out of changes in fair value shall be included in other comprehensive incomes within a separate component of equity. Impairment losses or reversal, interest revenue and foreign exchange rate gains and losses shall be recognized in profit or loss. At the time of sale or disposal, the accumulated gain or loss previously recognized in other comprehensive incomes are reclassified from equity to the income statement.

Investments in Mutual Funds: they have been valued according to the value of the share in force on the last business day corresponding to the end of the fiscal year.

iii)Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss comprise:

-Instruments held for trading
-Instruments specifically designated at fair value through profit or loss
-Instruments with contractual terms that do not represent contractual cash flows that are solely payments of principal and interest on the principal amount outstanding

These financial instruments shall be initially recognized at fair value and any gain or loss shall be recognized in profit or loss upon effectiveness.

The Group classifies a financial instrument as held for trading if it is acquired or incurred with an intention to sell or repurchase them in the short term, or it is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking or it is a derivative which is not embedded in a qualifying hedging relationship. Derivatives and instruments held for trading shall be classified as held for trading and are recognized at fair value.

The fair value of these instruments was calculated using the prices prevailing at the end of each year in active markets, if representative. In the absence of an active market, valuation techniques were used that included the use of market operations carried out in conditions of mutual independence, between interested parties and duly informed, whenever available, as well as references to the current fair value of another instrument that is substantially similar, or the analysis of discounted cash flows. The estimation of fair values is explained in more detail in the section "critical accounting policies and estimates".

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Additionally, financial assets can be valued ("designated") at fair value through profit or loss when, in doing so, the Group eliminates or significantly reduces an inconsistency in measurement or recognition.

iv)	Financial liabilities – Debt securities issued

Debt securities  issued by Group are measured at amortize cost.

v)	Investment in subsidiaries, associates and joint ventures

Subsidiaries are entities over which the Group has control. The Group controls an entity when such entity is exposed, or holds control, to receive variable yields as a result of its interest, and has the capacity to utilize its power to run operating and financial policies of such entity to impact on yields. Subsidiaries are consolidated as from the date on which the control is transferred to the Company, and are excluded from consolidation as from the date such control ceases.

Associates are entities on which the Group has a significant influence, that is, the power to intervene in financial-and-business-related decision making processes of such associate, but without gaining control.

Pursuant to IAS 27 and 28, separate financial statements, investments in subsidiaries and associates may be recorded through the use of “interest method” or “proportional equity value method”.

In virtue of the utilization of Interest Method, investments are initially recognized at cost, and such amount increases or decreases for the recognition of investor´s interest in earnings and losses of the entity after the acquisition/set-up date.

Likewise, net indentifiable assets and contingent liabilities acquired in the initial investment in a subsiadiary and/or associateare initially valuated at fair value as of investment date. When applicable, the value of interest in subsidiaries and associates includes the goodwill recognized on such date. When the interest of the group in losses is equivalent to or exceeds the value of the interest in such entities, the Entity does not recognize additional losses, except upon the existence of legal or assumed obligations related to the provision of funds or payments on behalf of such entities.

The interest in earnings and losses of subsidiaries and associates is recognized in the line “Income from associates and joint ventures” in the separate income statement. The interest of the Entity in other income from subsidiaries and associates is recognized in the line “Interest of associates and joint ventures recorded through the utilization of Interest method of the separate statement of other comprehensive results.

The Group determines the date of each report upon the existence of objective evidence showing that an investment in a subsidiary or associate is not recovereable. If so, the devaluation amount is calculated as the difference between the recovereable value of such investment and its accounting value, while recognizing the resulting amount in “Income from associates and joint ventures” in the separate income statement.

1.8.	Intangible Assets

a)Goodwill:

Goodwill resulting from the acquisition of subsidiaries, affiliates or joint ventures accounts for the excess between:

(i)the cost of one acquisition, which is valued as the amount of the transferred payment, valued at fair value as of the acquisition date plus the amount of non-controlling interest; and

(iii)	the fair value of recognizable acquired assets and assumed liabilities of such acquisition.

All goodwill is included in the item intangible assets in the consolidated statement of financial position.

Goodwill is not amortized. The Group evaluates, annually or upon devaluation indicators, the recoverability of goodwill based on future discounted fund flows plus any other information available as of the preparation of consolidated Financial Statements. Earnings and losses from the sale of an entity include the goodwill balance in the sold entity.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Goodwill is assigned to cash-raising units with the purpose of carrying out recoverability tests. Such assignment applies to those cash-raising units (or group of units), identified in accordance with the operating segment criterion and benefiting from the combination of businesses from which goodwill resulted.

Goodwill´s impairment test

Goodwill are assigned to the Group's cash generating units on the basis of the operating segments.

	12/31/2021	12/31/2020
Supervielle Seguros S.A.	14,672	14,672
Cordial Compañía Financiera S.A.	18,005	18,005
InvertirOnline S.A.U. / InvertirOnline.Com Argentina S.A.U.	2,814,395	2,814,395
Micro Lending S.A.U.	2,193,965	2,193,965
Futuros del Sur S.A.	7,739	7,739
Easy Cambio S.A.	11,007	11,007
TOTAL	5,059,783	5,059,783

The recoverable amount of a cash generating unit is determined on the basis of use value calculations. These calculations use cash flow projections based on approved financial budgets covering a period of five years.

The main key assumptions are related to marginal contribution margins. These were determined on the basis of past results, other external sources of information and their expectations of market development.

The discount rates used were 14% and are the respective average cost of capital ("WACC"), which is considered a good indicator of the cost of capital. For each cash generating unit, where the assets are assigned, a specific WACC was determined considering the industry, the country and the size of the business.

The main macroeconomic premises used are detailed below:

	Real	Forecast	Forecast	Forecast	Forecast	Forecast
	2021	2022	2023	2024	2025	2026
Inflation (end of year)	46.7%	45.9%	39.9%	56.7%	47.5%	47.5%
Inflation (average)	47.3%	44.4%	41.6%	51.1%	49.5%	47.5%
Cost of funding (average)	39.2%	41.9%	40.8%	49.0%	45.2%	45.2%
Loan’s interest rate (average)	55.8%	58.8%	65.4%	63.2%	61.7%	61.7%

The goodwill values recorded as of December 31, 2021 and 2020, have been tested as of the date of the financial statements and no adjustments for impairment have been determined as a result of the analyzes performed.

The sensitivity analysis of the cash-generating units to which the goodwill was assigned was based on a 1% increase in the weighted average cost of capital. The Group concluded that it would not be necessary to recognize any impairment loss on goodwill in the segment under these conditions.

b)Trademarks and licenses

Trademarks and licenses acquired separately are initially valued at historical cost, while those acquired through a business combinations are recognized at their estimated fair value at the acquisition date.

As of the closing date of the separate financial statements , intangible assets with a finite useful life are subsequently carried at cost less accumulated depreciation and / impairment losses, if any. These assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

The trademarks acquired by the Group have been classified as intangible assets with an indefinite useful life. The main factors considered for this classification include the years in which they have been in service and their recognition among industry customers.

Intangible assets with an indefinite useful life are those that arise from contracts or other legal rights that can be renewed without a significant cost and for which, based on an analysis of all the relevant factors, there is no foreseeable limit of the period over which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized,

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

but are subject, annually or whenever there are indications of devaluation, to annual assessment for impairment, either individually or at the level of the cash generating unit. The categorization of the indefinite useful life is reviewed annually to confirm if it is still sustainable.

Impairment losses are recognized when the book value exceeds its recoverable value. The recoverable value of the assets corresponds to the higher of the recoverable value of the asset or its value in use. For purposes of the impairment test, the assets are grouped at the lowest level in which they generate identifiable cash flows (cash-generating units). The devaluations of these non-financial assets - other than goodwill - are reviewed at each reporting date to verify possible reversals.

c)Software

Costs related to software maintenance are recognized as expenses when incurred. Development, acquisition or implementation costs which are directly attributable to identifiable and single software design and tests controlled by the Group are recognized as assets.

Development, acquisition or implementation costs recognized initially as period expenses, are not recognized as intangible asset cost. Costs incurred in the development, acquisition or implementation of software, recognized as intangible assets are amortized through the application of straight-line method during their estimated useful lives, over a term not exceeding five years.

1.9.	Property, plant and equipment

Lots and buildings were recorded at their revaluated values based on periodically appraisals; for which purpose independent appraisers were hired, net of the consequent building depreciation. A revaluation reserve is recognized in Other Comprehensive Income.

Any property, plant and equipment are recorded at their net historical cost of accrued depreciations and/or accrued devaluation losses, if any, except for real estate, for which the Group adopted the revaluation method. The cost includes expenses directly attributable to the acquisition or building of these ítems.

Management updates the valuation of the fair value of land, buildings, facilities and machinery (classified as property, plant and equipment), taking into account independent valuations. Management determines the value of a property, plant and equipment within a range of estimates of their fair value and considering the currency in which transactions are carried out in the market. The revaluations are carried out with sufficient regularity, in order to ensure that the book value, at all times, does not differ significantly from the fair value of each asset subject to revaluation.

The subsequent costs are included in the active value or are recognized as a separate asset, as appropriate, if and only if it is probable that they generate future economic benefits for the Entity, and their costs can be fairly measured. The book value of the asset that is being replaced is withdrwan, thus the new asset is amortized by the number of years of useful life left at the moment of the improvement.

The maintenance and reparations expenses are recognized in the consolidated income statement of the fiscal year in which they are incurred.

The depreciation is calculated utilizing the straight-line method, applying annual rates sufficient to extinguish the values of goods at the end of their estimated useful life. In the event that an asset includes significant components with different useful lives, they are recognized and depreciated as separate items.

The following chart presents the useful life for each of the items forming part of the item property, plant and equipment:

Property, plant and equipment	Estimated Useful Life
Buildings	50 Years
Furnitures and Facilities	10 Years
Machines and equipment	5 Years
Vehicles	5 Years
Others	5 Years

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The residual value of the property, plant and equipment, useful lives and depreciation methods are reviewed and adjusted if necessary, at each fiscal year closing or when there are devaluation signs.

The book value of the property, plant and equipment is immediately reduced at its recoverable amount when the book amount is greater than the estimated recoverable amount.

1.10.	Other receivables and debts

Receivables and liabilities have been valued at their nominal value plus financial results accrued as of each financial year closing. Such resulting values do not differ significantly from those recorded by applying existing accounting standards, which establish that they are to be valued at their best possible estimated receivable or payable amount, respectively, discounted by utilizing a certain rate that shows the time value of the money and specific risks involved in the estimated operation at the moment of its inclusion in assets and liabilities respectively.

Banking and financial debts have been valued in accordance with the amount of money received, net of transaction costs, plus accrued financial results based on the return interest rate estimated upon initial recognition.

1.11.	Reserved Earnings and dividend distribution

As for income resulting from dividends, there are certain restrictions for Companies where the Group holds interest. Such restrictions are mentioned in Note 1.29 as per Consolidated Financial Statements.

1.12.	Recognition of income

Financial income and expenses are recorded for all assets and liabilities measured at amortized cost in accordance with the effective rate method, thus the differentiation from all positive and negative results which are an integral part of the operation effective rate.

Results contained in the effective rate include expenses or income related to the creation or acquisition of a financial asset or liability.

The Group´s income from services are recognized in the income statement in accordance with the performance obligations compliance.

1.13.Capital Stock

The accounts in this item are expressed in currency that has not considered the variation of the price index since February 2003, except for the item "Capital Stock", which has been kept at its nominal value.

Ordinary shares are classified in equity and are recorded at their nominal value.

1.14.	Profit and Loss Accounts

The income statements were expressed as mentioned in Note 1.2.2.

2.	INSTRUMENTOS FINANCIEROS

The portfolio of financial instruments held by the Group is detailed below, as of December 31, 2021 and 2020:

Financial Instruments as of 12/31/2021	Fair value - PL	Amortized cost	Fair value - OCI	Total
Assets
- Other debt securities	414,717	-	-	414,717
- Other financial assets	1,186,902	-	-	1,186,902
Total Assets	1,601,619	-	-	1,601,619

Financial Instruments as of 12/31/2020	Fair value - PL	Amortized cost	Fair value - OCI	Total
Assets

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

- Other debt securities	479,734	-	-	479,734
Total Assets	479,734	-	-	479,734

3.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques, Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period, If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments held by the Group is detailed below, at the close of the period ended on December 31,2021 and 2020:

Portfolio of instruments at 12/31/2021	FV Level 1	FV Level 2	FV Level 3
Assets
Other Debt securities	414,717	-	-
Other financial assets	1,186,902	-	-
Total Assets	1,601,619	-	-

Portfolio of instruments at 12/31/2020	FV Level 1	FV Level 2	FV Level 3
Assets
Other financial assets	479,734	-	-
Total Assets	479,734	-	-

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of December 31, 2021 and 2020:

Other Financial Instruments as of 12/31/2021	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	436,159	436,159	436,159	-	-
Total Assests	436,159	436,159	436,159	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Other Financial Instruments as of 12/31/2020	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	108,925	108,925	108,925	-	-
Total Assests	108,925	108,925	108,925	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

4.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

	Subsidiary	Class	Market Value/Nominal	Number	Issuers’ last Financial Statements			Book value at 12.31.2021	Book value at 12.31.2020
					Actividad Principal	Capital Stock	Shareholders’ equity
	Banco Supervielle S.A.	Ord.	1	805,533,007	Commercial Bank	829,564	41,775,146	40,512,949	41.556.773
	IUDÚ Compañia Financiera S.A	Ord.	1	14,453,863	Financial Company	289,077	3,266,370	163,106	219.010
	Sofital S.A.F.e.I.I.	Ord.	1	20,854,642	Financial operations and administration of securities	21,544	1,874,828	1,268,745	1.310.468
	Tarjeta Automática S.A.	Ord.	1	201,635,159	Credit Cards	230,440	10,556	9,237	304.350
	Supervielle Asset Management S.A.	Ord.	1	1,407,277	Mutual Fund Management	1,407	688,915	654,470	531.204
	Espacio Cordial de Servicios S.A.	Ord.	1.000	1,273	Trading of products and services	1,340	417,327	355,145	385.251
	Supervielle Seguros S.A.	Ord.	1	1,543,750	Insurance company	1,625	1,581,722	1,489,638	1.402.876
	FF Fintech SUPV I	Ord.	-	209,309,242	Financial Trust	209,309	153,331	116,358	131.848
	Micro Lending S.A.U.	Ord.	1	132,223,770	Commercial Bank	132,223	261,359	264,608	201.955
Invertir Online	InvertirOnline S.A.U	Ord.	100	2.400	Settlement and Clearing Agent	240	170,986	195,926	614,156
	InvertirOnline.Com Argentina S.A.U	Ord.	0,01	80.451.077	Representations	805	24,469
	IOL Holding S.A.	Ord.	1	22.124.500	Financial Company	50,875	50,622,355	50,620	-
	Supervielle Productores Asesores de Seguros S.A.	Ord.	1	33,571,920	Insurance Broker	35,250	38,056	36,244	19,566
	Bolsillo Digital S.A.U	Ord.	1	121,640,106	Computer Services	121,640	91,308	-	87,407
	Supervielle Agente de Negociación S.A.U.	Ord.	1.000	55,027	Settlement and Clearing Agent	55,027	233,102	233,102	231,701
	Easy Cambio S.A.	Ord.	3.000	1,500	Services and exchange agency	4,500	7,688	7,689	12,545
Total Investments in subsidiaries, associates and joint ventures								45,357,837	47,009,110

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

5.	COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME

	12/31/2021	12/31/2020

5.1 Cash and due from banks
Cash	4	7
Financial institutions and correspondents	436,155	108,918
	436,159	108,925

5.2 Other financial assets
Mutual funds investments	830,673	477,640
Other investments	356,229	-
Miscellaneous Debtors	-	2,094
	1,186,902	479,734
5.3 Other debt securities
Public securities	414,717	1,134,514
	414,717	1,134,514
5.4 Investments in subsidiaries. associates and joint ventures
Banco Supervielle S.A.	40,512,949	41,556,773
IUDÚ Compañía Financiera S.A.	163,106	219,010
Sofital S.A.F. e I.I.	1,268,745	1,310,468
Tarjeta Automática S.A.	9,237	304,350
Supervielle Asset Management S.A.	654,470	531,204
Espacio Cordial de Servicios S.A.	355,145	385,251
Supervielle Seguros S.A.	1,489,638	1,402,876
FF Fintech SUPV I	116,358	131,848
Micro Lending S.A.U	264,608	201,955
Invertir Online S.A.U e invertir Online.com Argentina	195,926	614,156
Supervielle Broker de Seguros S.A.	36,244	19,566
Bolsillo Digital S.A.U.	-	87,407
Futuros del Sur S.A.	233,102	231,701
Easy Cambio S.A.	7,689	12,545
IOL Holding S.A.	50,620	-
	45,357,837	47,009,110
5.5 Property. plant and equipment
Vehicles	1,819	3,524
	1,819	3,524
5.6 Intangible Assets
Goodwill – Businness combination	5,059,783	5,059,783
Relations with clients	818,464	884,826
Brand	301,882	301,882
Proprietary Software & Technology	8,675	34,699
	6,188,804	6,281,190
5.7 Other non-financial assets
Overdrafts to employees	-	3,485
Retirement insurance	56,180	207,069
Other non-financial assets	30,330	-
	86,510	210,554

5.8 Other non-financial liabilities
Compensation and social charges payable	4,412	24,954
Miscellaneous creditors	308,499	392,506
Provision for long-term incentive	-	106,688
	312,911	524,148

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2021	12/31/2020
5.9 Interest income
Earned interests	188	4,357
Profit by government securities measure at amortized cost	-	49,386
	188	53,743

5.10 Interest expenses
Profit by government securities measure at amortized cost	(24,062)	-
	(24,062)	-

5.11 Net from financial instruments at fair value through profit or loss
Interests from Time Deposits	39,905	72,633
Income from Holding – MF	137,660	102,626
Income from Holding –Government Securities	-	144,667
	177,565	319,926

5.12 Other operating income
Subsidiaries’ advisory fees	292,208	293,129
Royalties	1,756	1,893
Other income	384	2,276
Revaluation of retirement insurance contributions	30,628	50,278
Income from technology solutions	33,310	-
Foreign source commissions	10,049	-
Income from sale of shares	24,847	-
	393,182	347,576

5.13 Personnel expenses
Personnel expenses	36,411	178,253
	36,411	178,253

5.14 Administration expenses
Bank expenses	528	981
Professional fees	51,756	74,969
Fees to directors and syndics	189,885	297,363
Taxes. rates and contributions	7,413	21,302
Insurance	296	805
Expenses and office services	7,584	11,449
Other expenses	26,363	60,757
	283,825	467,626

5.15 Other operating expenses
Turnover tax from Service Activities		16,364	15,344
Turnover tax from Financial Activities		8,533	11,374
Tax from Personal Assets Company Shares and Participations		4,532	8,978
Lost interest		6	7
		29,435	35,703
5.16 Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A		(928,852)	2,897,150
Results from equity investment in IUDÚ Compañía Financiera S.A.		(81,863)	(47,379)
Results from equity investment in Tarjeta Automática S.A.		(295,113)	(293,532)
Results from equity investment in Supervielle Asset Management S.A.		503,825	443,542
Results from equity investment in Espacio Cordial de Servicios S.A.		(30,106)	(56,736)
Results from equity investment in Supervielle Seguros S.A.		532,591	725,593

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

12/31/2021	12/31/2020
Results from equity investment in Sofital S.A.F. e I.I.	19,820	254,050
Results from equity investment in Micro Lending S.A.U.	62,654	13,823
Results from equity investment in InvertirOnline S.A. e InvertirOnline.Com Argentina S.A.	(48,064)	165,175
Results from equity investment in FF Fintech S.A.	(64,225)	5,517
Results from equity investment in Supervielle Productores Asesores de Seguros S.A.	(20,007)	(37,817)
Results from equity investment in Bolsillo Digital S.A.U.	(35,949)	(35,719)
Results from equity investment in Futuros del Sur S.A.	1,401	129,271
Results from equity investment in Easy Cambio S.A.	(4,857)	942
Results from equity investment in IOL Holding S.A.	(1,849)	-
	(390,594)	4,163,880

6.	RESTRICTED ASSETS

As of December 31, 2021 and 2020, the Group does not hold restricted assets,

7.	COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of  December 31, 2021 and 2020, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

Company	Condition	Legal Adress	Principal Activity	Percentage of direct participation		Percentage of direct and indirect participation
				12/31/2021	12/31/2020	12/31/2021	12/31/2020
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	97.10%	99.90%	99.90%
IUDÚ Compañia Financiera S.A.	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	5.00%	99.90%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card and Consumer Loans	87.50%	87.50%	99.99%	99.99%
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management Company	95.00%	95.00%	100.00%	100.00%
Sofital S.A.F. e I.I	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial operations and administration of marketable securities	96.80%	96.80%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina	Trading of products and services	95.00%	95.00%	100.00%	100.00%
Supervielle Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance company	95.00%	95.00%	100.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 344, C.A.B.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
InvertirOnline,Com Argentina S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
IOL Holding	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	-	100.00	-
Supervielle Productores Asesores de Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance Broker	95.24%	95.20%	100.00%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Computer Services	-	99.90%	100.00%	100.00%

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of direct participation		Percentage of direct and indirect participation
				12/31/2021	12/31/2020	12/31/2021	12/31/2020
Futuros del Sur S.A.	Controlled	Tres de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Easy Cambio S.A.	Controlled	Av. Colón 2535, Mar del Plata, Buenos Aires	Services and exchange agency	100.00%	100.00%	100.00%	100.00%
(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99,87% as of 12/31/20 and 12/31/20,

On March 13, 2020, Grupo Supervielle S.A. and Sofital, integrated capital contributions to Supervielle Productores Asesores de Seguros S.A. for $ 30,000,000 and $ 1,498,800, respectively, as approved by the Extraordinary Meeting on March 12, 2020, increasing the share capital in the amount of $ 31,498,800, by issuing 31,498,000 new ordinary shares, Said capital increase is in the process of authorization by the corresponding regulators.

On March 13, 2020, Grupo Supervielle S.A. integrated a capital contribution to Futuros del Sur S.A. for $ 50,000,000 conformed as approved by the Extraordinary Assembly on March 12, 2020, increasing the share capital in the amount of $ 50,000,000, by issuing 50,000 ordinary shares with a nominal value of $ 1,000 each, Said capital increase is in the process of authorization by the corresponding regulators.

On March 13, 2020, Grupo Supervielle S.A. added a capital contribution to Bolsillo Digital S.A.U. for $ 48,000,000 as approved by the Extraordinary Meeting on March 12, 2020, increasing the share capital in the amount of 48,000,000, by issuing 48,000,000 ordinary shares, Said capital increase is in the process of authorization by the corresponding regulators.

As resolved by the Board of Directors on September 24, 2020, Grupo Supervielle S.A. made a capital contribution to Bolsillo Digital S.A.U, of $ 12,500,000 on October 5, 2020, which was capitalized on the same date, increasing the capital stock in the amount of $ 12,500,000 to $ 60,600,000, through the issuance of 12,500,000 non-endorsable registered common shares of par value of $ 1 each and entitled to 1 vote per share.

On October 16, 2020 Grupo Supervielle S.A. acquired 100% of the capital stock of  Easy Cambio S.A., represented by 1,500 ordinary, nominative, non-endorsable shares, with a par value of $ 3,000 each and entitled to 1 vote per share.

As resolved by the Board of Directors on October 13, 2020, Grupo Supervielle S.A. made an irrevocable contribution to Play Digital S.A. of $ 34,571,700 on October 20, 2020 to subscribe 32,514,069 ordinary, book-entry shares, with a nominal value of $ 1 each and with the right to 1 vote per share. In addition, As resolved by the Board of Directors on December 2, 2020, Grupo Supervielle S.A. subscribed, on December 18, 2020, 9,233,052 ordinary, book-entry shares, with a par value of $ 1 each and with the right to one vote per share of Play Digital S.A. at a total price of $ 10,471,188.

In accordance with the resolution of the Board of Directors on March 3, 2021, Grupo Supervielle S.A. made a contribution to Play Digital S.A. of $ 6,832,612 on March 4, 2021 to subscribe 5,641,254 book-entry ordinary shares, with a par value of $ 1 and with the right to 1 vote per share.

In accordance with what was resolved by the Board of Directors on February 22, 2021, on March 4, 2021 Grupo Supervielle S.A. made a contribution to Bolsillo Digital S.A.U for $ 29,000,000, which was capitalized on the same date, increasing the capital stock in the amount of $ 29,000,000, raising it from $ 68,100,000 to $ 97,100,000, through the issuance of 29,000,000 non-endorsable nominative ordinary shares with a par value of $ 1 each and with the right to 1 vote per share.

In accordance with what was resolved the Board of Directors on April 22, 2021, on April 30, 2021 Grupo Supervielle SA subscribed and integrated 28,572,291 ordinary, nominative, non-endorsable shares, with a par value of $ 1 each and one vote per share of Supervielle Productores Asesores de Seguros SA, accompanying the capital increase in proportion to its shareholding.

In accordance with what was resolved the Board of Directors on June 23, 2021, on June 30, 2021, Banco Supervielle S.A. acquired from its controlling shareholder Grupo Supervielle S.A. its equity interest in Play Digital S.A. of 41,747,121 common book-entry shares with a par value of AR$ 1 and entitled to 1 vote per share, plus an irrevocable capital contribution capitalization in the amount of $ 6,832,612, for reasons of strategic and commercial convenience.

As resolved by the Board of Directors on July 20, 2021, on August 5, 2021 Grupo Supervielle S.A. sold and transferred to its subsidiary Banco Supervielle S.A. its shareholding in Bolsillo Digital S.A.U of 97,100,000 shares, ordinary, book-entry, with a par value of $ 1 each and 1 vote per share. Also, on September 6, 2021, Banco Supervielle S.A. made a contribution

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

in the amount of $ 25,000,000, subsequently capitalized on October 13, 2021 with an issue premium of $ 0.01874047 per share, raising the capital stock from $ 97,100,000 to $ 121,640,1010.

As resolved by the Board of Directors on September 28, 2021, Banco Supervielle S.A. subscribed and integrated 28,174,544 ordinary book-entry shares with a par value of $ 1 and with the right to 1 vote per share of Play Digital S.A. As of December 31, 2021, the participation of Banco Supervielle S.A. at Play Digital S.A. It amounts to 3.51% of the share capital and votes.

As resolved by the Board of Directors on August 2, 2021, on August 23, 2021 Grupo Supervielle S.A. acquired 95% of the shares of IOL Holding S.A., a company based in the Eastern Republic of Uruguay whose objective is to carry out shareholdings in other companies dedicated to providing stock market services at the regional level.

As resolved by the Board of Directors on November 24, 2021, Grupo Supervielle SA made an irrevocable capital contribution to IUDU Compañía Financiera SA of $25,000,000 through the issuance of 1,605,985 common, registered, non-endorsable shares of value par $1 each and entitled to 1 vote per share, with an issue premium of $14.5667734 per share.

As resolved by the Board of Directors on November 29, 2021, Grupo Supervielle SA made a capital contribution to IOL Holding SA for the sum of US$ 500,000 to be applied to working capital and investments, in line with what was considered by the Board of Directors at its meeting on August 2, 2021.

As resolved by the Board of Directors on January 28, 2022, Grupo Supervielle SA made an irrevocable capital contribution on account of future increases to IUDU Compañía Financiera SA of $25,000,000 through the issuance of 1,762,666 common, nominative shares , non-endorsable with a par value of $1 each and entitled to 1 vote per share, with an issue premium of $13.18306021 per share.

As resolved by the Board of Directors on February 25, 2022, Grupo Supervielle SA and Banco Supervielle SA made irrevocable capital contributions to IUDÚ Compañía Financiera SA for $12,500,000 and $237,500,000, respectively, increasing the capital stock by the sum of $19,312,748, through the issuance of 19,312,748 new shares (with an issue premium of $11.94481738 per share). These contributions will be capitalized in the next Assembly to be held.

The following describes Controlled Companies’ shareholders’ equity and results:

As of December 31, 2021 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	379,462,006	337,523,541	41,775,146	(944,896)
IUDÚ Compañia Financiera S.A.	18,840,507	15,574,137	3,266,370	(1,633,028)
Tarjeta Automática S.A.	452,898	442,342	10,556	(337,274)
Supervielle Asset Management S.A.	1,013,696	324,781	688,915	546,814
Sofital S.A. F. e I.I.	1,876,580	1,752	1,874,828	(22,440)
Espacio Cordial de Servicios S.A.	620,517	203,190	417,327	(33,185)
Micro Lending S.A.U.	396,374	135,015	261,359	61,778
InvertirOnline,Com Argentina S.A.U. (2)	40,375	15,906	24,469	(4,305)
InvertirOnline S.A.U.	9,047,492	8,876,506	170,986	(45,043)
IOL Holding S.A.	50,836	214	50,622	(253)
Supervielle Seguros S.A. (3)	3,269,809	1,688,087	1,581,722	268,362
Supervielle Productores Asesores de Seguros S.A.	125,076	87,020	38,056	(21,007)
Bolsillo Digital S.A.U.	176,332	85,024	91,308	(62,546)
Futuros del Sur S.A.	247,704	14,602	233,102	1,361
Easy Cambio S.A.	9,152	1,464	7,688	(4,856)

(1)The net equity and the net result attributable to the owners of the parent company are reported.
(2)The result is reported for six months.

As of December 31, 2020 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	364,451,831	321,398,861	43,052,970	3,013,923
IUDÚ Compañia Financiera S.A.	16,205,610	11,825,415	4,380,195	(948,561)
Tarjeta Automática S.A.	571,684	223,853	347,831	(350,254)
Supervielle Asset Management S.A.	839,546	280,512	559,034	471,116
Sofital S.A. F. e I.I.	1,969,609	6,930	1,962,679	244,862
Espacio Cordial de Servicios S.A.	833,139	382,627	450,512	(66,838)
Micro Lending S.A.U,	366,612	167,031	199,581	(8)
InvertirOnline,Com Argentina S.A.U.	61,928	33,154	28,774	3,004
InvertirOnline S.A.U.	9,307,254	8,721,059	586,195	121,229
Supervielle Seguros S.A. (2)	2,849,162	1,369,766	1,479,396	287,138
Supervielle Productores Asesores de Seguros S.A.	56,914	36,369	20,545	(39,705)
Bolsillo Digital S.A.U.	129,135	41,587	87,548	(35,578)
Futuros del Sur S.A.	303,410	71,669	231,741	129,311
Easy Cambio S.A.	21,165	8,621	12,544	(1,186)

(1)Corresponds to the Shareholders´Equity and Net Income attributable to parent company.
(2)The result is reported for six months.

As of December 31, 2021 and 2020, balances with Grupo Supervielle S.A‘s controlled are as follows:

Assets	12/31/2021	12/31/2020

Cash and due from banks
Banco Supervielle S.A.	2,817	2,154
InvertirOnline S.A.U. Cta. Cte.	387	103,671
	3,204	105,825

Other debt securities
IUDÚ Cmpañia Financiera S.A.	356,230	1,847
Tarjeta Automática S.A.	-	55
Espacio Cordial De Servicios S.A.	-	192
	356,230	2,094

Other financial assets
IUDÚ Compañía Financiera S.A.- provisions	-	116
	-	116

As of December 31, 2021 and 2020, results with Grupo Supervielle S.A‘s controlled are as follows:

	12/31/2021	12/31/2020
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	3	29
Interests from current accounts – IUDÚ	-	3,235
Interest on paid account– IOL	186	1,093
	189	4,357

Other operating income
Banco Supervielle S.A.	268,247	269,080
Sofital S.A.F. e I.I.	217	224
Supervielle Asset Management S.A.	2,165	2,172
Tarjeta Automática S.A.	635	639

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

IUDÚ Compañía Financiera S.A.	21,464	21,533
Espacio Cordial de Servicios S.A.	1,236	1,375
	293,964	295,023
Administrative expenses
Bank expenses – Banco Supervielle S.A.	141	546
Rent – Banco Supervielle S.A.	4,950	9,071
Legal and accounting consultancy services	869	1,273
Fees for market operations - InvertirOnline S.A.U.	114	3,500
	6,074	14,390

Net income from financial instruments at fair value through profit or loss
Interest from time deposits– IUDÚ Compañía Financiera	39,905	72,633
	39,905	72,633

8.	INCOME TAX

In June 2021, a law was enacted that establishes a new tiered aliquot structure for income tax with three segments based on the level of accumulated net taxable income. The new aliquots are:

-25% for accumulated net taxable income of up to AR$ 5 million;

-30% for the second tax bracket, which is for net taxable income of up to AR$ 50 million;

-35% for net taxable income of more than AR$ 50 million.

Said modification will be applicable for fiscal years beginning on or after January 1, 2021.

The following is a reconciliation between the income tax charged to income as of  December 31,2021 and 2020 that which would result from applying the current tax rate on the accounting profit:

	12/31/2021	12/31/2020
Comprehensive Income of the financial year Income Tax	(789,592)	4,046,912
Tax Rate in Force	30.87%	30%
Result of financial year before Income Tax at the tax rate	(243,747)	1,214,074
Permanent differences (at tax rate):
- Result of equity investments	120,579	(1,346,240)
- Untaxed results	34,297	126,842
- Tax Inflation adjustment	152,246	48,998
- Corrections to the deferred	4,270	(860,399)
- Others	3,167	54,395
Income Tax/(Breakdown) of the fiscal year	70,812	(762,330)
- Deferred tax rate difference	(69,400)	940,729
- Others	19,146	(167,597)
Income tax balance in favor	20,558	10,802

The evolution of asset balance from deferred tax is expressed as follows:

Item	Deferred income tax assets	Deferred income tax liabilities	Net position
At the beginning of the year	131,012	(60,208)	70,804
Changes of the fiscal year	(48,278)	(21,121)	(69,399)
At the end of the year	82,734	(81,329)	1,405

The impacts that this change produces on current tax 7,719 ( income) and and balances of deferred assets and liabilities, net  (gains) 14,160 , have been recorded in these financial statements, considering the effective rate that is applicable to the estimated date of the reversal of such deferred assets and liabilities.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

9.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of December 31, 2021 is as follows:

	Other financial assets	Current income tax assets	Other non-financial assets	Deferred income tax assets	Other non- financial liabilities
To mature:
1st. Quarter	1,186,902	12,680	44,375	-	312,911
2nd. Quarter	-	-	14,045	-	-
3rd. Quarter	-	-	14,045	-	-
4th. Quarter	-	-	14,045	-	-
Over a year	-	-	-	1,405	-
Subtotal to mature:	1,186,902	12,680	86,510	1,405	312,911
Matured term	-	-	-	-	-
Total	1,186,902	12,680	86,510	1,405	312,911
At fixed rate	-	-	-	-	-
At floating rate	830,673	-	-	-	-
Not accrue interest	356,229	12,680	86,510	1,405	312,911
Total	1,186,902	12,680	86,510	1,405	312,911

10.	CAPITAL STOCK

As of  December 31, 2021, and 2020 the corporate capital stock is the following:

Capital Stock	Nominal Value
Capital stock as of 12/31/2021	456,722
Capital stock as of 12/31/2020	456,722

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

11.	FINANCIAL RISK FACTORS

Financial Policies Supervielle Group

The management of financial risks in Grupo Supervielle at the individual level is governed by the guidelines established in the Financial Policies. These policies stipulate guidelines to be followed and monitoring metrics for the management of liquidity, indebtedness and tolerable level of risk in the investments made.

Liquidity

The purpose of the Liquidity Policy is to ensure the availability of funds to meet liabilities, including moments of high levels of stress. Grupo Supervielle, at an individual level, must have, at all times, a sufficient level of liquidity to meet the liabilities due in the following 90 days. Any outflow of funds including debt, taxes, payment of dividends and the operating result (income less expenses) when the latter is negative are considered liabilities.

Investments

The purpose of the Investment Policy is to manage the potential profitability of investments within previously approved risk limits, complying with current regulations.

The investments will especially attend criteria of reasonable prudence considering:

a)  The nature of the obligations and the currency in which they were assumed.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

b)  The terms in which they must become enforceable.

c)   Diversification of the asset portfolio.

Investments in financial assets whose issuing agents may represent a risk of money laundering and/or financing of terrorism will not be allowed. As an example, we indicate the case of securities and negotiable obligations representing the capital of companies or issued by legal entities incorporated in the so-called tax havens or in countries that have been declared non-collaborating in compliance with the regulations issued by the Group of International Financial Action (FATF).

House Limits Risk National Treasure

It is interpreted as a prudent measure in terms of risk management, seeking the diversification of the investment portfolio, the establishment of limits to direct exposure with the National Public Sector.

The risk appetite in this matter is established as a percentage of the direct exposure with the National Public Sector against the Liquid Net Equity of Grupo Supervielle, which includes investments in mutual funds, Public Securities, fixed terms in IUDÚ Compañía Financiera and/or or Bco. Supervielle, USD at Banco Supervielle and abroad.

Short and Long Term Needs

It is worth making a special clarification regarding the management of investments in Grupo Supervielle. The Treasury and Investor Relations Management of Grupo Supervielle annually prepares the cash flow in which the fund needs are established to cover the operating expenses of the holding company, the capital contributions to its subsidiaries and eventual investments for acquisitions, the payment of dividends to its shareholders as proposed by the company's Board of Directors and approved by the Shareholders' Meeting, and the income it will receive as dividends from its subsidiaries and management fees throughout the year. This cash flow is periodically reviewed and adjusted based on changes that may arise in the day-to-day business. The funds to cover the operating needs of the holding company to be met in a period of less than 90 days ("Short-Term Needs") are invested at the discretion of the Treasury and Investor Relations Management, which evaluates and monitors that the investments are carried out with the criteria of a good businessman, seeking a return within the risk parameters established for this type of investment, which are defined below. The funds in excess of the operating needs (“Long-term cash”) of the holding company are reported to the ALCO Committee, which establishes the way in which that liquidity will be invested and communicates the decision to the Treasury and Investor Relations Management. to proceed with the investment.

Investments made to cover Short-Term Needs must be made in the following financial instruments:

a)  Fixed Terms

b)  US dollars to cover operational needs in that currency

c)  Currency futures

d)  Purchase / Sale of a specific representative debt title by the Government of the Argentine Republic of any series or value (the “Title”) to be settled in pesos or dollars in the local or New York market.

e)  Mutual Funds with a low to moderate risk profile, in accordance with the provisions of the Management Company of the Common Investment Fund, whose underlying assets are limited to the instruments listed here for direct investment.

Long-term availabilities will be invested in accordance with the powers established for the ALCO Committee.

VaR limits

The central objective that governs the establishment of limits on exposure to risk (VaR) is to prevent potential losses from affecting their usual liquidity needs, fundamentally those associated with the payment of dividends, expenses and some minor investments that may arise or eventual contributions capital to subsidiaries for growth. Bearing this in mind, the risk appetite must be conservative and the VaR limit must be expressed as a percentage of the trading portfolio under analysis, always considering the protection of the aforementioned liquidity needs.

Stop Loss y Stop Gain

The losses accumulated throughout the month, once the amount equivalent to 50% of the applicable VaR has been exceeded, constitute a warning factor that warrants immediate communication to the members of the ALCO Committee, an area in which the situation will be evaluated and They will determine the corrective measures to be adopted if they are considered necessary.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

In the same way, a monthly stop gain is established. The level of accumulated profits that triggers the stop gain is established at an amount equivalent to 60% of the VaR in absolute values established for each of these investment portfolios. Once the established amount is exceeded, immediate communication must be provided to the members of the ALCO Committee, in which the situation will be evaluated and the measures to be adopted will be determined if they are considered necessary.

Indebtedness

The Indebtedness Policy aims to ensure the continuity of Grupo Supervielle in times of high levels of stress.

All payable liabilities are included, except commercial debts, for taxes, with employees and other sundry debts (for example, directors' fees to be paid, dividends to be paid, among others).

For Grupo Supervielle, the level of indebtedness must be equal to zero, except for specific situations where the decision to take on indebtedness must have the agreement and approval of the Board of Directors. Futures operations are not considered indebtedness for the purposes of controlling this condition.

12.	SUBSEQUENT EVENTS

In accordance with the resolutions of the Board of Directors dated January 28, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A, made irrevocable capital contributions to IUDÚ Compañía Financiera S.A. for $25,000,000 and $475,000,000, respectively, increasing the capital stock by $35,253,323, through the issuance of 35,253,323 new shares (with an issue premium of $13.18306021 per share). These contributions will be capitalized in the next Assembly to be held.

In accordance with the resolutions of the Board of Directors dated February 25, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A, made irrevocable capital contributions to IUDÚ Compañía Financiera S.A. for $12,500,000 and $237,500,000, respectively, increasing the capital stock by $19,312,748, through the issuance of 19,312,748 new shares (with an issue premium of $11.94481738 per share). These contributions will be capitalized in the next Assembly to be held.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – OTHER DEBT SECURITIES

Item	HOLDING
	Balance at 12/31/2021	Balance at 12/31/2020
Argentine
Measured at fair value with changes in ORI
Argentine National Bonus T2V1	-	195,204
Argentine National Bonus TV22	414,717	939,310
Total other debt securities	414,717	1,134,514
Total	414,717	1,134,514

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Item	Gross carrying amount				Depreciation					Net carrying amount
	At the beginning of the year	Increases	Disposals	At the end of the year	At the beginning of the year	Aliquot	Disposals	Of the year	At the end of the year	12/31/2021	12/31/2020
Vehicles	6,998	-	(2,038)	4,960	(3,474)	5	1,699	(1,366)	(3,141)	1,819	3,524
Total	6,998	-	(2,038)	4,960	(3,474)	5	1,699	(1,366)	(3,141)	1,819	3,524

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Item	Gross carrying amount				Depreciation					Net carrying amount
	At the beginning of the year	Increases	Disposals	At the end of the year	At the beginning of the year	Useful life	Disposals	Of the period	At the end of the year	12/31/2021	12/31/2020
Goodwill	5,059,783	-	-	5,059,783	-	-	-	-	-	5,059,783	5,059,783
Relations with clients	1,061,792	-	-	1,061,792	(176,966)	-	-	(66,362)	(243,328)	818,464	884,826
Brand	301,882	-	-	301,882	-	-	-	-	-	301,882	301,882
Proprietary Software & Technology	104,097	-	-	104,097	(69,398)	-	-	(26,024)	(95,422)	8,675	34,699
Total	6,527,554	-	-	6,527,554	(246,364)	-	-	(92,386)	(338,750)	6,188,804	6,281,190

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	Headquarters and branches in the country	As of 12/31/2021	As of 12/31/2021 (per currency)	As of 12/31/2020
			Dollar
ASSETS
Cash and Due from Banks	433,940	433,940	433,940	99,587
Other financial assets	295,053	295,053	295,053	375,284
Other non-financial assets	56,179	56,179	56,179	207,068
TOTAL ASSETS	785,172	785,172	785,172	681,939

LIABILITIES
Other non-financial liabilities	295,053	295,053	295,053	484,192
TOTAL LIABILITIES	295,053	295,053	295,053	484,192

NET POSITION	490,119	490,119	490,119	197,747

Grupo Supervielle S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2021

(in thousands of pesos)

Brief description of the business and evolution of operations

The Company is focused on gaining a leading position in the local financial business by offering innovative, inclusive and accessible financial services, Its strategy, deployed by its different companies (banking and non-banking) enables the access to every population segment with the required product offer, service model and risk/reward relationship required.

The result of the year ended on December 31, 2021, yields a loss of 860,404, which represents a return on average net worth negative of 1.6%, This result was originated, mainly, by the results of our investments in companies.

On April 27, 2021, the General Ordinary and Extraordinary Shareholders' Meeting approved the following distribution of the results of the 2020 fiscal year:

●	Optional reserve for future dividends: 514.711
●	Optional reserve: 4,103,753
●	Legal reserve 531,832

Grupo Supervielle S.A. is the parent company of the economic group and As of December 31,2021 and 2020, recorded the following direct and indirect equity investments in its subsidiaries:

Company	Main Activity	Interest in capital stock
		12/31/20201	12/31/2020
Banco Supervielle S.A.	Commercial Bank	99.90%	99.90%
IUDÚ Compañia Financiera S.A.	Financial Company	99.90%	99.90%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99.99%	99.99%
Supervielle Asset Management S.A.	Asset Management Company	100.00%	100.00%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance company	100.00%	100.00%
Micro Lending S.A.U.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
InvertirOnline,Com Argentina S.A.U.	Representations	100.00%	100.00%
IOL Holding S.A.	Financial Company	100.00%	-
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	100.00%
Bolsillo Digital S.A.U.	Computer Services	-	100.00%
Futuros del Sur S.A.	Settlement and Clearing Agent	100.00%	100.00%
Easy Cambio S.A.	Services and exchange agency	100.00%	100.00%

Grupo Supervielle S.A.

Informative Review as of DECEMBER 31, 2021

(in thousands of pesos)

Brief description of Related Companies

Grupo Supervielle is a public limited company incorporated in the Argentine Republic in 1979 that operates as a financial services holding company and lists and trades its shares since May 19, 2016 on the Argentine Stock Exchanges and Markets (BYMA) and on the Argentine Stock Exchange. New York (NYSE).

Grupo Supervielle has a history of more than 130 years in Argentina providing financial and non-financial services to its clients. Focused on transforming and facilitating your experiences, it offers agile solutions and adapts to permanent changes. Grupo Supervielle brings together multiple platforms and brands such as Banco Supervielle S.A., the 8th largest private bank in Argentina in terms of loans and the 11th largest by adding public banks; IUDÚ Compañía Financiera, a comprehensive financial services company with a growing digital offering; Tarjeta Automática S.A., a distribution network for consumer financing mainly in the south of Argentina; Micro Lending (MILA), a company specialized in the financing of pledge loans for the purchase of automobiles; Espacio Cordial de Servicios, a marketer of retail products, assistance/services and tourism; Supervielle Seguros, an insurance company; Supervielle Productores Asesores de Seguros, an insurance broker; Supervielle Asset Management, a mutual fund management company; IOL Invertironline, a broker specializing in online trading; Futuros del Sur S.A., a trading agent aimed at institutional and corporate clients; Bolsillo Digital SA, a company that provides payment solutions to retailers with Mobile POS and mobile wallet products through its Boldi brand. Thus, it forms a diverse ecosystem with a shared vision where the centrality of the client and digital transformation constitute its backbone. Finally, the portfolio of companies of the holding company is completed by a company whose main activity is holding shares in the same companies of Grupo Supervielle, Sofital S.A.F.e I.I.

Grupo Supervielle is accelerating transformation initiatives in all its service channels, moving towards omnichannel. This includes the development of a modern technological architecture, the evolution of its bank branch model and the incorporation of APIs to connect with third parties and prepare for Open Banking, while advancing in improving the customer experience.

As of December 31, 2021, Grupo Supervielle's infrastructure is supported by a strategic national presence through 298 access points, including 184 bank branches, 10 bank sales and collection centers, 79 IUDÚ Compañía Financiera sales points, 20 Tarjeta Automática branches, 5 Mila branches (in addition to its network of more than 500 related concessionaire agencies), 450 ATMs, 230 self-service terminals and 298 Supervielle ATMs with integrated biometrics and without the use of a password or card. Likewise, Grupo Supervielle offers solutions through its digital channels, applications and solutions developed for different business segments, and also offers products and services through its digital attacker platforms to clients located throughout the country.

As of Decembeer 31, 2021, the Bank records 379,462,006 worth assets and shareholders’ equity attributable to parent company of  41,775,146. Net income recorded on December 31, 2021 amounted to 944,896 (loss) which mainly resulted from the financial margin and the service margin.

IUDÚ Compañia Financiera S.A,, is a financial service firm, subject to regulations issued by the Central Bank of the Argentine Republic, whose main business is made up by credit card and loan granting and the sale of insurance policies in Walmart Argentina’s outlets. As of December 31 2021, recorded negative results of 1,633,028. On November 2, 2020, the Extraordinary Assembly of IUDÚ Compañia Financiera S.A, resolved, among other things, to reform the bylaws including the modification of the name of the Company to “IUDÚ Compañía Financiera S.A.”. By Resolution No, 3/2021 of the B.C.R.A, no objections were made to the aforementioned change of company name, On April 19, 2021, said change was registered with the General Inspection of Justice.

Tarjeta Automática S.A.’s main activity includes the issuance and administration of credit cards and consumer loans. The year ended on December 31, 2021, recorded negative results of  337,274.  In November 2012, Tarjeta Automática started to market credit cards, personal loans and insurance policies on account and behalf of IUDÚ Compañia Financiera S.A, collecting a monthly fee for such services.

Supervielle Asset Management S.A. is focused on the promotion, instruction and administration of investment mutual funds pursuant to Law 24,083, its Ruling Decree and any other legal or ruling standard addressing such activities. As of December 31, 2021, earnings amounted to 546,814.

Sofital S.A.F. e I.I. is a company whose main activity includes financial operations and the administration of marketable securities, As of December 31, 2021, negative results to 22,440.

Espacio Cordial de Servicios S.A. is a company focused on the trading of all kinds of goods and services related to insurance, tourism, health plans and/or services and other goods and services. As of December 31, 2021, recorded negative results of 33,185.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., records shareholders equity for 1,581,722 and assets for 3,269,810. As of December 31, 2021, earnings amounted to 268,361.

Micro Lending S.A.U, is specializes in the financing of pledge credits, particularly used cars. As of December 31, 2021, recorded a profit results of 61,778.

InvertirOnline S.A.U, is a specialized online trading platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a reference in the Fintech sector in the country. As of  December 312021 InvertirOnline S.A.U obtained  negative results of 45,043 and InvertirOnline,Com Argentina S.A.U, it presented a profit of 4,305 as December 31,2020.

Bolsillo Digital S.A.U, is a company dedicated to the commercialization of products and services related to the management and processing of payments. As of December 31, 2021, recorded a negative result of 62,546.

Supervielle Agente de Negociación S.A.U.  is a company whose main activity is to engage on its own account or on behalf of third parties or associated with third parties, in the country or abroad, to act as agent in the categories in which it is duly registered by the National Securities Commission. As of December 31, 2021, presented a profit of 1,362.

Supervielle Productores Asesores de Seguros S.A., is a company whose purpose is to carry out the activity of intermediation, promoting the conclusion of life, property and social security contracts, advising insured and insurable. As of December 31, 2021, it presented a negative result of 21,007.

Easy Cambio S.A. is a company that provides home and exchange agency services. As of December 31, 2021, it obtained negative result of 4,856..

IOL Holding S.A. is a company that brings together shareholdings in other companies dedicated to providing stock services at a regional level. As of December 31, 2021, it obtained a negative result of 253.

Grupo Supervielle S.A.

Informative Review as of DECEMBER 31, 2021

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Statement of Financial Position	12/31/2021	12/31/2020	12/31/2019
Total Assets	392,239,229	377,231,725	307,057,595
Total Liabilities	338,822,577	322,337,918	257,311,140
Changes in Shareholders’ Equity	53,416,652	54,893,807	49,746,455
Total Liabilities plus Changes in Shareholders’ Equity	392,239,229	377,231,725	307,057,595

Income Statement	12/31/2021	12/31/2020	12/31/2019
Net income from interest	42,920,964	54,453,376	20,305,046
Net income from commissions	13,856,029	14,516,570	15,577,001
Net income before income tax	(29,485)	5,921,711	(5,655,330)
Total comprehensive income attributable to owners of the parent company - Earnings	(961,344)	5,943,190	(5,850,237)

Consolidated Cash Flow Statement	12/31/2021	12/31/2020	12/31/2019
Total operating activities	8,975,720	33,441,236	(55,451,348)
Total investment activities	(4,836,400)	(5,512,423)	(2,391,798)
Total financing activities	(12,563,419)	(21,475,352)	(30,516,010)
Effect of changes in exchange rate	10,697,803	9,246,019	6,903,208
Net increase in cash and cash equivalents	2,273,704	15,699,480	(81,455,948)

Grupo Supervielle S.A.

Informative Review as of DECEMBER 31, 2021

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	12/31/2021	12/31/2020	12/31/2019

Liquidity	15.51%	22.09%	31.45%
- Cash and cash equivalents (*1)	44,728,465	59,571,419	57,523,052
- Deposits	288,458,097	269,644,541	182,905,419

Solvency	15.77%	17.03%	19.33%
- Shareholders Equity	53,416,652	54,893,807	49,746,455
- Total Liabilities	338,822,577	322,337,918	257,311,140

Immobilization of Capital	9.34%	9.73%	10.08%
-Immobilized Assets (*2)	36,619,934	36,722,209	30,949,894
-Total Assets	392,239,229	377,231,725	307,057,595

(*1) Including cash, listed corporate and government securities and mutual funds shares,

(*2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items,

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Grupo Supervielle S.A.

informative review as of DECEMBER 31, 2021

(in thousands of pesos)

Adoption of International Financial Reporting Standards (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB)  and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5,5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1,2,b), for financial years started on January 1, 2018. Likewise, entities shall prepare their opening Financial Statements as from January 1, 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

On February 22, 2019 the Argentine Central Bank issued Communication "A" 6651, through which it established that as of January 1, 2020, the financial statements are prepared in constant currency, In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16, Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5,5 of IFRS 9 as from fiscal years starting on 1 January, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions. Likewise, Communication “A” 6938 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “B” group Companies until January 1, 2021,a category that includes IUDÚ Compañia Financiera S.A,,; therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank, It is worth mentioning that through communications "A" 7108 and 7134, the Argentine Central Bank ordered the classification of financial entities into groups "A", "B" and "C", leaving IUDÚ Compañía Financiera classified as Group "C" as of October 1, 2020.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the aforementioned requirements, the following is set out:

•	Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;
•	The investment in financial entities and in the insurance company accounts for 81.4% of Grupo Supervielle S.A.’s assets, being the main assets of the Group.
•	95.10% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results.
•

Grupo Supervielle S.A. holds 99,90% direct and indirect stock investments in Banco Supervielle S.A. a 99,90% of IUDÚ Compañia Financiera S.A, and a 100% of Supervielle Seguros S.A., resulting in the Group’s control in those entities.

Perspectives

For the financial year 2022, Grupo Supervielle expects to keep its contribution to the Argentine economy evolution and growth through its credit origination.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 21, 2022	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer